
11008572


Copart

ANNUAL REPORT 2011

AT JULY 31,	2011	2010	2009	2008	2007
(IN 000'S EXCEPT PER SHARE & OTHER DATA)					
OPERATING RESULTS ($)					
REVENUES	872,246	772,879	743,082	784,848	560,680
OPERATING INCOME	265,290	239,070	225,325	237,917	203,145
EBITDA	310,984	282,301	266,679	280,721	240,234
INCOME BEFORE TAXES	263,877	239,495	227,732	249,650	217,421
NET INCOME	166,375	151,627	141,103	156,932	136,338
BASIC PER SHARE AMOUNTS ($)					
NET INCOME	2.20	1.80	1.67	1.80	1.50
WEIGHTED AVERAGE SHARES	75,649	84,165	83,537	87,412	90,651
DILUTED PER SHARE AMOUNTS ($)					
NET INCOME	2.17	1.78	1.64	1.75	1.46
WEIGHTED AVERAGE SHARES	76,676	85,027	84,930	89,858	93,455
BALANCE SHEET DATA ($)					
CASH, CASH EQUIVALENTS & SHORT-TERM INVESTMENTS	74,009	268,188	162,691	38,954	210,246
WORKING CAPITAL	75,242	330,191	212,349	84,501	247,850
TOTAL ASSETS	1,084,436	1,228,812	1,058,032	956,247	1,014,600
TOTAL DEBT	375,756	975	1,457	2,240	2,793
SHAREHOLDERS' EQUITY	555,172	1,087,234	921,459	798,996	880,866
OTHER DATA					
NUMBER OF FACILITIES	153	152	147	143	131



900
800
700
600
500
07
08
09
10
11

REVENUES (in millions)



175
150
125
100
075
07
08
09
10
11

NET INCOME (in millions)



2.25
2.00
1.75
1.50
1.25
07
08
09
10
11

DILUTED EPS

This letter would not be possible without the support of our members and sellers, so I would like to start off by thanking all of you for your business and continued support. To the internal customers of Team Copart we thank you for your continued hard work and dedication. We also thank your families for their understanding as you take time away from home to travel and work hard leading Copart into the future.

Copart was founded in 1982 by Willis Johnson, which means our 30-year anniversary will be marked in our next fiscal year. Fortunately, I have had the pleasure of working with Willis and Vinnie Mitz, our President, for over half of those 30 years. During that time we have been publicly held roughly 17 years, since 1994. To say that we have witnessed monumental change in our industry over the years would be, well, a monumental understatement. The fact is, we have witnessed an industry that's been consolidated, amalgamated, organized, electrified, and technofied, and all in less than 20 years. Most of those years were really exciting years. We saw Copart become this new company, a company with a mission and vision that would change the way cars are sold for our clients in the United States and eventually Canada and the United Kingdom.

However, when 2008 began (and yes, I am being cliché) it was the best of times, and when it finished, it was the worst of times. Early in 2008, average sales prices hit a new high; and by the end of the year we were on a low that hadn't been seen in years. So what to do? Well, we embarked on a marketing campaign that not only ignited how we think about our customers, but also how we think about the user experience at the yard, online, and over the phone. By 2009 we were seeing areas of improvement, or as we like to call them, opportunities; opportunities that were ripe for the picking. Those opportunities continued to be discovered and picked as we entered into 2010 (one of which is the no frills annual report that was started in 2010 and will continue in 2011). By the end of 2010, we were clear about our approach for 2011 and beyond and we believed that approach was going to have major implications for years to come.

As we entered fiscal 2011 it became very obvious that we needed to own more of the future we would all be creating. Let's face it, we knew putting in a new computer system internally, developing a new website externally, and moving the corporate headquarters from California to Texas was just the beginning. We were embarking on serious changes to our service, our culture, and our bottom line. We had never thought about this business on a quarter to quarter basis and 2011 was no time to start. The solution, the answer, the call was clear: embrace all of these changes and begin buying shares of the company. And that's exactly what we have done over the last 12 months. We started the year with roughly 85 million shares of common stock and we finished the year with roughly 66 million shares. That equates to a reduction in outstanding shares of common stock of over 22%, giving remaining shareholders that much more of the future.

As I already stated, we have always believed in the power of long term ownership, as it causes management to think about the business from a very long term perspective rather than quarter to quarter or year to year. Those investors who have remained with us will share in the improvements we make going forward. This is indicated by the results we saw in 2011 as basic EPS increased 22% from $1.80/share to $2.20/share. For those shareholders that have left, we are happy to be owners of their stock, and thank them for their past support. Truly one of the benefits of being a public company is the ability to share our success with fellow shareholders and we will continue to welcome those who wish to be owners of our company.

We enter our 2012 fiscal year as a company that will become faster, easier, more transparent and more comprehensive to do business with at all levels. This is a major initiative for Copart and one that we refer to as "Project Overdrive." These changes will start to take hold in fiscal 2012, 2013, and 2014. The changes will not only help us in our existing footprint of facilities in the US, Canada, and the UK, but will assist us as we expand to new locations in countries that have a need for our services.

Interestingly enough, on the cover of USA Today the day I penned this letter, the headline read, "1990-2010: How America Changed." Did they mention the national debt has gone from $3 trillion to $14 trillion? NO! Did they mention the economy may be stagnant as we look to the years ahead? NO! Did they mention that the last 20 years were good years compared to where we may be headed economically? Well no, of course not! What they discussed was the census. For those of you who travel as much as we do at Copart, you will remember the cover. It referred to the increase in the number of people living in suburbs since 1990 (up 40 million), the number of births by unwed mothers (41%), and the number of residents who are 18 years old and under (24%, an all time low). Also, the number of people living beyond 85 years is up. All this is an interesting combination that should make many investors adjust their models if they are thinking long term. Especially if you believe the trend over the last 20 years is going to continue.

One more trend we see is the average age of the vehicles we sell. The average age of the vehicles sold by Copart is up and is trending up. In fact, the average age of a vehicle at Copart has gone from 8.6 in 2008 to 9.7 in 2011. This is yet another trend that we believe will continue. Why does this matter? Very simply, because when the average age of a vehicle goes up, the likelihood of the vehicle becoming a total loss in an accident goes up. From where we sit, we see an increase in the number of total loss units that will need to be sold. In other words, we see our overall market for damaged vehicles increasing while the global economy may very well be shrinking. Not to mention we are big believers in our ability to add additional vehicles to our existing locations through continued growth in our non-insurance supply of vehicles.

We have taken our industry from bricks to clicks and now we look forward to taking our company from cyberspace into Overdrive. We are excited and continuing to look forward as we improve the Copart experience. We will not look in our rear view mirror as we execute our plans to transform Copart into a more nimble, flexible, scrappy (no pun intended) company. On behalf of the Board of Directors, and the over 2,800 members of Team Copart, Willis, Vinnie and I thank you all for your continued interest and support.

Sincerely,



A. Jayson Adair
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

**ANNUAL REPORTS PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: July 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-23255

Copart, Inc.

(Exact name of registrant as specified in its charter)

California	**94-2867490**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
4665 Business Center Drive Fairfield, California	**94534**
(Address of principal executive offices)	*(Zip code)*

**Registrant's telephone number, including area code:
(707) 639-5000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Stock, no par value (Including associated Preferred Stock Rights)	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting Common Stock held by non-affiliates of the registrant as of January 31, 2011 (the last business day of the registrant's most recently completed second fiscal quarter) was $2,111,301,225 based upon the closing sales price reported for such date on the NASDAQ Global Select Market (formerly the NASDAQ National Market). For purposes of this disclosure, shares of Common Stock held by persons who hold more than 5% of the outstanding shares of Common Stock and shares held by officers and directors of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive for other purposes.

At September 27, 2011, registrant had 66,030,517 outstanding shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive Proxy Statement for the 2011 Annual Meeting of Shareholders, also referred to in this Annual Report on Form 10-K as our Proxy Statement, which will be filed with the Securities and Exchange Commission, or SEC, pursuant to Regulation 14A within 120 days after the registrant's fiscal year end of July 31, 2011, have been incorporated by reference in Part III hereof. Except with respect to the information specifically incorporated by reference, the Proxy Statement is not deemed to be filed as a part hereof.

Annual Report on Form 10-K
for the Fiscal Year Ended July 31, 2011

TABLE OF CONTENTS

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for the fiscal year ended July 31, 2011, or this Form 10-K, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). In some cases, you can identify forward- looking statements by terms such as "may," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. The forward-looking statements contained in this Form 10-K involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These forward-looking statements are made in reliance upon the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These factors include those listed in Part I, Item 1A under the caption entitled "Risk Factors" in this Form 10-K and those discussed elsewhere in this Form 10-K. Unless the context otherwise requires, references in this Form 10-K to "Copart," the "Company," "we," "us," or "our" refer to Copart, Inc. We encourage investors to review these factors carefully together with the other matters referred to herein, as well as in the other documents we file with the Securities and Exchange Commission (the SEC). We may from time to time make additional written and oral forward-looking statements, including statements contained in the Company's filings with the SEC. We do not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

Although we believe that, based on information currently available to Copart and its management, the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

Item 1. *Business*

Corporate Information

We were incorporated in California in 1982 and became a public company in 1994. Our principal executive offices are located at 4665 Business Center Drive, Fairfield, California 94534 and our telephone number at that address is (707) 639-5000. Our website is *www.copart.com.* The contents of our website are not incorporated by reference into this Form 10-K. We provide free of charge through a link on our website access to our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as amendments to those reports, as soon as reasonably practical after the reports are electronically filed with, or furnished to, the SEC.

Copart™, VB^{2}™, CopartDirect™, BID4U™, CoPartfinder™ and CI & Design™ are trademarks of Copart, Inc. This Form 10-K also includes other trademarks of Copart and of other companies.

Overview

Copart, Inc. is a leading provider of online auctions and vehicle remarketing services in the United States (US), Canada and the United Kingdom (UK).

We provide vehicle sellers with a full range of services to process and sell vehicles over the Internet through our Virtual Bidding Second Generation Internet auction-style sales technology, which we refer to as VB^{2}. Sellers are primarily insurance companies, but also include banks and financial institutions, charities, car dealerships, fleet operators and vehicle rental companies. We sell principally to licensed vehicle dismantlers, rebuilders, repair licensees, used vehicle dealers and exporters and, at certain locations, we sell directly to the general public. The majority of the vehicles sold on behalf of the insurance companies are either damaged vehicles deemed a total loss or not economically repairable by the insurance companies or are recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made. We offer vehicle sellers a full range of services that expedite each stage of the vehicle sales process, minimize administrative and processing costs and maximize the ultimate sales price.

In the US and Canada (North America), we sell vehicles primarily as an agent and derive revenue primarily from fees paid by vehicle sellers and vehicle buyers as well as related fees for services such as towing and storage. In the UK, we operate both on a principal basis, purchasing the salvage vehicle outright from the insurance companies and reselling the vehicle for our own account, and as an agent.

We converted all of our North American and UK sales to VB^2 during fiscal 2004 and fiscal 2008, respectively. VB^2 opens our sales process to registered buyers (whom we refer to as members) anywhere in the world who have Internet access. This technology and model employs a two-step bidding process. The first step is an open preliminary bidding feature that allows a registered member to enter bids either at a bidding station at the storage facility or over the Internet during the preview. To improve the effectiveness of bidding, the VB^2 system lets members see the current high bids on the vehicles they want to purchase. The preliminary bidding step is an open bid format similar to eBay. Members enter the maximum price they are willing to pay for a vehicle and VB^2's BID4U feature will incrementally bid on the vehicle on their behalf during all phases of the auction. Preliminary bidding ends one hour prior to the start of a second bidding step, an Internet-only virtual auction. This second step allows bidders the opportunity to bid against each other and the high preliminary bidder. The bidders enter bids via the Internet in real time while BID4U submits bids for the high preliminary bidder, up to their maximum bid. When bidding stops, a countdown is initiated. If no bids are received during the countdown, the vehicle sells to the highest bidder.

We believe the implementation of VB^2 has increased the pool of available buyers for each sale and the added competition has increased the amount buyers are willing to pay for vehicles. We also believe that it has improved the efficiency of our operations by eliminating the expense and capital requirements associated with live auctions. For fiscal 2011, sales of North American vehicles, on a unit basis, to members registered outside the state where the vehicle is located accounted for 51.4% of total vehicles sold; 28.4% of vehicles were sold to out of state members and 23.0% were sold to out of country members, based on registration. For fiscal 2011, sales of UK vehicles, on a unit basis, to members registered outside the country where the vehicle is located accounted for 17.5% of total vehicles sold.

We believe that we offer the highest level of service in the auction and vehicle remarketing industry and have established our leading market position by:

- providing coverage that facilitates seller access to buyers around the world, reducing towing and third-party storage expenses, offering a local presence for vehicle inspection stations, and providing prompt response to catastrophes and natural disasters by specially-trained teams;
- providing a comprehensive range of customer services that include merchandising services, efficient title processing, timely pick-up and delivery of vehicles, and Internet sales;
- establishing and efficiently integrating new facilities and acquisitions;
- increasing the number of bidders that can participate at each sale through the ease and convenience of Internet bidding;
- applying technology to enhance operating efficiency through Internet bidding, web-based order processing, salvage value quotes, electronic communication with members and sellers, vehicle imaging, and an online used vehicle parts locator service; and
- providing the venue for insurance customers through our Virtual Insured Exchange (VIX) product to contingently sell a vehicle through the auction process to establish its true value, allowing the insurance customer to avoid dealing with estimated values when negotiating with owners who wish to retain their damaged vehicles.

Historically, we believe our business has grown as a result of (i) acquisitions, (ii) increases in the overall volume in the salvage car market, (iii) growth in market share, (iv) increases in amount of revenue generated per sales transaction resulting from increases in the gross selling price and the addition of value-added services for both members and sellers, and (v) the growth in non-insurance company sellers. For fiscal year 2011, which ended July 31, 2011, our revenues were $872.2 million and our operating income was $265.3 million.

On June 14, 2007, we entered the UK salvage market through the acquisition of Universal Salvage Plc (Universal). In fiscal 2008, we made the following additional acquisitions: Century Salvage Sales Limited (Century) on August 1, 2007; AG Watson Auto Salvage & Motors Spares Limited (AG Watson) on February 29, 2008; and Simpson Bros. Holdings Limited (Simpson) on April 4, 2008. In fiscal 2010, we acquired D Hales Limited (D Hales) on January 22, 2010. In fiscal 2011, we acquired John Hewitt and Sons, Limited (Hewitt) on March 11, 2011. Universal, Century, AG Watson, D Hales and Hewitt were all leading providers of vehicle auctions and services to the motor insurance and automotive industries. Simpson was primarily an auto dismantler and was acquired primarily for its real estate holdings.

In fiscal 2008, we initiated two new programs using VB^2, (i) Copart Dealer Services (CDS), by which we sell dealer-trade-ins and (ii) CopartDirect, whereby we offer to purchase the cars directly from the public and sell them on our own behalf. Our goal through these two programs was to expand VB^2's application beyond traditional salvage in order to expand our customer base. CDS targets franchise and independent dealerships while CopartDirect targets the general public.

In fiscal 2009, we opened our website to the public, initiated our Registered Broker program by which the public can purchase vehicles through a member, and initiated our Market Maker program by which members can open Copart storefronts with Internet kiosks that enable the general public to browse and view our inventory and purchase vehicles from us through the Market Maker.

In fiscal 2010, we initiated two additional programs using VB^2: (i) 2nd chance bidding, which allows the second highest bidder of a vehicle the opportunity to purchase the vehicle for the seller's current minimum bid after the high bidder declines and (ii) Night Cap Sales, which provides sellers an additional opportunity to have members bid on their vehicles, increasing exposure and minimizing cycle time.

In fiscal 2011, in North America, we acquired one new facility located in Hartford City, Indiana, and we opened a new facility in Homestead, Florida. As of July 31, 2011, we had a total of 153 facilities, comprised of 134 in the US, 2 in Canada and 17 in the UK.

Industry Overview

The auction and vehicle remarketing services industry provides a venue for sellers to dispose of or liquidate vehicles to a broad domestic and international buyer pool. In North America, sellers generally auction or sell their vehicles on consignment either for a fixed fee or a percentage of the sales price. On occasion in North America and on a primary basis in the UK, companies in our industry will purchase vehicles from the largest segment of sellers, insurance companies, and resell the vehicles for their own account. The vehicles are usually purchased at a price based either on a percentage of the vehicles' estimated pre-accident cash value and/or based on the extent of damage. Vehicle remarketers typically operate from multiple facilities where vehicles are processed, viewed, stored and delivered to the buyer. While most companies in this industry remarket vehicles through a physical auction, Copart sells all of its vehicles on its Internet selling platform, VB^2, thus eliminating the requirement for buyers to travel to an auction location to participate in the sales process.

Although there are other sellers of vehicles, such as banks and financial institutions, charities, car dealerships, fleet operators and vehicle rental companies, the primary sellers of vehicles are insurance companies.

Automobile manufacturers are incorporating new standard features, including unibody construction, passenger safety cages with surrounding crumple zones to absorb impacts, plastic components, airbags, xenon lights, computer systems, heated seats, and navigation systems. We believe that one effect of these additional features is that newer vehicles involved in accidents are more costly to repair and, accordingly, more likely to be deemed a total loss for insurance purposes.

The primary buyers of the vehicles are vehicle dismantlers, rebuilders, repair licensees, used vehicle dealers, exporters and in some states, the general public. Vehicle dismantlers, which we believe are the largest group of vehicle buyers, either dismantle a salvage vehicle and sell parts individually or sell the entire vehicle to rebuilders, used vehicle dealers, or the general public. Vehicle rebuilders and vehicle repair licensees generally purchase salvage vehicles to repair and resell. Used vehicle dealers generally purchase recovered stolen or slightly damaged vehicles for resale.

The majority of our vehicles are sold on behalf of insurance companies and are usually vehicles involved in an accident. Typically the damaged vehicle is towed to a storage facility or a vehicle repair facility for temporary storage pending insurance company examination. The vehicle is inspected by the insurance company's adjuster, who estimates the costs of repairing the vehicle and gathers information regarding the damaged vehicle's mileage, options and condition in order to estimate its pre-accident value (PAV), or actual cash value (ACV). The adjuster determines whether to pay for repairs or to classify the vehicle as a total loss based upon the adjuster's estimate of repair costs, vehicle's salvage value, and the PAV or ACV, as well as customer service considerations. If the cost of repair is greater than the pre-accident value less the estimated salvage value, the insurance company generally will classify the vehicle as a total loss. The insurance company will thereafter assign the vehicle to a vehicle auction and remarketing services company, settle with the insured and receive title to the vehicle.

We believe the primary factors that insurance companies consider when selecting an auction and vehicle remarketing services company include:

- the anticipated percentage return on salvage (i.e., gross salvage proceeds, minus vehicle handling and selling expenses, divided by the actual cash value);
- the services provided by the company and the degree to which such services reduce administrative costs and expenses;
- the price the company charges for its services;
- national coverage;
- the ability to respond to natural disasters;
- the ability to provide analytical data to the seller; and
- in the UK, the actual amount paid for the vehicle.

In the UK, insurance companies generally tender periodic contracts for the purchase of salvaged vehicles. The insurance company will generally award the contract to the company that is willing to pay the highest price for the vehicles.

Generally, upon receipt of the pick up order (the assignment), we arrange for the transport of a vehicle to a facility. As a service to the vehicle seller, we will customarily pay advance charges (reimbursable charges paid on behalf of vehicle sellers) to obtain the vehicle's release from a towing company, vehicle repair facility or impound facility. Advance charges paid on behalf of the vehicle seller are either recovered upon sale of the vehicle or invoiced separately to the seller.

The salvage vehicle then remains in storage at one of our facilities until ownership documents are transferred from the insured vehicle owner and the title to the vehicle is cleared through the appropriate state's motor vehicle regulatory agency, or DMV. In the US, total loss vehicles may be sold in most states only after obtaining a salvage title from the DMV. Upon receipt of the appropriate documentation from the DMV, which is generally received within 45 to 60 days of vehicle pick-up, the vehicle is sold either on behalf of the insurance company or for our own account, depending on the terms of the contract. In the UK, upon release of interest by the vehicle owner, the insurance company notifies us that the vehicle is available for sale.

Generally, sellers of non-salvage vehicles will arrange to deliver the vehicle to one of our locations. At that time, the vehicle information will be uploaded to our system and made available for buyers to review online. The vehicle is then sold either at a live auction or, in our case, on VB^2 typically within 7 days. Proceeds are then collected from the member, seller fees are subtracted and the remainder is remitted to the seller.

Operating and Growth Strategy

Our growth strategy is to increase our revenues and profitability by, among other things, (i) acquiring and developing new facilities in key markets including foreign markets, (ii) pursuing national and regional vehicle supply agreements, (iii) expanding our online auctions and vehicle remarketing service offerings to sellers and members, and (iv) expanding the application of VB^2 into new markets and to new sellers within the vehicle market. In addition, to maximize gross sales proceeds and cost efficiencies at each of our acquired facilities we introduce our (i) pricing structure, (ii) selling processes, (iii) operational procedures, (iv) management information systems, and (v) when appropriate, redeploy existing personnel.

As part of our overall expansion strategy, our objective is to increase our revenues, operating profits, and market share in the vehicle sales industry. To implement our growth strategy, we intend to continue to do the following:

Acquire and Develop New Vehicle Storage Facilities in Key Markets Including Foreign Markets

Our strategy is to offer integrated services to vehicle sellers on a national or regional basis by acquiring or developing facilities in new and existing markets. We integrate our new acquisitions into our global network and capitalize on certain operating efficiencies resulting from, among other things, the reduction of duplicative overhead and the implementation of our operating procedures.

The following table sets forth facilities that we have acquired or opened from August 1, 2008 through July 31, 2011:

Locations	Acquisition or Greenfield	Date	Geographic Service Area
Louisville, Kentucky	Greenfield	September 2008	Northwest Kentucky and Southern Indiana
Richmond, Virginia	Greenfield	*October 2008	Central Virginia
Montgomery, Alabama	Greenfield	February 2009	Central Alabama
Greer, South Carolina	Greenfield	February 2009	Northwest South Carolina
Warren, Massachusetts	Greenfield	June 2009	Central Massachusetts
Bristol, England	Acquisition	January 2010	United Kingdom
Bedford, England	Acquisition	January 2010	United Kingdom
Colchester, England	Acquisition	January 2010	United Kingdom
Gainsborough, England	Acquisition	**January 2010	United Kingdom
Luton, England	Acquisition	January 2010	United Kingdom
Scranton, Pennsylvania	Greenfield	February 2010	Central Pennsylvania
Homestead, Florida	Greenfield	September 2010	Southern Florida
Hartford City, Indiana	Acquisition	March 2011	Central Indiana
Wolverhampton, England	Acquisition	March 2011	United Kingdom

* Former Motors Auction Group (MAG) facility

** Closed in fiscal 2010

Pursue National and Regional Vehicle Supply Agreements

Our broad national presence enhances our ability to enter into local, regional or national supply agreements with vehicle sellers. We actively seek to establish national and regional supply agreements with insurance companies by promoting our ability to achieve high net returns and broader access to buyers through our national coverage and electronic commerce capabilities. By utilizing our existing insurance company seller relationships, we are able to build new seller relationships and pursue additional supply agreements in existing and new markets.

Expand Our Service Offerings to Sellers and Members

Over the past several years, we have expanded our available service offerings to vehicle sellers and members. The primary focus of these new service offerings is to maximize returns to our sellers and maximize product value to our members. This includes, for our sellers, real-time access to sales data over the Internet, national coverage, the ability to respond on a national scale and, for our members, the implementation of VB^2 real-time bidding at all of our facilities, permitting members at any location worldwide to participate in the sales at all of our yards. We plan to continue to refine and expand our services, including offering software that can assist our sellers in expediting claims and salvage management tools that help sellers integrate their systems with ours.

Our Competitive Advantages

We believe that the following attributes and the services that we offer position us to take advantage of many opportunities in the online vehicle auction and services industry:

National Coverage and Ability to Respond on a National Scale

Since our inception in 1982, we have expanded from a single facility in Vallejo, California to an integrated network of 153 facilities located in the United States, Canada and the UK as of July 31, 2011. We are able to offer integrated services to our vehicle sellers, which allow us to respond to the needs of our sellers and members with maximum efficiency. Our coverage provides our sellers with key advantages, including:

- a reduction in administrative time and effort;
- a reduction in overall vehicle towing costs;
- convenient local facilities;
- improved access to buyers throughout the world;
- a prompt response in the event of a natural disaster or other catastrophe; and
- consistency in products and services.

Value-Added Services

We believe that we offer the most comprehensive range of services in our industry, including:

- Internet bidding, Internet proxy bidding, and virtual sales powered by VB^2, which enhance the competitive bidding process;
- online payment capabilities via our ePay product and credit cards;
- e-mail notifications to potential buyers of vehicles that match desired characteristics;

- sophisticated vehicle processing at storage sites, including ten-view digital imaging of each vehicle and the scanning of each vehicle's title and other significant documents such as body shop invoices, all of which are available from us over the Internet;
- CoPartfinder, our Internet-based used vehicle parts locator that provides vehicle dismantlers with greater resale opportunities for their purchases;
- specialty sales, which allow buyers the opportunity to focus on such select types of vehicles as motorcycles, heavy equipment, boats, recreational vehicles and rental cars;
- Interactive Online Counter-bidding, which allows sellers who have placed a minimum bid or a bid to be approved on a vehicle to directly counter-bid the current high bidder;
- 2nd chance bidding, which allow the second highest bidder the opportunity to purchase the vehicle for the seller's current minimum bid; and
- Night Cap Sales, which include vehicles that did not achieve their minimum bid during the virtual sale, counter bidding, or 2nd chance bidding.

Proven Ability to Acquire and Integrate Acquisitions

We have a proven track record of successfully acquiring and integrating vehicle storage facilities. Since becoming a public company in 1994, we have completed the acquisition of 80 facilities in North America and the UK. As part of our acquisition and integration strategy, we seek to:

- expand our global presence;
- strengthen our networks and access new markets;
- utilize our existing corporate and technology infrastructure over a larger base of operations; and
- introduce our comprehensive services and operational expertise.

We strive to integrate all new facilities, when appropriate, into our existing network without disruption of service to vehicle sellers. We work with new sellers to implement our fee structures and new service programs. We typically retain existing employees at acquired facilities in order to retain knowledge about, and respond to, the local market. We also assign a special integration team to help convert newly acquired facilities to our own management information and proprietary software systems, enabling us to ensure a smooth and consistent transition to our business operating and sales systems.

Technology to Enhance and Expand Our Business

We have developed management information and proprietary software systems that allow us to deliver a fully integrated service offering. Our proprietary software programs provide vehicle sellers with online access to data and reports regarding their vehicles being processed at any of our facilities. This technology allows vehicle sellers to monitor each stage of our vehicle sales process, from pick up to sale and settlement by the buyer. Our full range of Internet services allows us to expedite each stage of the vehicle sales process and minimizes the administrative and processing costs for us as well as our sellers. We believe that our integrated technology systems generate improved capacity and financial returns for our clients, resulting in high client retention, and allow us to expand our national supply contracts.

Our Service Offerings

We offer vehicle sellers a full range of vehicle services, which expedite each stage of the vehicle sales process, maximizing proceeds and minimizing costs. Not all service offerings are available in all markets.

Online Seller Access

Through Copart Access, our Internet-based service for vehicle sellers, we enable sellers to assign vehicles for sale, check sales calendars, view vehicle images and history, view and reprint body shop invoices and towing receipts and view the historical performance of the vehicles sold at our sales.

Salvage Estimation Services

We offer Copart ProQuote, a proprietary service that assists sellers in the vehicle claims evaluation process by providing online salvage value estimates, which help sellers determine whether to repair a particular vehicle or deem it a total loss.

Estimating Services

We offer vehicle sellers in the UK estimating services for vehicles taken to our facilities. Estimating services provide our insurance company sellers repair estimates which allow the insurance company to determine if the vehicle is a total loss vehicle. If the vehicle is determined to be a total loss, it is generally assigned to inventory.

End-of-Life Vehicle Processing

In the UK, we are an authorized treatment facility, or ATF, for the disposal of End-of-Life vehicles, or ELVs.

Virtual Insured Exchange (VIX)

We provide the venue for insurance customers to enter a vehicle into a sealed bid sale to establish its true value, thereby allowing the insurance customer to avoid dealing with estimated values when negotiating with owners who wish to retain their damaged vehicles.

Transportation Services

We maintain contracts with third-party vehicle transport companies, which enable us to pick up most of our sellers' vehicles within 24 hours. Our national network and transportation capabilities provide cost and time savings to our vehicle sellers and ensure on-time vehicle pick up and prompt response to catastrophes and natural disasters in North America. In the UK, we perform transportation services through a combination of our fleet of over 100 vehicles and third party vehicle transport companies.

Vehicle Inspection Stations

We offer some of our major insurance company sellers office and yard space to house vehicle inspection stations on-site at our facilities. We have over 60 vehicle inspection stations at our facilities. An on-site vehicle inspection station provides our insurance company sellers with a central location to inspect potential total loss vehicles, which reduces storage charges that otherwise may be incurred at the initial storage or repair facility.

On-Demand Reporting

We provide vehicle sellers with real time data for vehicles that we process for the particular seller. This includes vehicle sellers' gross and net returns on each vehicle, service charges, and other data that enable our vehicle sellers to more easily administer and monitor the vehicle disposition process. In addition, we have developed a database containing over 240 fields of real-time and historical information accessible by our sellers allowing for their generation of custom ad hoc reports and customer specific analysis.

DMV Processing

We have extensive expertise in DMV document and title processing for salvage vehicles. We have developed a computer system which provides a direct link to the DMV computer systems of several states, allowing us to expedite the processing of vehicle title paperwork.

Flexible Vehicle Processing Programs

At the election of the seller, we sell vehicles pursuant to our Percentage Incentive Program (PIP), Consignment Program or Purchase Program.

Percentage Incentive Program. Our Percentage Incentive Program is an innovative processing program designed to broadly serve the needs of vehicle sellers. Under PIP, we agree to sell all of the vehicles of a seller in a specified market, usually for a predetermined percentage of the vehicle sales price. Because our revenues under PIP are directly linked to the vehicle's sale price, we have an incentive to actively merchandise those vehicles to maximize the net return. We provide the vehicle seller, at our expense, with transport of the vehicle to our nearest facility, and DMV document and title processing. In addition, we provide merchandising services such as covering or taping openings to protect vehicle interiors from weather, washing vehicle exteriors, vacuuming vehicle interiors, cleaning and polishing dashboards and tires, making keys for drivable vehicles, and identifying drivable vehicles. We believe our merchandising efforts increase the sales prices of the vehicles, thereby increasing the return on salvage vehicles to both vehicle sellers and us.

Consignment Program. Under our consignment program, we sell vehicles for a fixed consignment fee. Although sometimes included in the consignment fee, we may also charge additional fees for the cost of transporting the vehicle to our facility, storage of the vehicle, and other incidental costs.

Purchase Program. Under the purchase program, we purchase vehicles from a vehicle seller at a formula price, based on a percentage of the vehicles' estimated pre-accident value (PAV), or actual cash value (ACV), and sell the vehicles for our own account. We have no purchase programs in North America.

Member Network

We maintain a database of thousands of members in the vehicle dismantling, rebuilding, repair licensee, used vehicle dealer and export industries, as well as the general public as we sell directly to the general public at certain locations. Our database includes each member's vehicle preference and purchasing history. This data enables us to notify via e-mail prospective buyers throughout the world of vehicles available for bidding that match their vehicle preferences. Listings of vehicles to be sold on a particular day and location are also made available on the Internet.

Sales Process

We offer a flexible and unique sales process designed to maximize the sale prices of the vehicles utilizing VB^2. VB^2 opens our sales process to registered members anywhere in the world who have Internet access. The VB^2 technology and model employs a two-step bidding process. The first step is an open preliminary bidding feature that allows a member to enter bids either at a bidding station at the storage facility during the preview days or over the Internet. To improve the effectiveness of bidding, the VB^2 system lets a member see the current high bid on the vehicle they want to purchase. The preliminary bidding step is an open bid format similar to eBay. Members enter the maximum price they are willing to pay for a vehicle and VB^2's BID4U feature will incrementally bid the vehicle on their behalf during all steps of the auction. Preliminary bidding ends one hour prior to the start of a second bidding step, an Internet-only virtual auction. This second step allows bidders the opportunity to bid against each other and the highest preliminary bidder. The bidders enter bids via the Internet in real time, then BID4U submits bids for the highest preliminary bidder, up to their maximum bid. When bidding stops, a countdown is initiated. If no bids are received during the countdown, the vehicle sells to the highest bidder.

CoPartfinder

CoPartfinder is our unique Internet "search engine" that enables users to locate used vehicle parts quickly and efficiently. CoPartfinder is accessible by the public through a Copart-sponsored website. CoPartfinder lists vehicles recently sold through VB^2 and identifies certain purchasers. This allows vehicle dismantlers and other resellers to streamline their parts sale process and access a large pool of potential buyers. Parts buyers can use CoPartfinder to search for specific vehicle makes and models and view digital images of vehicles that meet their requirements. Once a specific parts seller is identified for a specific part requirement, buyers have the option to call, fax, or e-mail the dismantler/seller. We believe that CoPartfinder provides an incentive for vehicle dismantlers to purchase their salvage vehicles through our sales process.

Copart Dealer Services

We provide franchise and independent dealers with a convenient method to sell their trade-ins through any of our facilities. We have engaged agents in North America that target these dealers and work with them throughout the sales process.

CopartDirect

We provide the general public with a fast and convenient method to sell their vehicles to any of our North American facilities. Anyone can call 1-888-Sell-it-1 and arrange to obtain a valid offer to purchase their vehicle. Upon acceptance of our offer to purchase their vehicle we give them a check for their vehicle and then sell the vehicle on our own behalf.

U-Pull-It

In the UK, we have two facilities from which the public can purchase parts from salvaged and end-of-life vehicles. In general, the buyer is responsible for detaching the parts from the vehicle and any associated hauling or transportation of the parts after detachment. After the valuable parts have been removed by the buyer, the remaining parts and car body are sold for their scrap value.

Sales

We process vehicles from hundreds of different vehicle sellers. No customer accounted for more than 10% of our total revenues during fiscal years 2011, 2010 or 2009. Of the total number of vehicles processed during fiscal years 2011, 2010 and 2009, we obtained approximately 82%, 80% and 83%, respectively, from insurance company sellers. Our arrangements with our sellers are typically subject to cancellation by either party upon 30 to 90 days notice.

We typically contract with the regional or branch office of an insurance company or other vehicle sellers. The agreements are customized to each vehicle seller's particular needs and often provide for the disposition of different types of salvage vehicles by differing methods. Our arrangements generally provide that we will sell total loss and recovered stolen vehicles generated by the vehicle seller in a designated geographic area.

We market our services to vehicle sellers through an in-house sales force and independent agents that utilize a variety of sales techniques, including targeted mailing of our sales literature, telemarketing, follow-up personal sales calls, Internet search engines, employee referrals, tow shop referrals, participation in trade shows and vehicle and insurance industry conventions. We market our services to the general public under CopartDirect by utilizing an in-house sales force and we market our services to franchise and independent dealerships through a group of independent agents. We may, when appropriate, provide vehicle sellers with detailed analysis of the net return on vehicles and a proposal setting forth ways in which we believe that we can improve net returns on vehicles and reduce administrative costs and expenses.

Please see Note 14 "Segments and Other Geographical Information" in our Notes to Consolidated Financial Statements for information regarding the geographic location of our sales and our long-lived assets.

Members

We maintain a database of thousands of registered members in the vehicle dismantling, rebuilding, repair licensee, used vehicle dealer and export industries. We believe that we have established a broad international and domestic buyer base by providing members with a variety of programs and services. To become a registered member and gain admission to one of our sales, prospective members must first pay an initial registration fee and an annual fee, provide requested personal and business information, and have, in most states, a vehicle dismantler's, dealer's, resale, repair or export license. In certain venues we may sell to the general public. Registration entitles a member to transact business at any of our sales subject to local licensing and permitting requirements. However, non-registered buyers may transact business at any of our sales via a registered broker who meets the local licensing and permitting requirements. A member may also bring guests to a facility for a fee to preview vehicles for sale. Strict admission procedures are intended to prevent frivolous bids that would invalidate the sale. We market to members on the Internet and via e-mail notifications, sales notices, telemarketing, and participation in trade show events.

Competition

We face significant competition from other remarketers of both salvage and non-salvage vehicles. We believe our principal competitors include vehicle auction and sales companies and vehicle dismantlers. These national, regional and local competitors may have established relationships with vehicle sellers and buyers and may have financial resources that are greater than ours. The largest national or regional vehicle auctioneers in North America include KAR Holdings, Inc. (formerly Adesa, Inc. and Insurance Auto Auctions, Inc.), Auction Broadcasting Company, and Manheim Auctions. The largest national dismantler is LKQ Corporation (LKQ). LKQ, in addition to trade groups of dismantlers such as the American Recycling Association and the United Recyclers Group, may purchase salvage vehicles directly from insurance companies, thereby bypassing vehicle remarketing companies entirely. In the UK, our principal competitors are privately held independent remarketers.

Management Information Systems

Our primary management information system consists of an IBM AS/400 mainframe computer system, integrated computer interfaces, and proprietary business operating software that we developed and which tracks salvage sales vehicles throughout the sales process. We have implemented our proprietary business operating software at all of our storage facilities. In addition, we have integrated our mainframe computer system with Internet and Intranet systems in order to provide secure access to our data and images in a variety of formats.

Our auction-style service product, VB^2, is served by an array of identical high-density, high-performance servers. Each individual sale is configured to run on an available server in the array and can be rapidly provisioned to any other available server in the array as required.

We have invested in a production data center that is designed to run the business in the event of an emergency. The facility's electrical and mechanical systems are continually monitored. This facility is located in an area considered to be free of weather-related disasters and earthquakes.

We are planning to convert to a new standard ERP system. Implementation of the new ERP system is scheduled to occur in phases through fiscal 2013.

Employees

As of July 31, 2011, we had 2,825 full-time employees, of whom approximately 894 were engaged in general and administrative functions and approximately 1,931 were engaged in yard operations. As of July 31, 2011, we had 2,284 and 541 employees located in North America and the UK, respectively. We are not currently subject to any collective bargaining agreements and believe our relationships with our employees are good.

Environmental Matters

Our operations are subject to various laws and regulations regarding the protection of the environment. In the salvage vehicle remarketing industry, large numbers of wrecked vehicles are stored at facilities and, during that time, spills of fuel, motor oils and other fluids may occur, resulting in soil, surface water or groundwater contamination. Certain of our facilities store petroleum products and other hazardous materials in above-ground containment tanks and some of our facilities generate waste materials such as solvents or used oils that must be disposed of as non-hazardous or hazardous waste, as appropriate. We have implemented procedures to reduce the amount of soil contamination that may occur at our facilities, and we have initiated safety programs and training of personnel on the safe storage and handling of hazardous materials. We believe that we are in compliance, in all material respects, with all applicable environmental regulations and we do not anticipate any material capital expenditures to remain in environmental compliance. If additional or more stringent requirements are imposed on us in the future, we could incur additional capital expenditures.

In connection with the acquisition of the Dallas, Texas facility in 1994, we set aside $3.0 million to cover the costs of environmental remediation, stabilization and related consulting expenses for a six-acre portion of the facility that contained elevated levels of lead due to the activities of the former operators. We began the stabilization process in 1996 and completed it in 1999. We paid all remediation and related costs from the $3.0 million fund and, in accordance with the acquisition agreement, distributed the remainder of the fund to the seller of the Dallas facility, less $0.2 million which was held back to cover the costs of obtaining the no-further-action letter. In September 2002, our environmental engineering consultant issued a report, which concludes that the soil stabilization has effectively stabilized the lead-impacted soil, and that the concrete cap should prevent impact to storm water and subsequent surface water impact. Our consultant thereafter submitted an Operations and Maintenance Plan (Plan) to the Texas Commission on Environmental Quality (TCEQ) providing for a two-year inspection and maintenance plan for the concrete cap, and a two-year ground and surface water monitoring plan. In January of 2003, the TCEQ approved the Plan, subject to the additions of upstream (background) surface water samples from the intermittent stream adjacent to the facility and documentation of any repairs to the concrete cap during the post closure-monitoring period. The first semi-annual water sampling was conducted in April 2003, which reflected that the lead-impacted, stabilized soil is not impacting the ground and/or surface water. The second round of semi-annual water samples collected in October and November 2003 reported concentration of lead in one storm water and one surface water sample in excess of the established upstream criteria for lead. In correspondence, which we received in July 2004, the TCEQ approved with comment our water monitoring report dated February 24, 2004. The TCEQ instructed us to continue with post-closure monitoring and maintenance activities and submit the next report in accordance with the approved schedules. In February 2005, a report from our environmental engineering consultant was transmitted to the TCEQ containing the results of annual monitoring activities consisting of two (2) semi-annual sampling events which occurred in April/June 2004 and October/November 2004. Laboratory analytical results indicated no lead concentrations exceeding the target concentration level set in the Corrective Measures Study for the site, but some results were in excess of Texas surface water quality standards. Our environmental engineering consultant concluded in the February 2005 report to the TCEQ that it is unlikely that lead concentrations detected in the storm water runoff samples are attributable to the lead impacted soils. Based on the results of the 2004 samplings, we requested that no further action be taken and that a closure letter be issued by the TCEQ. In September 2007, the TCEQ notified us that they did not concur with our consultant's conclusions and recommendations. The TCEQ said it would not provide a closure letter until additional sampling of surface water is performed which reflects concentrations of lead below Texas surface water quality standards. In February 2008, the TCEQ provided comments to our proposal for surface water sampling. In March 2008, our environmental engineer submitted to the TCEQ an addendum to the surface water sampling plan, which was approved by the TCEQ in June 2008. Sampling was performed in November 2008. In December 2008, a report was submitted to the TCEQ indicating that lead levels were below Texas surface water quality standards. In May of 2009, the TCEQ approved the Surface Water Sampling Report, as well as the Concrete Cap Inspection Report submitted in December 2008. We have made the necessary repairs to the concrete cap and provided a survey map of the cap. Annual inspections of the cap are required to ensure its maintenance. There is no assurance that we may not incur future liabilities if the stabilization process proves ineffective, or if future testing of surface or ground water reflects concentrations of lead which exceed Texas surface or ground water quality standards.

We do not believe that the above environmental matter will, either individually or in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Governmental Regulations

Our operations are subject to regulation, supervision and licensing under various federal, national, international, provincial, state and local statutes, ordinances and regulations. The acquisition and sale of damaged and recovered stolen vehicles is regulated by various state, provincial and international motor vehicle departments. In addition to the regulation of sales and acquisitions of vehicles, we are also subject to various local zoning requirements with regard to the location of our storage facilities. These zoning requirements vary from location to location. At various times, we may be involved in disputes with local governmental officials regarding the development and/or operation of our business facilities. We believe that we are in compliance in all material respects with applicable regulatory requirements. We may be subject to similar types of regulations by federal, national, international, provincial, state, and local governmental agencies in new markets.

Intellectual Property and Proprietary Rights

In June 2003, we filed a provisional US patent application on VB^2 in the United States. This provisional patent application was followed by a US utility application filed in July 2003. The patent was issued by the United States Patent and Trademark Office on January 1, 2008. Generally, patents issued in the US are effective for 20 years from the earliest asserted filing date of the patent application. In fiscal 2004, we received a patent from Australia. The duration of foreign patents varies in accordance with the provisions of applicable local law.

We also rely on a combination of trade secret, copyright and trademark laws, as well as contractual agreements to safeguard our proprietary rights in technology and products. In seeking to limit access to sensitive information to the greatest practical extent, we routinely enter into confidentiality and assignment of invention agreements with each of our employees and consultants and nondisclosure agreements with our key customers and vendors.

Seasonality

Historically, our operating results have been subject to quarterly variations based on a variety of factors, of which the primary influence is the seasonal change in weather patterns. During the winter months we tend to have higher demand for our services because there are more weather-related accidents.

Item 1A. *Risk Factors*

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below before making an investment decision. Our business could be harmed if any of these risks, as well as other risks not currently known to us or that we currently deem immaterial, materialized. The trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this Form 10-K, including our consolidated financial statements and the related notes and schedules, and other filings with the SEC.

We depend on a limited number of major vehicle sellers for a substantial portion of our revenues. The loss of one or more of these major sellers could adversely affect our results of operations and financial condition, and an inability to increase our sources of vehicle supply could adversely affect our growth rates.

Although no single customer accounted for more than 10% of our revenue during the fiscal year ended July 31, 2011, historically, a limited number of vehicle sellers have collectively accounted for a substantial portion of our revenues. Seller arrangements are either written or oral agreements typically subject to cancellation by either party upon 30 to 90 days notice. Vehicle sellers have terminated agreements with us in the past in particular markets, which has affected the pricing for sales services in those markets. There can be no assurance that our existing agreements will not be cancelled. Furthermore, there can be no assurance that we will be able to enter into future agreements with vehicle sellers or that we will be able to retain our existing supply of salvage vehicles. A reduction in vehicles from a significant vehicle seller or any material changes in the terms of an arrangement with a significant vehicle seller could have a material adverse effect on our results of operations and financial condition. In addition, a failure to increase our sources of vehicle supply could adversely affect our earnings and revenue growth rates.

Our acquisitions in the UK expose us to risks arising from the acquisitions and risks associated with operating in markets outside North America. We may acquire additional companies in the UK or other countries or seek to establish new yards or facilities to complement the acquired companies' operations. Any failure to successfully integrate businesses acquired outside of North America into our operations could have an adverse effect on our financial position, results of operations or cash flows.

During fiscal 2007, we completed the acquisition of Universal Salvage plc, or Universal, our first acquisition in the UK. In fiscal 2008, we completed the acquisitions of Century Salvage Sales Limited, (Century), Simpson Bros. Holdings, Limited and AG Watson Auto Salvage & Motor Spares Limited (AG Watson), all located within the UK. In fiscal 2010, we completed the acquisition of D Hales Limited (D Hales) which is also located in the UK. In fiscal 2011, we completed the acquisition of John Hewitt and Sons, Limited (Hewitt). We may continue to acquire additional companies or operations in the UK or other countries in Europe or may seek to establish new yards or operations in the UK or Europe now that we have established a presence in these markets.

Our acquisitions in the UK and continued expansion of our operations outside North America pose substantial risks and uncertainties that could have an adverse effect on our future operating results. In particular, we may not be successful in realizing anticipated synergies from these acquisitions, or we may experience unanticipated costs or expenses integrating the acquired operations into our existing business. We have and may continue to incur substantial expenses establishing new yards or operations in the UK or Europe. Among other things, we have deployed VB^2 technologies at all of our operations in the UK and we cannot predict whether this deployment will be successful or will result in increases in the revenues or operating efficiencies of any acquired companies relative to their historic operating performance. Integration of our respective operations, including information technology integration and integration of financial and administrative functions, may not proceed as we currently anticipate and could result in presently unanticipated costs or expenses (including unanticipated capital expenditures) that could have an adverse effect on our future operating results. We cannot provide any assurances that we will achieve our business and financial objectives in connection with these acquisitions or our strategic decision to expand our operations internationally.

As we continue to expand our business internationally, we will need to develop policies and procedures to manage our business on a global scale. Operationally, the businesses of Universal, Century, AG Watson, D Hales and Hewitt have depended on key seller relationships, and our failure to maintain those relationships would have an adverse effect on our operating objectives for the UK and could have an adverse effect on our future operating results.

In addition, we anticipate our international operations will subject us to a variety of risks associated with operating on an international basis, including:

- the difficulty of managing and staffing foreign offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;
- the need to localize our product offerings, particularly with respect to VB^2;
- tariffs and trade barriers and other regulatory or contractual limitations on our ability to operate in certain foreign markets; and
- exposure to foreign currency exchange rate risk, which may have an adverse impact on our revenues and revenue growth rates.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and have an adverse effect on our operating results.

Certain acquisitions in the United Kingdom may be reviewed by the Office of Fair Trade (OFT) and/or Competition Commission (UK Regulators). If an inquiry is made by the UK Regulators, we may be required to demonstrate our acquisitions will not result, or be expected to result, in a substantial lessening of competition in a UK market. Although we believe that there will not be a substantial lessening of competition in a UK market, based on our analysis of the relevant UK markets, there can be no assurance that the UK Regulators will agree with us if they decide to make an inquiry. If the UK Regulators determine that by our acquisitions of certain assets, there is or likely will be a substantial lessening of competition in a UK market, we could be required to divest some portion of our UK assets. In the event of a divestiture order by the UK Regulators, the assets disposed may be sold for substantially less than their carrying value. Accordingly, any divestiture could have a material adverse effect on our operating results in the period of the divestiture.

In the UK, a significant portion of our business is conducted on a principal basis, purchasing the salvage vehicle outright from the insurance companies and reselling the vehicle to buyers. Continued operations on a principal basis will have a negative impact on our future consolidated gross margin percentages and exposes us to additional inventory risks.

The period-to-period comparability of our operating results and financial condition is substantially affected by business acquisitions during such periods. In particular, the UK acquisitions, because of their size and, because the UK operates primarily on the principal model versus the agency model employed in North America, will have a significant impact on the comparability of revenues, margins and margin percentages in future periods. Continued operations on a principal basis will have a negative impact on our future consolidated gross margin percentages, and exposes us to inventory risks including losses from theft, damage, and obsolescence.

If the implementation of our new ERP system is not executed efficiently and effectively, our business, financial condition, and our consolidated operating results could be adversely affected.

We are planning to convert our primary management information system to a new standard ERP system, which will occur in phases through 2013. In the event this conversion of our primary management information system is not executed efficiently and effectively, the conversion may cause interruptions in our primary management information systems, which may make our website and services unavailable. This type of interruption may prevent us from processing vehicles for our sellers and may prevent us from selling vehicles through our internet bidding platform, VB^2, which could adversely affect our business, financial condition, and our consolidated operating results.

Our results of operations may not continue to benefit from the implementation of VB^2 to the extent we have experienced in recent periods.

We believe that the implementation of our proprietary VB^2 sales technologies across our operations has had a favorable impact on our results of operations by increasing the size and geographic scope of our buyer base and increasing the average selling price for vehicles sold through our sales. VB^2 was implemented across all of our North American and UK salvage yards beginning in fiscal 2004 and fiscal 2008, respectively. We do not believe, however, that we will continue to experience improvements in our results of operations at the same relative rates we have experienced in the last few years. In addition, we cannot predict whether we will experience the same initial benefits from the implementation of VB^2 in future markets we may enter, that we experienced in North America or the UK.

Failure to have sufficient capacity to accept additional cars at one or more of our storage facilities could adversely affect our relationships with insurance companies or other sellers of vehicles.

Capacity at our storage facilities varies from period to period and from region to region. For example, following adverse weather conditions in a particular area, our yards in that area may fill and limit our ability to accept additional salvage vehicles while we process existing inventories. As discussed below, Hurricanes Katrina and Rita had, in certain quarters, an adverse effect on our operating results, in part because of yard capacity constraints in the Gulf Coast area. We regularly evaluate our capacity in all our markets and, where appropriate, seek to increase capacity through the acquisition of additional land and yards. We may not be able to reach agreements to purchase independent storage facilities in markets where we have limited excess capacity, and zoning restrictions or difficulties obtaining use permits may limit our ability to expand our capacity through acquisitions of new land. Failure to have sufficient capacity at one or more of our yards could adversely affect our relationships with insurance companies or other sellers of vehicles, which could have an adverse effect on our operating results.

Because the growth of our business has been due in large part to acquisitions and development of new facilities, the rate of growth of our business and revenues may decline if we are not able to successfully complete acquisitions and develop new facilities.

We seek to increase our sales and profitability through the acquisition of additional facilities and the development of new facilities. There can be no assurance that we will be able to:

- continue to acquire additional facilities on favorable terms;
- expand existing facilities in no-growth regulatory environments;
- increase revenues and profitability at acquired and new facilities;
- maintain the historical revenue and earnings growth rates we have been able to obtain through facility openings and strategic acquisitions; or
- create new vehicle storage facilities that meet our current revenue and profitability requirements.

As we continue to expand our operations, our failure to manage growth could harm our business and adversely affect our consolidated results of operations and financial condition.

Our ability to manage growth depends not only on our ability to successfully integrate new facilities, but also on our ability to:

- hire, train and manage additional qualified personnel;
- establish new relationships or expand existing relationships with vehicle sellers;
- identify and acquire or lease suitable premises on competitive terms;

- secure adequate capital; and
- maintain the supply of vehicles from vehicle sellers.

Our inability to control or manage these growth factors effectively could have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Our annual and quarterly performance may fluctuate, causing the price of our stock to decline.

Our revenues and operating results have fluctuated in the past and can be expected to continue to fluctuate in the future on a quarterly and annual basis as a result of a number of factors, many of which are beyond our control. Factors that may affect our operating results include, but are not limited to, the following:

- fluctuations in the market value of salvage and used vehicles;
- the impact of foreign exchange gain and loss as a result of our companies in the UK;
- our ability to successfully integrate our newly acquired operations in any additional markets we may enter;
- the availability of salvage vehicles;
- variations in vehicle accident rates;
- member participation in the Internet bidding process;
- delays or changes in state title processing;
- changes in international, state or federal laws or regulations affecting salvage vehicles;
- changes in local laws affecting who may purchase salvage vehicles;
- the timing and size of our new facility openings;
- the announcement of new vehicle supply agreements by us or our competitors;
- the severity of weather and seasonality of weather patterns;
- the amount and timing of operating costs and capital expenditures relating to the maintenance and expansion of our business, operations and infrastructure;
- the availability and cost of general business insurance;
- labor costs and collective bargaining;
- changes in the current levels of out of state and foreign demand for salvage vehicles;
- the introduction of a similar Internet product by a competitor;
- the ability to obtain necessary permits to operate; and
- the impact of our conversion to a new standard ERP system, if the conversion is not executed efficiently and effectively.

Due to the foregoing factors, our operating results in one or more future periods can be expected to fluctuate. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance. In the event such fluctuations result in our financial performance being below the expectations of public market analysts and investors, the price of our common stock could decline substantially.

Our Internet-based sales model has increased the relative importance of intellectual property assets to our business, and any inability to protect those rights could have a material adverse effect on our business, financial condition, or consolidated results of operations.

Our intellectual property rights include a patent for VB^2 as well as trademarks, trade secrets, copyrights and other intellectual property rights. In addition, we may enter into agreements with third parties regarding the license or other use of our intellectual property in foreign jurisdictions. Effective intellectual property protection may not be available in every country in which our products and services are distributed, deployed, or made available. We seek to maintain certain intellectual property rights as trade secrets. The secrecy could be compromised by third parties, or intentionally or accidentally by our employees, which would cause us to lose the competitive advantage resulting from those trade secrets. Any significant impairment of our intellectual property rights, or any inability to protect our intellectual property rights, could have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We have in the past been and may in the future be subject to intellectual property rights claims, which are costly to defend, could require us to pay damages, and could limit our ability to use certain technologies in the future.

Litigation based on allegations of infringement or other violations of intellectual property rights are common among companies who rely heavily on intellectual property rights. Our reliance on intellectual property rights has increased significantly in recent years as we have implemented our VB^2 auction-style sales technologies across our business and ceased conducting live auctions. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Litigation and any other intellectual property claims, whether with or without merit, can be time-consuming, expensive to litigate and settle, and can divert management resources and attention from our core business. An adverse determination in current or future litigation could prevent us from offering our products and services in the manner currently conducted. We may also have to pay damages or seek a license for the technology, which may not be available on reasonable terms and which may significantly increase our operating expenses, if it is available for us to license at all. We could also be required to develop alternative non-infringing technology, which could require significant effort and expense.

If we experience problems with our trucking fleet operations, our business could be harmed.

We rely solely upon independent subhaulers to pick up and deliver vehicles to and from our North American storage facilities. We also utilize, to a lesser extent, independent subhaulers in the UK. Our failure to pick up and deliver vehicles in a timely and accurate manner could harm our reputation and brand, which could have a material adverse effect on our business. Further, an increase in fuel cost may lead to increased prices charged by our independent subhaulers, which may significantly increase our cost. We may not be able to pass these costs on to our sellers or buyers.

In addition to using independent subhaulers in the UK, we utilize a fleet of company trucks to pick up and deliver vehicles from our UK storage facilities. In connection therewith, we are subject to the risks associated with providing trucking services, including inclement weather, disruptions in transportation infrastructure, availability and price of fuel, any of which could result in an increase in our operating expenses and reduction in our net income.

We are partially self-insured for certain losses and if our estimates of the cost of future claims differ from actual trends, our results of our operations could be harmed.

We are partially self-insured for certain losses related to medical insurance, general liability, workers' compensation and auto liability. Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates. While we believe these estimates are reasonable based on the information currently available, if actual trends, including the severity of claims and medical cost inflation, differ from our estimates, our results of operations could be impacted. Further, we rely on independent actuaries to assist us in establishing the proper amount of reserves for anticipated payouts associated with these self-insured exposures.

Our executive officers, directors and their affiliates hold a large percentage of our stock and their interests may differ from other shareholders.

Our executive officers, directors and their affiliates beneficially own, in the aggregate, approximately 19% of our common stock as of July 31, 2011. If they were to act together, these shareholders would have significant influence over most matters requiring approval by shareholders, including the election of directors, any amendments to our articles of incorporation and certain significant corporate transactions, including potential merger or acquisition transactions. In addition, without the consent of these shareholders, we could be delayed or prevented from entering into transactions that could be beneficial to us or our other investors. These shareholders may take these actions even if they are opposed by our other investors.

We have a shareholder rights plan, or poison pill, which could affect the price of our common stock and make it more difficult for a potential acquirer to purchase a large portion of our securities, to initiate a tender offer or a proxy contest, or to acquire us.

In March 2003, our board of directors adopted a shareholder rights plan, commonly known as a poison pill. The poison pill may discourage, delay, or prevent a third party from acquiring a large portion of our securities, initiating a tender offer or proxy contest, or acquiring us through an acquisition, merger, or similar transaction. Such an acquirer could be prevented from consummating one of these transactions even if our shareholders might receive a premium for their shares over then-current market prices.

If we lose key management or are unable to attract and retain the talent required for our business, we may not be able to successfully manage our business or achieve our objectives.

Our future success depends in large part upon the leadership and performance of our executive management team, all of whom are employed on an at-will basis and none of whom are subject to any agreements not to compete. If we lose the service of one or more of our executive officers or key employees, in particular Willis J. Johnson, our Chairman; A. Jayson Adair, our Chief Executive Officer; and Vincent W. Mitz, our President, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business or achieve our business objectives.

Our cash investments are subject to numerous risks.

We may invest our excess cash in securities or money market funds backed by securities, which may include US treasuries, other federal, state and municipal debt, bonds, preferred stock, commercial paper, insurance contracts and other securities both privately and publicly traded. All securities are subject to risk, including fluctuations in interest rates, credit risk, market risk and systemic economic risk. Changes or movements in any of these risk factors may result in a loss or an impairment to our invested cash and may have a material effect on our consolidated financial statements.

The impairment of capitalized development costs could adversely affect our consolidated results of operations and financial condition.

We capitalize certain costs associated with the development of new software products, new software for internal use and major software enhancements to existing software. These costs are amortized over the estimated useful life of the software beginning with its introduction or roll out. If, at any time, it is determined that capitalized software provides a reduced economic benefit, the unamortized portion of the capitalized development costs will be expensed, in part or in full, as an impairment, which may have a material impact on our consolidated results of operations and financial condition.

New member programs could impact our operating results.

We have or will initiate programs to open our auctions to the general public. These programs include the Registered Broker program through which the public can purchase vehicles through a registered member and the Market Maker program through which registered members can open Copart storefronts with Internet kiosks enabling the general public to search our inventory and purchase vehicles. Initiating programs that allow access to our online auctions to the general public may involve material expenditures and we cannot predict what future benefit, if any, will be derived.

Factors such as mild weather conditions can have an adverse effect on our revenues and operating results as well as our revenue and earnings growth rates by reducing the available supply of salvage vehicles. Conversely, extreme weather conditions can result in an oversupply of salvage vehicles that requires us to incur abnormal expenses to respond to market demands.

Mild weather conditions tend to result in a decrease in the available supply of salvage vehicles because traffic accidents decrease and fewer automobiles are damaged. Accordingly, mild weather can have an adverse effect on our salvage vehicle inventories, which would be expected to have an adverse effect on our revenue and operating results and related growth rates. Conversely, our inventories will tend to increase in poor weather such as a harsh winter or as a result of adverse weather-related conditions such as flooding. During periods of mild weather conditions, our ability to increase our revenues and improve our operating results and related growth will be increasingly dependent on our ability to obtain additional vehicle sellers and to compete more effectively in the market, each of which is subject to the other risks and uncertainties described in these sections. In addition, extreme weather conditions, although they increase the available supply of salvage cars, can have an adverse effect on our operating results. For example, during the fiscal year ended July 31, 2006, we recognized substantial additional costs associated with the impact of Hurricanes Katrina and Rita in Gulf Coast states. These additional costs, characterized as "abnormal" under ASC 330, *Inventory,* were recognized during the fiscal year ended July 31, 2006, and included the additional subhauling, payroll, equipment and facilities expenses directly related to the operating conditions created by the hurricanes. In the event that we were to again experience extremely adverse weather or other anomalous conditions that result in an abnormally high number of salvage vehicles in one or more of our markets, those conditions could have an adverse effect on our future operating results.

Macroeconomic factors such as high fuel prices, declines in commodity prices, and declines in used car prices may have an adverse effect on our revenues and operating results as well as our earnings growth rates.

Macroeconomic factors that affect oil prices and the automobile and commodity markets can have adverse effects on our revenues, revenue growth rates (if any), and operating results. Significant increases in the cost of fuel could lead to a reduction in miles driven per car and a reduction in accident rates. A material reduction in accident rates could have a material impact on revenue growth. In addition, under our percentage incentive program contracts, or PIP, the cost of towing the vehicle to one of our facilities is included in the PIP fee. We may incur increased fees, which we may not be able to pass on to our vehicle sellers. A material increase in tow rates could have a material impact on our operating results. Volatility in fuel, commodity, and used car prices could have a material adverse effect on our revenues and revenue growth rates in future periods.

The salvage vehicle sales industry is highly competitive and we may not be able to compete successfully.

We face significant competition for the supply of salvage vehicles and for the buyers of those vehicles. We believe our principal competitors include other auction and vehicle remarketing service companies with whom we compete directly in obtaining vehicles from insurance companies and other sellers, and large vehicle dismantlers, who may buy salvage vehicles directly from insurance companies, bypassing the salvage sales process. Many of the insurance companies have established relationships with competitive remarketing companies and large dismantlers. Certain of our competitors may have greater financial resources than us. Due to the limited number of vehicle sellers, particularly in the UK, the absence of long-term contractual commitments between us and our sellers and the increasingly competitive market environment, there can be no assurance that our competitors will not gain market share at our expense.

We may also encounter significant competition for local, regional and national supply agreements with vehicle sellers. There can be no assurance that the existence of other local, regional or national contracts entered into by our competitors will not have a material adverse effect on our business or our expansion plans. Furthermore, we are likely to face competition from major competitors in the acquisition of vehicle storage facilities, which could significantly increase the cost of such acquisitions and thereby materially impede our expansion objectives or have a material adverse effect on our consolidated results of operations. These potential new competitors may include consolidators of automobile dismantling businesses, organized salvage vehicle buying groups, automobile manufacturers, automobile auctioneers and software companies. While most vehicle sellers have abandoned or reduced efforts to sell salvage vehicles directly without the use of service providers such as us, there can be no assurance that this trend will continue, which could adversely affect our market share, consolidated results of operations and financial condition. Additionally, existing or new competitors may be significantly larger and have greater financial and marketing resources than us; therefore, there can be no assurance that we will be able to compete successfully in the future.

Government regulation of the salvage vehicle sales industry may impair our operations, increase our costs of doing business and create potential liability.

Participants in the salvage vehicle sales industry are subject to, and may be required to expend funds to ensure compliance with a variety of governmental, regulatory and administrative rules, regulations, land use ordinances, licensure requirements and procedures, including those governing vehicle registration, the environment, zoning and land use. Failure to comply with present or future regulations or changes in interpretations of existing regulations may result in impairment of our operations and the imposition of penalties and other liabilities. At various times, we may be involved in disputes with local governmental officials regarding the development and/or operation of our business facilities. We believe that we are in compliance in all material respects with applicable regulatory requirements. We may be subject to similar types of regulations by federal, national, international, provincial, state, and local governmental agencies in new markets. In addition, new regulatory requirements or changes in existing requirements may delay or increase the cost of opening new facilities, may limit our base of salvage vehicle buyers and may decrease demand for our vehicles.

Changes in laws affecting the importation of salvage vehicles may have an adverse effect on our business and financial condition.

Our Internet-based auction-style model has allowed us to offer our products and services to international markets and has increased our international buyer base. As a result, foreign importers of salvage vehicles now represent a significant part of our total buyer base. Changes in laws and regulations that restrict the importation of salvage vehicles into foreign countries may reduce the demand for salvage vehicles and impact our ability to maintain or increase our international buyer base. For example, in March 2008, a decree issued by the president of Mexico became effective that placed restrictions on the types of vehicles that can be imported into Mexico from the United States. The adoption of similar laws or regulations in other jurisdictions that have the effect of reducing or curtailing our activities abroad could have a material adverse effect on our consolidated results of operations and financial condition by reducing the demand for our products and services.

The operation of our storage facilities poses certain environmental risks, which could adversely affect our consolidated financial position, results of operations or cash flows.

Our operations are subject to federal, state, national, provincial and local laws and regulations regarding the protection of the environment in the countries which we have storage facilities. In the salvage vehicle remarketing industry, large numbers of wrecked vehicles are stored at storage facilities and, during that time, spills of fuel, motor oil and other fluids may occur, resulting in soil, surface water or groundwater contamination. In addition, certain of our facilities generate and/or store petroleum products and other hazardous materials, including waste solvents and used oil. In the UK, we provide vehicle de-pollution and crushing services for End-of-Life program vehicles. We could incur substantial expenditures for preventative, investigative or remedial action and could be exposed to liability arising from our operations, contamination by previous users of certain of our acquired facilities, or the disposal of our waste at off-site locations. Environmental laws and regulations could become more stringent over time and there can be no assurance that we or our operations will not be subject to significant costs in the future. Although we have obtained indemnification for pre-existing environmental liabilities from many of the persons and entities from whom we have acquired facilities, there can be no assurance that such indemnifications will be adequate. Any such expenditures or liabilities could have a material adverse effect on our consolidated results of operations and financial condition.

Volatility in the capital and credit markets may negatively affect our business, operating results, or financial condition.

The capital and credit markets have experienced extreme volatility and disruption, which has led to an economic downturn in the US and abroad. As a result of the economic downturn, the number of miles driven may decrease, which may lead to fewer accident claims, a reduction of vehicle repairs, and fewer salvage vehicles. Adverse credit conditions may also affect the ability of members to secure financing to purchase salvaged vehicles which may adversely affect demand. In addition if the banking system or the financial markets deteriorate or remain volatile our credit facility may be affected.

If we determine that our goodwill has become impaired, we could incur significant charges that would have a material adverse effect on our consolidated results of operations.

Goodwill represents the excess of cost over the fair market value of assets acquired in business combinations. In recent periods, the amount of goodwill on our consolidated balance sheet has increased substantially, principally as a result of a series of acquisitions we have made in the UK since 2007. As of July 31, 2011, the amount of goodwill on our consolidated balance sheet subject to future impairment testing was $198.6 million.

Pursuant to ASC 350, *Intangibles—Goodwill and Other*, we are required to annually test goodwill and intangible assets with indefinite lives to determine if impairment has occurred. Additionally, interim reviews must be performed whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other intangible assets and the implied fair value of the goodwill or other intangible assets in the period the determination is made. The testing of goodwill and other intangible assets for impairment requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in the definition of a business segment in which we operate, changes in economic, industry or market conditions, changes in business operations, changes in competition or potential changes in the share price of our common stock and market capitalization. Changes in these factors, or changes in actual performance compared with estimates of our future performance, could affect the fair value of goodwill or other intangible assets, which may result in an impairment charge. For example, continued deterioration in worldwide economic conditions could affect these assumptions and lead us to determine that a goodwill impairment is required with respect to our acquisitions in the UK. We cannot accurately predict the amount or timing of any impairment of assets. Should the value of our goodwill or other intangible assets become impaired, it could have a material adverse effect on our operating results and could result in our incurring net losses in future periods.

An adverse outcome of a pending Georgia sales tax audit could have a material adverse effect on our results of operations and financial condition.

The Georgia Department of Revenue, or DOR, recently conducted a sales and use tax audit of our operations in Georgia for the period from January 1, 2007 through June 30, 2011. As a result of the audit, the DOR issued a notice of proposed assessment for uncollected sales taxes in which it asserted that we failed to remit sales taxes totaling $73.8 million, including penalties and interest. In issuing the notice of proposed assessment, the DOR stated its policy position that sales for resale to non-U.S. registered resellers are subject to Georgia sales and use tax.

We have engaged a Georgia law firm and outside tax advisors to review the conduct of our business operations in Georgia, the notice of assessment, and the DOR's policy position. In particular, our outside legal counsel has provided us with an opinion that our sales for resale to non-U.S. registered resellers should not be subject to Georgia sales and use tax. In rendering its opinion, our counsel noted that non-U.S. registered resellers are unable to comply strictly with technical requirements for a Georgia certificate of exemption but concluded that our sales for resale to non-U.S. registered resellers should not be subject to Georgia sales and use tax notwithstanding this technical inability to comply.

Based on the opinion from our outside law firm and advice from outside tax advisors, we have not provided for the payment of this assessment in our consolidated financial statements. We believe we have strong defenses to the DOR's notice of proposed assessment and intend to defend this matter. We have filed a request for protest or administrative appeal with the State of Georgia. There can be no assurance, however, that this matter will be resolved in our favor or that we will not ultimately be required to make a substantial payment to the Georgia DOR. We understand that Georgia law and DOR regulations are ambiguous on many of the points at issue in the audit, and litigating and defending the matter in Georgia could be expensive and time-consuming and result in substantial management distraction. If the matter were to be resolved in a manner adverse to Copart, it could have a material adverse effect on our results of operations and consolidated financial statements.

New accounting pronouncements or new interpretations of existing standards could require us to make adjustments to accounting policies that could adversely affect the consolidated financial statements.

The Financial Accounting Standards Board, or the FASB, the Public Company Accounting Oversight Board, and the SEC, from time to time issue new pronouncements or new interpretations of existing accounting standards that require changes to our accounting policies and procedures. To date, we do not believe any new pronouncements or interpretations have had a material adverse effect on our consolidated financial condition or results of operations, but future pronouncements or interpretations could require a change or changes in our policies or procedures.

Fluctuations in foreign currency exchange rates could result in declines in our reported revenues and earnings.

Our reported revenues and earnings are subject to fluctuations in currency exchange rates. We do not engage in foreign currency hedging arrangements and, consequently, foreign currency fluctuations may adversely affect our revenues and earnings. Should we choose to engage in hedging activities in the future we cannot be assured our hedges will be effective or that the costs of the hedges will exceed their benefits. Fluctuations in the rate of exchange between the US dollar and foreign currencies, primarily the British Pound and Canadian Dollar, could adversely affect our financial results.

Fluctuations in the US unemployment rates could result in declines in revenue from processing insurance vehicles.

Increases in unemployment may lead to an increase in the number of uninsured motorists. Uninsured motorists are responsible for disposition of their vehicle if involved in an accident. Disposition generally is either the repair or disposal of the vehicle. In the situation where the owner of the wrecked vehicle, and not an insurance company, is responsible for its disposition, we believe it is more likely that vehicle will be repaired or, if disposed, disposed through channels other than us.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our corporate headquarters are located in Fairfield, California. This facility consists of approximately 100,000 square feet of leased office space. We entered into a lease on January 3, 2011, for our corporate headquarters located in Fairfield, California. The lease term is twenty four months with one option to extend for an additional six months. In addition, we recently purchased approximately 10,000 square feet of office space near the current corporate headquarters in Fairfield, California in order to relocate certain corporate departments that are not moving to the Dallas, Texas headquarters. We lease approximately 4,700 square feet of office space in Dallas, Texas. This facility serves as a temporary location while we locate a new facility in the Dallas, Texas area to relocate our corporate headquarters from Fairfield, California. The move is scheduled to take place in phases over the next two years. We also own or lease an additional 153 operating facilities. In the US, we have facilities in every state except Delaware, New Hampshire, North Dakota, Rhode Island, South Dakota, Vermont and Wyoming. In Canada, we have facilities only in the province of Ontario. In the UK, we own or lease 17 operating facilities. We believe that our existing facilities are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any expansion of operations and additional offices on commercially acceptable terms.

Item 3. *Legal Proceedings*

Legal Proceedings

We are involved in litigation and damage claims arising in the ordinary course of business, such as actions related to injuries, property damage, and handling or disposal of vehicles. These legal proceedings include the following matters:

On November 20, 2007, Car Auction & Reinsurance Solutions, Inc. (CARS) filed suit against us in the Superior Court in the County of New Castle, Delaware. CARS was seeking in excess of $2.0 million in damages, punitive damages, and prejudgment interest related to allegations involving breach of contract and misrepresentation. On September 15, 2011 the parties reached a settlement amount that was not material to our consolidated financial condition or results of operations.

On August 21, 2008, a former employee filed a Charge of Discrimination with the Equal Employment Opportunity Commission, or EEOC, claiming, in part, that he was denied employment based on his race and subjected to unlawful retaliation. We responded to the Charge of Discrimination explaining that we have a policy prohibiting the employment of individuals with certain criminal offenses and that the former employee was terminated after it was belatedly discovered that he had been convicted of a felony and other crimes prior to being hired by us. The Charge of Discrimination lay dormant at the EEOC for over two years. In January,

2011, however, the EEOC began actively investigating the allegations and challenging our policy of conducting criminal background checks and denying employment based on certain criminal convictions. It is the EEOC's position that such a practice is unlawful because it has a disparate impact on minorities. It is our position that our policy is required by one of our largest auto insurance company customers. Because our customer is in the insurance and financial services industry, its operations are heavily regulated. The Federal Deposit Insurance Act (12 U.S.C. §1829) prohibits savings and loan holding companies, such as our customer, from employing "any person who has been convicted of any criminal offense involving dishonesty or a breach of trust or money laundering, or has agreed to enter into a pretrial diversion or similar program in connection with a prosecution for such offense." In turn, it is our understanding that our customer is obligated to make sure its vendors, such as us, comply with similar hiring restrictions. The EEOC is still investigating the Charge of Discrimination. We anticipate that if the Charge of Discrimination is not dismissed or settled, the EEOC will file a lawsuit in Federal Court on behalf of all former employees and applicants of ours who were denied employment because of our policy. We believe that our practices are not unlawful and intend to continue to vigorously defend this action.

On April 23, 2010, Deborah Hill filed suit against us in the Twentieth Judicial Circuit of Collier County, Florida, alleging negligent destruction of evidence in connection with a stored vehicle that suffered damage due to a fire at our facility in Florida where the vehicle was being stored. Relief sought is for compensatory damages, costs and interest allowed by law. We believe the claim is without merit and intend to continue to vigorously defend the lawsuit.

On September 21, 2010, Robert Ortiz and Carlos Torres filed suit against us in Superior Court of San Bernardino County, San Bernardino District, which purported to be a class action on behalf of persons employed by us in the positions of facilities managers and assistant general managers in California at any time since the date four years prior to September 21, 2010. The complaint alleges failure to pay wages and overtime wages, failure to provide meal breaks and rest breaks, in violation of various California Labor and Business and Professional Code sections, due to alleged misclassification of facilities managers and assistant general managers as exempt employees. Relief sought includes class certification, injunctive relief, damages according to proof, restitution for unpaid wages, disgorgement of ill-gotten gains, civil penalties, attorney's fees and costs, interest, and punitive damages. We believe the claim is without merit and intend to continue to vigorously defend the lawsuit.

On February 12, 2011, Jose E. Brizuela filed suit against us in Superior Court, San Bernardino County, San Bernardino District, which purports to be class action on behalf of persons employed by us paid on a hourly basis in California at any time since the date four years prior to February 14, 2011. The complaint alleges failure to pay all earned wages due to an alleged practice of rounding of hours worked to the detriment of the employees. Relief sought includes class certification, injunctive relief, unpaid wages, waiting time penalty-wages, interest, and attorney's fees and costs of suit. We believe the claim is without merit and intend to continue to vigorously defend the lawsuit.

On August 10, 2011, Glenn A. Mangis and Lynn Brown-Mangis, husband and wife, filed suit against us in the Superior Court of Washington for Pierce County, alleging exposure to asbestos during the course of his employment as a carpenter, electrician and laborer; and as a direct result of said exposure, Plaintiff developed mesothelioma. Plaintiff's wife is alleging loss of spousal relationship as a result. Relief sought is for general and special damages, medical and related expenses, costs and disbursements in case, prejudgment interest and all other relief the Court deems just. No specific amount was given. We believe the claim is without merit and intend to continue to vigorously defend the lawsuit.

We provide for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. The effect of the outcome of these matters on our future results of operations cannot be predicted because any such effect depends on future results of operations and the amount and timing of the resolution of such matters. We believe that any ultimate liability will not have a material effect on our consolidated financial position, results of operations or cash flows. However, the amount of the liabilities associated with these claims, if any, cannot be determined with certainty. We maintain insurance which may or may not provide coverage for claims made against us. There is no assurance that there will be insurance coverage available when and if needed. Additionally, the insurance that we carry requires that we pay for costs and/or claims exposure up to the amount of the insurance deductibles negotiated when insurance is purchased.

Governmental Proceedings

The Georgia Department of Revenue, or DOR, recently conducted a sales and use tax audit of our operations in Georgia for the period from January 1, 2007 through June 30, 2011. As a result of the audit, the DOR issued a notice of proposed assessment for uncollected sales taxes in which it asserted that we failed to remit sales taxes totaling $73.8 million, including penalties and interest. In issuing the notice of proposed assessment, the DOR stated its policy position that sales for resale to non-U.S. registered resellers are subject to Georgia sales and use tax.

We have engaged a Georgia law firm and outside tax advisors to review the conduct of our business operations in Georgia, the notice of assessment, and the DOR's policy position. In particular, our outside legal counsel has provided us with an opinion that our sales for resale to non-U.S. registered resellers should not be subject to Georgia sales and use tax. In rendering its opinion, our counsel noted that non-U.S. registered resellers are unable to comply strictly with technical requirements for a Georgia certificate of exemption but concluded that our sales for resale to non-U.S. registered resellers should not be subject to Georgia sales and use tax notwithstanding this technical inability to comply.

Based on the opinion from our outside law firm and advice from outside tax advisors, we have not provided for the payment of this assessment in our consolidated financial statements. We believe we have strong defenses to the DOR's notice of proposed assessment and intend to defend this matter. We have filed a request for protest or administrative appeal with the State of Georgia. There can be no assurance, however, that this matter will be resolved in our favor or that we will not ultimately be required to make a substantial payment to the Georgia DOR. We understand that Georgia law and DOR regulations are ambiguous on many of the points at issue in the audit, and litigating and defending the matter in Georgia could be expensive and time-consuming and result in substantial management distraction. If the matter were to be resolved in a manner adverse to Copart, it could have a material adverse effect on our results of operations and consolidated financial statements.

Item 4. ***Reserved***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

Market Information

The following table summarizes the high and low sales prices per share of our common stock for each quarter during the last two fiscal years. As of July 31, 2011, there were 66,005,517 shares outstanding. Our common stock has been quoted on the Nasdaq Global Select Market under the symbol "CPRT" since March 17, 1994. As of July 31, 2011, we had approximately 1,643 shareholders of record. On July 31, 2011, the last reported sale price of our common stock on the Nasdaq Global Select Market was $43.45 per share.

Fiscal Year 2011	High	Low
Fourth Quarter	47.97	43.03
Third Quarter	45.63	39.47
Second Quarter	40.87	32.99
First Quarter	36.73	31.28
Fiscal Year 2010	**High**	**Low**
Fourth Quarter	37.83	33.96
Third Quarter	37.01	32.77
Second Quarter	37.10	31.63
First Quarter	38.47	31.93

Dividend Policies

We have not paid a cash dividend since becoming a public company in 1994. We currently intend to retain any earnings for use in our business.

We expect to continue to use cash flows from operations to finance our working capital needs and to develop and grow our business. In addition to our stock repurchase program, we are considering a variety of alternative potential uses for our remaining cash balances and our cash flow from operations. These alternative potential uses include additional stock repurchases, the payment of dividends and acquisitions.

Repurchase of Our Common Stock

Our Board of Directors has authorized a 29 million share stock repurchase program. The repurchases may be effected through solicited or unsolicited transactions in the open market or in privately negotiated transactions. No time limit has been placed on the duration of the share repurchase program. Subject to applicable securities laws, such repurchases will be made at such times and in such amounts as we deem appropriate and may be discontinued at any time. For the fiscal year ended July 31, 2011, we repurchased 6,682,317 shares of our common stock at a weighted average price of $40.83. For the fiscal year ended July 31, 2010, we repurchased 121,251 shares of our common stock at a weighted average price of $36.76. For the fiscal year ended July 31, 2009, we did not repurchase any shares under our stock repurchase program. As of July 31, 2011, the total number of shares repurchased under the program was 20,453,037 and 8,546,963 shares were available for repurchase under our program.

Additionally, on January 14, 2011, we completed a tender offer to purchase up to 10,526,315 shares of our common stock at a price of $38.00 per share. Directors and executive officers of Copart were expressly prohibited from participating in the tender offer by our board of directors under our Securities Trading Policy. In connection with the tender offer, we accepted for purchase 12,172,088 shares of our common stock. The shares accepted for purchase are comprised of the 10,526,315 shares we offered to purchase and an additional 1,645,773 shares purchased pursuant to our right to purchase additional shares up to 2% of our outstanding shares. The shares purchased as a result of the tender offer are not part of our repurchase program. The purchase of the shares of common stock was funded by the proceeds relating to the issuance of $400.0 million of long term debt. The dilutive earnings per share impact of all repurchased shares on the weighted average number of common shares outstanding for the year ended July 31, 2011 is approximately $0.23.

The number and average price of shares purchased in each fiscal year are set forth in the table below:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares That May Yet Be Purchased Under the Program
Fiscal 2009				
First Quarter	—	—	—	15,350,531
Second Quarter	—	—	—	15,350,531
Third Quarter	—	—	—	15,350,531
Fourth Quarter	—	—	—	15,350,531
Fiscal 2010				
First Quarter	—	—	—	15,350,531
Second Quarter	—	—	—	15,350,531
Third Quarter	—	—	—	15,350,531
Fourth Quarter	121,251	$36.76	121,251	15,229,280
Fiscal 2011				
First Quarter	2,249,826	$33.65	2,249,826	12,979,454
Second Quarter	12,172,088	$38.00	—	12,979,454
Third Quarter	1,441,542	$43.03	1,441,542	11,537,912
May 1, 2011 through May 31, 2011	—	—	—	11,537,912
June 1, 2011 through June 30, 2011	2,990,949	$45.17	2,990,949	8,546,963
July 1, 2011 through July 31, 2011	—	—	—	8,546,963

In the second and fourth quarters of fiscal year 2009 and the first quarter of fiscal year 2010, Mr. Jay Adair, Chief Executive Officer (and then President), exercised stock options through cashless exercises. In the fourth quarter of fiscal year 2010, Mr. Willis J. Johnson, Chairman of the Board, exercised stock options through a cashless exercise. In the second, third and fourth quarters of fiscal year 2011 certain executive officers exercised stock options through cashless exercises. A portion of the options exercised were net settled in satisfaction of the exercise price and federal and state minimum statutory tax withholding requirements. We remitted $4.2 million, $7.4 million and $9.8 million, in fiscal 2011, 2010 and 2009, respectively, to the proper taxing authorities in satisfaction of the employees' minimum statutory withholding requirements. The exercises are summarized in the following table:

Period	Options Exercised	Exercise Price	Shares Net Settled for Exercise	Shares Withheld for Taxes(1)	Net Shares to Employee	Share Price for Withholding	Tax Withholding (in 000's)
FY 2009—Q2	600,000	$ 4.47	96,929	222,817	280,254	$26.93	$6,000
FY 2009—Q4	361,035	$11.12	116,741	109,595	134,699	$34.39	$3,769
FY 2010—Q1	323,631	$13.03	114,354	95,746	113,531	$36.89	$3,532
FY 2010—Q4	350,000	$12.91	122,922	105,827	121,251	$36.76	$3,890
FY 2011—Q2	88,750	$16.93	38,025	18,917	31,808	$39.51	$ 748
FY 2011—Q3	274,167	$22.03	147,748	59,016	67,403	$40.80	$2,408
FY 2011—Q4	90,000	$18.95	38,198	24,183	27,619	$44.65	$1,080

(1) Shares withheld for taxes are treated as a repurchase of shares for accounting purposes but do not count against our repurchase program.

Issuances of Unregistered Securities

There were no issuances of unregistered securities in the quarter ended July 31, 2011.

Performance Graph

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, the following information relating to the price performance of our common stock shall not be deemed "filed" with the SEC or "Soliciting Material" under the Exchange Act, or subject to Regulation 14A or 14C, or to liabilities of Section 18 of the Exchange Act except to the extent we specifically request that such information be treated as soliciting material or to the extent we specifically incorporate this information by reference.

The following is a line graph comparing the cumulative total return to shareholders of our common stock at July 31, 2011 since July 31, 2006, to the cumulative total return over such period of (i) the NASDAQ Composite Index, (ii) the NASDAQ Industrial Index, and (iii) the NASDAQ Q-50 (NXTQ).

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Copart, Inc., the NASDAQ Composite Index, the NASDAQ Industrial Index, and the NASDAQ Q-50 (NXTQ)


$250
$200
$150
$100
$50
$0
7/06
7/07
7/08
7/09
7/10
7/11
Copart, Inc.
NASDAQ Composite
NASDAQ Industrial
NASDAQ Q-50 (NXTQ)

	7/06	7/07	7/08	7/09	7/10	7/11
Copart, Inc.	$100.00	$105.63	$164.64	$132.55	$136.79	$163.10
NASDAQ Composite	$100.00	$124.58	$114.25	$ 98.15	$112.22	$137.49
NASDAQ Industrial	$100.00	$122.51	$107.98	$ 85.31	$103.03	$138.71
NASDAQ Q-50 (NXTQ)	$100.00	$133.54	$118.52	$105.89	$145.89	$201.13

* Assumes that $100.00 was invested on July 31, 2006 in our common stock, in the NASDAQ Composite Index, the NASDAQ Industrial Index and the NASDAQ Q-50 (NXTQ), and that all dividends were reinvested. No dividends have been declared on our common stock. Shareholder returns over the indicated period should not be considered indicative of future shareholder returns.

Item 6. *Selected Financial Data*

You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K.

The following selected consolidated statements of income data for the years ended July 31, 2011, 2010 and 2009 and the consolidated balance data at July 31, 2011 and 2010, are derived from the audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K. The following selected consolidated statements of income data for the years ended July 31, 2008 and 2007 and the consolidated balance sheet data at July 31, 2009, 2008 and 2007, are derived from the audited consolidated financial statements that are not included in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results to be expected in any future period. As a result of the adoption of Accounting Standards Update 2009–13, *Revenue Arrangements with Multiple Deliverables*, for the year ended July 31, 2011, we accelerated recognition of $14.4 million in service revenue and $13.5 million in related yard operation expenses.

	Fiscal Years Ending July 31,				
	2011	2010	2009	2008	2007
	(in thousands, except per share and other data)				
Operating Data					
Revenues	$ 872,246	$ 772,879	$ 743,082	$784,848	$ 560,680
Operating income	265,290	239,070	225,325	237,917	203,145
Income from continuing operations before income taxes	263,877	239,495	227,732	249,650	217,421
Income tax expense	(97,502)	(87,868)	(88,186)	(92,718)	(81,083)
Income from continuing operations	166,375	151,627	139,546	156,932	136,338
Income from discontinued operations, net of income tax effects	—	—	1,557	—	—
Net income	166,375	151,627	141,103	156,932	136,338
Basic per share amounts:					
Income from continuing operations	$ 2.20	$ 1.80	$ 1.67	$ 1.80	$ 1.50
Discontinued operations	—	—	0.02	—	—
Net income per share	$ 2.20	$ 1.80	$ 1.69	$ 1.80	$ 1.50
Weighted average shares	75,649	84,165	83,537	87,412	90,651
Diluted per share amounts:					
Income from continuing operations	$ 2.17	$ 1.78	$ 1.64	$ 1.75	$ 1.46
Discontinued operations	—	—	0.02	—	—
Net income per share	$ 2.17	$ 1.78	$ 1.66	$ 1.75	$ 1.46
Weighted average shares	76,676	85,027	84,930	89,858	93,455
Balance Sheet Data					
Cash, cash equivalents and short-term investments	$ 74,009	$ 268,188	$ 162,691	$ 38,954	$ 210,246
Working capital	75,242	330,191	212,349	84,501	247,850
Total assets	1,084,436	1,228,812	1,058,032	956,247	1,014,600
Total debt	375,756	975	1,457	2,240	2,793
Shareholders' equity	555,172	1,087,234	921,459	798,996	880,866
Other Data					
Number of storage facilities	153	152	147	143	131

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements other than statements of historical facts are statements that could be deemed forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. The forward-looking statements contained in this Form 10-K involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These forward-looking statements are made in reliance upon the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These factors include those listed in Part I, Item 1A.—"Risk Factors" of this Form 10-K and those discussed elsewhere in this Form 10-K. We encourage investors to review these factors carefully together with the other matters referred to herein, as well as in the other documents we file with the SEC. The Company may from time to time make additional written and oral forward-looking statements, including statements contained in the Company's filings with the SEC. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

Although we believe that, based on information currently available to the Company and its management, the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

Overview

We provide vehicle sellers with a full range of services to process and sell vehicles primarily over the Internet through our Virtual Bidding Second Generation Internet auction-style sales technology, which we refer to as VB^2. Sellers are primarily insurance companies but also include banks and financial institutions, charities, car dealerships, fleet operators and vehicle rental companies. We sell principally to licensed vehicle dismantlers, rebuilders, repair licensees, used vehicle dealers and exporters; however at certain locations, we sell directly to the general public. The majority of the vehicles sold on behalf of the insurance companies are either damaged vehicles deemed a total loss or not economically repairable by the insurance companies or are recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made. We offer vehicle sellers a full range of services that expedite each stage of the salvage vehicle sales process and minimize administrative and processing costs. In the United States and Canada, or North America, we sell vehicles primarily as an agent and derive revenue primarily from fees paid by vehicle sellers and vehicle buyers as well as related fees for services such as towing and storage. In the United Kingdom, or UK, a significant portion of our business is conducted on a principal basis, purchasing salvage vehicles outright from insurance companies and reselling the vehicles for our own account.

Our revenues consist of sales transaction fees charged to vehicle sellers and vehicle buyers, transportation revenue, purchased vehicle revenues, and other remarketing services. Revenues from sellers are generally generated either on a fixed fee contract basis where we collect a fixed amount for selling each vehicle regardless of the selling price of the vehicle or, under our Percentage Incentive Program, or PIP program, where our fees are generally based on a predetermined percentage of the vehicle sales price. Under the consignment, or fixed fee, program, we generally charge an additional fee for title processing and special preparation. Although sometimes included in the consignment fee, we may also charge additional fees for the cost of transporting the vehicle to our facility, storage of the vehicle, and other incidental costs. Under the consignment programs, only the fees associated with vehicle processing are recorded in revenue, not the actual sales price (gross proceeds). Sales transaction fees also include fees charged to vehicle buyers for purchasing vehicles, storage, loading and annual registration. Transportation revenue includes charges to sellers for towing vehicles under certain contracts. Transportation revenue also includes towing charges assessed to buyers for delivering vehicles. Purchased vehicle revenue includes the gross sales price of the vehicle which we have purchased or are otherwise considered to own and is primarily generated in the UK.

Operating costs consist primarily of operating personnel (which includes yard management, clerical and yard employees), rent, contract vehicle towing, insurance, fuel, equipment maintenance and repair, and costs of vehicles we sold under purchase contracts. Costs associated with general and administrative expenses consist primarily of executive management, accounting, data processing, sales personnel, human resources, professional fees, research and development and marketing expenses.

During fiscal 2004 and fiscal 2008, we converted all of our North American and UK sales, respectively, to an Internet-based auction-style model using our VB^2 Internet sales technology which employs a two-step bidding process. The first step, called the preliminary bid, allows members to submit bids up to one hour before a real time virtual auction begins. The second step allows members to bid against each other, and the high bidder from the preliminary bidding process, in a real-time process over the Internet.

Acquisitions and New Operations

We have experienced significant growth in facilities as we have acquired seven facilities and established seven new facilities since the beginning of fiscal 2009. All of these acquisitions have been accounted for using the purchase method of accounting.

As part of our overall expansion strategy of offering integrated services to vehicle sellers, we anticipate acquiring and developing facilities in new regions, as well as the regions currently served by our facilities. We believe that these acquisitions and openings strengthen our coverage as we have 153 facilities located in North America and the UK as of July 31, 2011 and are able to provide national coverage for our sellers.

The following table sets forth facilities that we have acquired or opened from August 1, 2008 through July 31, 2011:

Locations	Acquisition or Greenfield	Date	Geographic Service Area
Louisville, Kentucky	Greenfield	September 2008	Northwest Kentucky and Southern Indiana
Richmond, Virginia	Greenfield	*October 2008	Central Virginia
Montgomery, Alabama	Greenfield	February 2009	Central Alabama
Greer, South Carolina	Greenfield	February 2009	Northwest South Carolina
Warren, Massachusetts	Greenfield	June 2009	Central Massachusetts
Bristol, England	Acquisition	January 2010	United Kingdom
Bedford, England	Acquisition	January 2010	United Kingdom
Colchester, England	Acquisition	January 2010	United Kingdom
Gainsborough, England	Acquisition	**January 2010	United Kingdom
Luton, England	Acquisition	January 2010	United Kingdom
Scranton, Pennsylvania	Greenfield	February 2010	Central Pennsylvania
Homestead, Florida	Greenfield	September 2010	Southern Florida
Hartford City, Indiana	Acquisition	March 2011	Central Indiana
Wolverhampton, England	Acquisition	March 2011	United Kingdom

* Former MAG facility

** Closed in fiscal 2010

In January 2010, the Company completed the acquisition of D Hales Limited (D Hales) which operated five locations in the United Kingdom. In fiscal 2011, we acquired John Hewitt and Sons, Limited (Hewitt) which operated one location in the United Kingdom. These acquisitions were undertaken because of their strategic fit with our business in the United Kingdom.

The period-to-period comparability of our consolidated operating results and financial condition is affected by business acquisitions, new openings, weather and product introductions during such periods. In particular, we have certain contracts inherited through our UK acquisitions that require us to act as a principal, purchasing vehicles from the insurance companies and reselling them for our own account. It is our intention, where possible, to migrate these contracts to the agency model in future periods. Changes in the amount of revenue derived in a period from principal transactions relative to total revenue will impact revenue growth and margin percentages.

In addition to growth through acquisitions, we seek to increase revenues and profitability by, among other things, (i) acquiring and developing additional vehicle storage facilities in key markets, (ii) pursuing national and regional vehicle seller agreements, (iii) expanding our service offerings to sellers and members, and (iv) expanding the application of VB^2 into new markets. In addition, we implement our pricing structure and auction procedures and attempt to introduce cost efficiencies at each of our acquired facilities by implementing our operational procedures, integrating our management information systems and redeploying personnel, when necessary.

Results of Operations

Fiscal 2011 Compared to Fiscal 2010

Revenues

The following table sets forth information on revenue by class (in thousands, except percentages):

	2011	Percentage of Revenue	2010	Percentage of Revenue
Service revenues	$723,610	83%	$642,134	83%
Vehicle sales	148,636	17%	130,745	17%
	$872,246	100%	$772,879	100%

Service Revenues. Service revenues were $723.6 million during fiscal 2011 compared to $642.1 million for fiscal 2010, an increase of $81.5 million, or 12.7%, above fiscal 2010. Growth in unit volume generated $63.9 million in additional service revenue relative to last year and was driven primarily by growth in the number of units sold on behalf of franchise and independent car dealerships, new and expanded contracts with insurance companies and the migration from the principal model to the agency model in the UK. Growth in the average revenue per car sold generated $1.9 million in additional revenue over last year as higher scrap metal and used car pricing led to a general increase in the average selling price and, consequently, higher revenue per car sold, and was offset by growth in the percentage of volume processed from suppliers with below average revenue per car. The average dollar to pound exchange rate was 1.60 dollars to the pound and 1.57 dollars to the pound for fiscal 2011 and fiscal 2010, respectively, and led to an increase in service revenue of $1.3 million.

Over 50% of our service revenue is tied in some manner to the ultimate selling price of the vehicle. We believe the increase in the average selling price was primarily impacted by: (i) the year over year increase in commodity pricing as we believe that commodity pricing, particularly the per ton price for crushed car bodies, has an impact on the ultimate selling price of vehicles sold for scrap and vehicles sold for dismantling; (ii) the general increase in used car pricing, which we believe has an impact on the average selling price of vehicles which are repaired and retailed or purchased by the end user and (iii) in the UK, the continuing beneficial impact of VB^2 which we introduced to the UK in 2008 and which expands our buyer base by opening vehicle sales to buyers worldwide. We cannot determine the impact of the movement of these factors, nor can we predict their future movement. Further, we cannot determine which vehicles are sold to the end user or for scrap, dismantling, retailing or export. Accordingly, we cannot quantify the specific impact that commodity pricing, used car pricing, and the introduction of VB^2 had on the selling price of vehicles and ultimately on service revenue.

In addition, on August 1, 2010, we adopted Accounting Standards Update (ASU) 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements* (ASU 2009-13). Consequently, we recognized in the period earned certain revenues, primarily towing fees, titling fees and other enhancement service fees, which were previously deferred until the period the car associated with those revenues was sold. As a result of this change, we recognized $14.4 million in additional revenue for the fiscal year ended July 31, 2011, which would have otherwise been recognized in future periods.

Vehicle Sales. We have assumed certain contracts through our UK acquisitions that require us to act as a principal, purchasing vehicles from the insurance companies and reselling them for our own account. Vehicle sales revenues were $148.6 million during fiscal 2011 compared to $130.7 million for fiscal 2010, an increase of $17.9 million, or 13.7%, above fiscal 2010. The increase in vehicle sales revenue was due to the growth in the average selling price of vehicles which resulted in increased revenue of $16.3 million. The growth in the average selling price per unit was primarily due to: (i) the increase in commodity pricing, particularly the per ton price for crushed car bodies, which has an impact on the ultimate selling price of vehicles sold for scrap and vehicles sold for dismantling and (ii) in the UK, the continuing beneficial impact of VB^2 which we introduced to the UK in 2008 and which expands our buyer base by opening vehicle sales to buyers worldwide. We cannot determine which vehicles are sold directly to the end user or for scrap, dismantling, retailing, or export and, accordingly, cannot quantify the specific impact of commodity pricing nor can we isolate the impact that VB^2 had on the ultimate selling price of vehicles sold in the UK. The decline in volume resulted primarily from the migration of certain contracts in the UK from the principal model to the agency model and resulted in a reduction in vehicle sales revenue of $0.8 million. The beneficial impact on recorded vehicle sales revenue due to the change in the GBP to USD exchange rate was $2.4 million.

Yard Operation Expenses. Yard operation expenses were $374.1 million during fiscal 2011 compared to $320.2 million for fiscal 2010, an increase of $53.9 million, or 16.8%, above fiscal 2010. The increase was driven primarily by (i) the growth in volume of units processed, (ii) the adoption of ASU 2009-13, (iii) increase in subhauling costs due to the growth in diesel prices on a year over year basis and, (iv) the general growth in program costs associated with new business segments. There was a detrimental impact on yard operating expenses due to the change in the GBP to USD exchange rate of $0.8 million. Included in yard operation costs were depreciation and amortization expenses which were $37.0 million and $34.9 million for the fiscal years ended July 31, 2011 and 2010, respectively.

On August 1, 2010 we adopted ASU 2009-13. Consequently, we recognized certain revenues and expenses associated primarily with towing fees, titling fees and seller storage fees, which were previously deferred until the period the car associated with those revenues and expenses was sold. The expenses recognized for the year ended July 31, 2011, which would have otherwise been recognized in future periods, was $13.5 million.

Cost of Vehicle Sales. The cost of vehicles sold was $125.2 million during fiscal 2011 compared to $104.7 million for fiscal 2010, an increase of $20.5 million, or 19.6%. The increase in the cost per unit sold represented a $19.0 million increase relative to last year. Unit volume decrease led to a decrease of $0.6 million. The detrimental impact on the cost of sales due to the change in the GBP to USD exchange rate was $2.1 million.

General and Administrative Expenses. General and administrative expenses were $107.6 million for fiscal 2011 compared to $108.9 million for fiscal 2010, a decrease of $1.3 million, or 1.2%. The decline in general and administrative costs was due primarily to decreased advertising costs and decreased headcount. Also included in general and administrative expenses were depreciation and amortization expenses which were $8.7 million and $8.3 million for the fiscal years ended July 31, 2011 and 2010, respectively. The detrimental impact on general and administrative expenses due to the change in the GBP to USD exchange rate was $0.1 million.

Other Income (Expense). Total other expense was $1.4 million during fiscal 2011 compared to other income of $0.4 million for fiscal 2010, an increase of $1.8 million, or 432.4%. Interest expense increased $3.9 million as a result of increased borrowing under the new credit facility; refer to footnote 10 for additional information regarding the facility. Interest income declined $0.3 million due primarily to reduced interest yields and a lower cash balance. Other income, net, increased $1.7 million due primarily to the gain on sale of assets.

Income Taxes. Our effective income tax rates for fiscal 2011 and 2010 were 36.9% and 36.7%, respectively.

Net Income. Due to the foregoing factors, we realized net income of $166.4 million for fiscal 2011, compared to net income of $151.6 million for fiscal 2010.

Fiscal 2010 Compared to Fiscal 2009

Revenues

The following sets forth information on revenue by class (in thousands, except percentages):

	2010	Percentage of Revenue	2009	Percentage of Revenue
Service revenues	$642,134	83%	$615,352	83%
Vehicle sales	130,745	17%	127,730	17%
	$772,879	100%	$743,082	100%

Service Revenues. Service revenues were $642.1 million during fiscal 2010 compared to $615.4 million for fiscal 2009, an increase of $26.8 million, or 4.4%, above fiscal 2009. The increase in service revenue was due primarily to an increase in the average revenue per car sold. The increase in the revenue per car sold was driven by increased selling prices as over 50% of our service revenue is tied in some manner to the ultimate selling price of the vehicle at the auction. We believe the increase in the average selling price was primarily due to: (i) an increase in commodity pricing, particularly the per ton price for crushed car bodies which has an impact on the ultimate selling price of vehicles sold for scrap and vehicles sold for dismantling; and (ii) the general increase in used car pricing, which has an impact on the average selling price of vehicles that are either repaired and retailed or purchased by the end user. We cannot determine the movement of these influences nor can we determine which vehicles are sold directly to the end user or for scrap, dismantling, retailing, or export and, accordingly, cannot quantify the specific impact that commodity pricing and used car pricing had on the selling price of vehicles. Unit volume grew by over one percent resulting in an increase in revenue of $7.1 million. The average dollar to pound exchange rate was 1.57 dollars to the pound and 1.59 dollars to the pound for fiscal 2010 and fiscal 2009, respectively, and led to a reduction in service revenue of $0.2 million.

Vehicle Sales. We have assumed certain contracts through our UK acquisitions that require us to act as a principal, purchasing vehicles from the insurance companies and reselling them for our own account. Vehicle sales revenues were $130.7 million during fiscal 2010 compared to $127.7 million for fiscal 2009, an increase of $3.0 million, or 2.4%, above fiscal 2009. The increase in vehicle sales revenue was due to the rise in the average selling price of vehicles which resulted in increased revenue of $30.0 million. The rise in the average selling price per unit was primarily due to: (i) the increase in commodity pricing, particularly the per ton price for crushed car bodies, which has an impact on the ultimate selling price of vehicles sold for scrap and vehicles sold for dismantling; (ii) the general increase in used car pricing, which has an impact on the average selling price of vehicles that are either repaired and retailed or purchased by the end user; and (iii) in the UK, the continuing beneficial impact of VB^2 which we introduced to the UK in 2008 and which expands our buyer base by opening vehicle sales to buyers worldwide. We cannot determine which vehicles are sold directly to the end user or for scrap, dismantling, retailing, or export and, accordingly, cannot quantify the specific impact of commodity pricing and used car pricing, nor can we isolate the impact that VB^2 had on the ultimate selling price of vehicles sold in the UK. The change in volume reflects the migration of certain contracts in the UK from the principal model to the agency model and resulted in a reduction in vehicle sales revenue of $25.0 million. The negative impact on recorded vehicle sales revenue due to the change in the GBP to USD exchange rate was $2.0 million.

Yard Operation Expenses. Yard operation expenses were $320.2 million during fiscal 2010 compared to $324.8 million for fiscal 2009, a decline of $4.6 million, or 1.4%, below fiscal 2009. The decline was driven primarily by operational efficiencies and by reductions in subhauling costs relative to the first two quarters of fiscal 2009 when the cost of diesel fuel peaked. Included in yard operation costs were depreciation and amortization expenses which were $34.9 million and $32.8 million for the fiscal years ended July 31, 2010 and 2009, respectively.

Cost of Vehicle Sales. The cost of vehicles sold was $104.7 million during fiscal 2010 compared to $106.0 million for fiscal 2009, a decline of $1.4 million, or 1.3%. Unit volume decline led to a reduction of $18.0 million and was primarily due to the migration of certain contracts in the UK from a principal basis to a fee basis. Cost per unit sold was up and represented a $17.1 million increase relative to last year. The negative impact on the cost of sales due to the change in the GBP to USD exchange rate was $0.5 million.

General and Administrative Expenses. General and administrative expenses were $108.9 million for fiscal 2010 compared to $86.9 million for fiscal 2009, an increase of $22.0 million, or 25.3%. The growth in general and administrative costs was due primarily to: (i) increased advertising costs as we invested in events and media promotions, including NASCAR and NHRA sponsorships, to generate new member activity; (ii) the additional costs associated with the Chairman and Chief Executive Officer's non-cash compensation package approved by the shareholders in April 2009 and (iii) increased headcount. These changes increased general and administrative expenses by $8.6 million, $6.1 million, and $4.8 million, respectively. Also included in general and administrative expenses were depreciation and amortization expenses which were $8.3 million and $9.0 million for the years ended July 31, 2010 and 2009, respectively.

Other Income (Expense). Total other income was $0.4 million during fiscal 2010 compared to $2.4 million for fiscal 2009, a decline of $2.0 million, or 82.3%. Net interest income declined $1.4 million due primarily to reduced interest yields. Other income, net, declined $0.6 million primarily due a decline in rental income of $1.7 million and the loss of $0.8 million on the sale of an airplane in fiscal 2010 and was offset by a $1.1 million impairment of a note receivable, relating to the disposal of the assets of a discontinued business, and a $1.0 million loss on the sale of an airplane in fiscal 2009.

Income Taxes. Our effective income tax rates for fiscal 2010 and 2009 were 36.7% and 38.7%, respectively. The decrease was driven primarily by the reduction of state income taxes and the favorable tax treatment we received relating to certain interest expenses in the UK.

Net Income. Due to the foregoing factors, we realized net income of $151.6 million for fiscal 2010, compared to net income of $141.1 million for fiscal 2009.

Liquidity and Capital Resources

Our primary source of working capital is cash generated though operations. Potential internal sources of additional working capital are the sale of assets or the issuance of equity through option exercises and shares issued under our Employee Stock Purchase Plan. A potential external source of additional working capital is the issuance of debt and equity. However, with respect to the issuance of equity or debt, we cannot predict if these sources will be available in the future and, if available, if they can be issued under terms commercially acceptable to us.

Historically, we have financed our growth through cash generated from operations, public offerings of common stock, the equity issued in conjunction with certain acquisitions and debt financing. Our primary source of cash generated by operations is from the collection of sellers' fees, members' fees and reimbursable advances from the proceeds of auctioned salvage vehicles. Our business is seasonal as inclement weather during the winter months increases the frequency of accidents and, consequently, the number of cars totaled by the insurance companies. During the winter months, most of our facilities process 10% to 30% more vehicles than at other times of the year. This increased volume requires the increased use of our cash to pay out advances and handling costs of the additional business.

Our primary source of working capital is net income. Accordingly, factors affecting net income are the principal factors affecting the generation of working capital. Those primary factors: (i) seasonality, (ii) market wins and losses, (iii) supplier mix, (iv) accident frequency, (v) salvage frequency, (vi) change in market share of our existing suppliers, (vii) commodity pricing, (viii) used car pricing, (ix) foreign currency exchanges rates, (x) product mix, and (xi) contract mix to the extent appropriate, are discussed in the Results of Operations and Risk Factors sections in this Form 10-K.

As of July 31, 2011, we had working capital of $75.2 million, including cash, and cash equivalents of $74.0 million. Cash and cash equivalents consisted primarily of US Treasury Bills and funds invested in money market accounts, which bear interest at a variable rate. Cash and cash equivalents decreased by $194.2 million from fiscal 2010 to fiscal 2011. The decrease in cash was due primarily to the share repurchase activity during fiscal 2011. We repurchased $739.6 million of common stock of which $400 million was financed with term debt borrowings in connection with the tender offer discussed below in financing activities.

We believe that our currently available cash and cash equivalents and cash generated from operations will be sufficient to satisfy our operating and working capital requirements for at least the next 12 months. However, if we experience significant growth in the future, we may be required to raise additional cash through the issuance of new debt or additional equity.

Operating Activities

Net cash provided by operating activities increased by $43.5 million to $242.9 million during fiscal 2011 when compared to fiscal 2010. The increase was driven in part by an increase in net income of $14.7 million, a reduction in income tax receivables of $8.6 million and by a reduction in vehicle pooling costs of $14.4 million as a result of the adoption of ASU 2009-13. The remaining increase of $5.8 million is due to the timing of routine changes in working capital items.

Net cash provided by operating activities decreased by $3.9 million to $199.4 million during fiscal 2010 when compared to fiscal 2009, due to the timing of routine changes in working capital items.

Net cash provided by operating activities increased by $9.3 million to $203.3 million during fiscal 2009 when compared to fiscal 2008. The increase was driven primarily by a reduction in income taxes receivable of $18.0 million which was offset by a decrease in net income of $15.8 million. The remaining increase of $7.1 million is due to the timing of routine changes in working capital items.

Investing Activities

Capital expenditures related to continuing operations (excluding those associated with fixed assets attributable to acquisitions) were $70.2 million, $75.8 million and $78.9 million for fiscal 2011, 2010 and 2009, respectively. Our capital expenditures are primarily related to lease buyouts of certain facilities, opening and improving facilities, software development, and acquiring yard equipment. We continue to expand and invest in new and existing facilities and standardize the appearance of existing locations. We have no material commitments for future capital expenditures as of July 31, 2011. During fiscal 2011, we sold our corporate headquarters building in Fairfield, CA for $16.5 million and entered into a two year lease with a six month extension option at the end of the lease term.

Included in capital expenditures for the year ended July 31, 2011 are capitalized software development costs for new software for internal use and major software enhancements to existing software. The cumulative total capitalized costs were $46.8 million $22.9 million, and $10.0 million for the years ended July 31, 2011, 2010 and 2009, respectively. If, at any time, it is determined that capitalized software provides a reduced economic benefit, the unamortized portion of the capitalized development costs will be impaired.

During the fiscal year ended July 31, 2011, we used $34.9 million in cash primarily for the purchases of Hewitt and Barodge Auto Pool. During the fiscal year ended July 31, 2010, we used $21.4 million in cash for the acquisition of D Hales. We made no acquisitions during the fiscal year ended July 31, 2009.

Financing Activities

In fiscal 2011, 2010 and 2009, we generated $7.1 million, $6.3 million and $3.1 million, respectively, through the exercise of stock options.

In fiscal 2011, 2010 and 2009, we generated $2.0 million, $2.0 million and $1.9 million, respectively, through the issuance of shares under the Employee Stock Purchase Plan.

In fiscal 2011, 2010 and 2009, we used $739.6 million, $12.7 million and $9.8 million, respectively, for the repurchase of common stock.

In fiscal 2009, we used $17.5 million through changes in our book overdraft.

Our Board of Directors has authorized a 29 million share stock repurchase program. The repurchases may be effected through solicited or unsolicited transactions in the open market or in privately negotiated transactions. No time limit has been placed on the duration of the share repurchase program. Subject to applicable securities laws, such repurchases will be made at such times and in such amounts as we deem appropriate and may be discontinued at any time. For the fiscal year ended July 31, 2011, we repurchased 6,682,317 shares of our common stock at a weighted average price of $40.83. For the fiscal year ended July 31, 2010, we repurchased 121,251 shares of our common stock at a weighted average price of $36.76. For the fiscal year ended July 31, 2009, we did not repurchase any shares under our stock repurchase program. As of July 31, 2011, the total number of shares repurchased under the program was 20,453,037 and 8,546,963 shares were available for repurchase under our program.

Additionally, on January 14, 2011, we completed a tender offer to purchase up to 10,526,315 shares of our common stock at a price of $38.00 per share. Directors and executive officers of Copart were expressly prohibited from participating in the tender offer by our board of directors under our Securities Trading Policy. In connection with the tender offer, we accepted for purchase 12,172,088 shares of our common stock totaling $462.5 million. The shares accepted for purchase are comprised of the 10,526,315 shares we offered to purchase and an additional 1,645,773 shares purchased pursuant to our right to purchase additional shares up to 2% of our outstanding shares. The shares purchased as a result of the tender offer are not part of our repurchase program. The purchase of the shares of common stock was funded by the proceeds relating to the issuance of $400.0 million of long term debt. During the year ended July 31, 2011, we made principal payments of $25.0 million.

In the second and fourth quarters of fiscal year 2009 and the first quarter of fiscal year 2010, Mr. Adair, Chief Executive Officer (and then President), exercised stock options through cashless exercises. In the fourth quarter of fiscal year 2010, Mr. Johnson, Chairman of the Board, exercised stock options through a cashless exercise. In the second, third and fourth quarters of fiscal year 2011 certain executive officers exercised stock options through cashless exercises. A portion of the options exercised were net settled in satisfaction of the exercise price and federal and state minimum statutory tax withholding requirements. We remitted $4.2 million, $7.4 million and $9.8 million, in fiscal 2011, 2010 and 2009, respectively, to the proper taxing authorities in satisfaction of the employees' minimum statutory withholding requirements. The exercises are summarized in the following table:

Period	Options Exercised	Exercise Price	Shares Net Settled for Exercise	Shares Withheld for Taxes(1)	Net Shares to Employee	Share Price for Withholding	Tax Withholding (in 000's)
FY 2009—Q2	600,000	$ 4.47	96,929	222,817	280,254	$26.93	$6,000
FY 2009—Q4	361,035	$11.12	116,741	109,595	134,699	$34.39	$3,769
FY 2010—Q1	323,631	$13.03	114,354	95,746	113,531	$36.89	$3,532
FY 2010—Q4	350,000	$12.91	122,922	105,827	121,251	$36.76	$3,890
FY 2011—Q2	88,750	$16.93	38,025	18,917	31,808	$39.51	$ 748
FY 2011—Q3	274,167	$22.03	147,748	59,016	67,403	$40.80	$2,410
FY 2011—Q4	90,000	$18.95	38,198	24,183	27,619	$44.65	$1,080

(1) Shares withheld for taxes are treated as a repurchase of shares for accounting purposes but do not count against our stock repurchase program.

Contractual Obligations

We lease certain domestic and foreign facilities, and certain equipment under non-cancelable operating leases. In addition to the minimum future lease commitments presented, the leases generally require the company to pay property taxes, insurance, maintenance and repair costs which are not included in the table because we have determined these items are not material. The following table summarizes our significant contractual obligations and commercial commitments as of July 31, 2011 (in thousands):

	Payments Due By Period					
Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years	Other
Long-term debt including current portion	$375,139	$50,139	$100,000	$225,000	$ —	$ —
Operating leases(1)	95,872	18,984	25,617	14,242	37,029	—
Capital leases(1)	617	231	386	—	—	—
Tax liabilities(2)	24,773	—	—	—	—	24,773
Total contractual obligations	$496,401	$69,354	$126,003	$239,242	$37,029	$24,773

	Amount of Commitment Expiration Per Period					
Commercial Commitments(3)	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years	Other
Letters of credit	$6,709	$6,709	$—	$—	$—	$—

(1) Contractual obligations consist of future non-cancelable minimum lease payments under capital and operating leases, used in the normal course of business.

(2) Tax liabilities include the long-term liabilities in the consolidated balance sheet for unrecognized tax positions. At this time we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

(3) Commercial commitments consist primarily of letters of credit provided for insurance programs and certain business transactions.

Credit Facilities

On December 14, 2010, we entered into an Amended and Restated Credit Facility Agreement (Credit Facility), which supersedes our previously disclosed credit agreement with Bank of America, N.A. (Bank of America). The Credit Facility is an unsecured credit agreement providing for (i) a $100.0 million Revolving Credit Facility, including a $100.0 million alternative currency borrowing sublimit and a $50.0 million letter of credit sublimit (Revolving Credit) and (ii) a term loan facility of $400.0 million (Term Loan).

On January 14, 2011 the full $400.0 million provided under the Term Loan was borrowed. The Term Loan matures and all outstanding borrowings are due on December 14, 2015, with quarterly payments of $12.5 million in principal plus interest to be made beginning March 31, 2011 through the maturity date. All amounts borrowed under the Term Loan may be prepaid without premium or penalty. During the year ended July 31, 2011, we made principal repayments of $25.0 million. At July 31, 2011, the outstanding Term Loan balance is $375.1 million.

Amounts borrowed under the Credit Facility bear interest, subject to certain restrictions, at a fluctuating rate based on (i) the Eurocurrency Rate, (ii) the Federal Funds Rate or (iii) the Prime Rate as described in the Credit Facility. A default interest rate applies on all obligations during an event of default under the credit facility, at a rate per annum equal to 2.0% above the otherwise applicable interest rate. At July 31, 2011 the interest rate was the Eurocurrency Rate plus 1.50%. At July 31, 2011, the Eurocurrency Rate was 1.69%. The Credit Facility is guaranteed by our material domestic subsidiaries. The carrying value of the loan payable approximates its fair value at July 31, 2011 due to the variable rate nature of the loan.

Amounts borrowed under the Revolving Credit may be repaid and reborrowed until the maturity date, which is December 14, 2015. The Credit Facility requires us to pay a commitment fee on the unused portion of the Revolving Credit. The commitment fee ranges from 0.075% to 0.125% per annum depending on our leverage ratio, as of the end of the previous quarter. We had no outstanding borrowings under the Revolving Credit at the end of the period.

The Amended and Restated Credit Agreement contains customary representations and warranties and may place certain business operating restrictions on us relating to, among other things, indebtedness, liens and other encumbrances, investments, mergers and acquisitions, asset sales, dividends and distributions and redemptions of capital stock. In addition, the Amended and Restated Credit Agreement provides for the following financial covenants: 1) earnings before income tax, depreciation and amortization (EBITDA), 2) leverage ratio, 3) interest coverage ratio, and 4) limitations on capital expenditures. The Amended and Restated Credit Agreement contains events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, cross-defaults to certain other indebtedness, bankruptcy and insolvency defaults, material judgments, invalidity of the loan documents and events constituting a change of control. We are in compliance with all covenants as of July 31, 2011. Please refer to the commercial commitment table in the Lease, Purchase, and Other Contractual Obligations section for the payment schedule.

Restructuring

We will be relocating our corporate headquarters to Dallas, TX in 2012. We will also create three divisional processing centers located in Fairfield, CA, Grand Prairie, TX and Hartford, CT. Certain functions currently performed at the Fairfield, CA corporate headquarters may transition to these centers over the next two years. We recognized restructuring-related costs of $1.4 million for the year ended July 31, 2011 in general and administrative expense.

Off-Balance Sheet Arrangements

As of July 31, 2011, we had no off-balance sheet arrangements (as defined in Item 303(a)(4)(ii) of Regulation S-K).

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to vehicle pooling costs, self-insured reserves, allowance for doubtful accounts, income taxes, revenue recognition, share-based compensation, long-lived asset impairment calculations and contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management has discussed the selection of critical accounting policies and estimates with the Audit Committee of the Board of Directors and the Audit Committee has reviewed our disclosure relating to critical accounting policies and estimates in this Annual Report on Form 10-K. Our significant accounting policies are described in Note 1 to our consolidated financial statements for fiscal 2011. The following is a summary of the more significant judgments and estimates included in our critical accounting policies used in the preparation of our consolidated financial statements. Where appropriate, we discuss sensitivity to change based on other outcomes reasonably likely to occur.

Revenue Recognition

We provide a portfolio of services to our sellers and buyers that facilitate the sale and delivery of a vehicle from seller to buyer. These services include the ability to use our Internet sales technology and vehicle delivery, loading, title processing, preparation and storage. We evaluate multiple-element arrangements relative to our member and seller agreements.

The services we provide to the seller of a vehicle involve disposing of a vehicle on the seller's behalf and, under most of our current North American contracts, collecting the proceeds from the member. Upon adoption of the new accounting standard for evaluating multiple-element arrangements, pre-sale services, including towing, title processing, preparation and storage sale fees and other enhancement service fees meet the criteria for separate units of accounting. The revenue associated with each service is recognized upon completion of the respective service, net of applicable rebates or allowances. For certain sellers who are charged a proportionate fee based on high bid of the vehicle, the revenue associated with the pre-sale services are recognized upon completion of the sale when the total arrangement is fixed and determinable. The selling price of each service is determined based on management's best estimate and allotted based on the relative selling price method.

Vehicle sales, where we purchase and remarket vehicles on our own behalf, are recognized on the sale date, which is typically the point of high bid acceptance. Upon high bid acceptance, a legal binding contract is formed with the member, and we record the gross sales price as revenue.

We also provide a number of services to the buyer of the vehicle, charging a separate fee for each service. Each of these services has been assessed to determine whether we have met the requirements to separate them into units of accounting within a multiple-element arrangement. We have concluded that the sale and the post-sale services are separate units of accounting.

The fees for sale services are recognized upon completion of the sale, and the fees for the post-sale services are recognized upon successful completion of those services using the relative selling price method.

We also charge members an annual registration fee for the right to participate in our vehicle sales program, which is recognized ratably over the term of the arrangement, and relist and late-payment fees, which are recognized upon receipt of payment by the member. No provision for returns has been established, as all sales are final with no right of return, although we provide for bad debt expense in the case of non-performance by our members or sellers.

In October 2009, the Financial Accounting Standards Board (FASB) amended the accounting standards for multiple deliverable revenue arrangements to:

(i) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the arrangement consideration should be allocated;

(ii) require an entity to allocate consideration in an arrangement using its best estimate of selling prices (BSP) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (VSOE) or third-party evidence of selling price (TPE); and

(iii) eliminate the use of the residual method and require an entity to allocate arrangement consideration using the relative selling price method.

On August 1, 2010, we prospectively adopted ASU 2009-13. Consequently, we recognize in the period earned certain revenues, primarily towing fees, titling fees and other enhancement service fees, which were previously deferred until the period the car associated with those revenues was sold. As a result of this adoption, for the twelve months ended July 31, 2011, we accelerated recognition of $14.4 million in service revenue and $13.5 million in related yard operation expenses.

We allocate arrangement consideration based on the relative estimated selling prices of the separate units of accounting contained within an arrangement containing multiple deliverables. Estimated selling prices are determined using management's best estimate. Significant inputs in our estimates of the selling price of separate units of accounting include market and pricing trends, pricing customization and practices, and profit objectives for the services. Prior to the adoption of ASU 2009-13, we used the residual method to allocate the arrangement consideration when the fair value of delivered items had not been established and deferred all arrangement consideration when fair value was not available for undelivered items.

Capitalized Software Costs

We capitalize system development costs and website development costs related to our enterprise computing services during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight line basis over its estimated useful life, generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Total capitalized software as of July 31, 2011, 2010 and 2009 was $46.8 million, $22.9 million, and $10.0 million, respectively. Accumulated amortization expense related to software for July 31, 2011, 2010 and 2009 totaled $10.2 million, $9.3 million, and $9.1, respectively.

Vehicle Pooling Costs

We defer in vehicle pooling costs certain yard operation expenses associated with vehicles consigned to and received by us, but not sold as of the balance sheet date. We quantify the deferred costs using a calculation that includes the number of vehicles at our facilities at the beginning and end of the period, the number of vehicles sold during the period and an allocation of certain yard operation expenses of the period. The primary expenses allocated and deferred are certain facility costs, labor, and vehicle processing. If our allocation factors change, then yard operation expenses could increase or decrease correspondingly in the future. These costs are expensed as vehicles are sold in the subsequent periods on an average cost basis. Given the fixed cost nature of our business there is not a direct correlation in an increase in expenses or units processed on vehicle pooling costs.

We apply the provisions of the guidance for subsequent measurement of inventory to our vehicle pooling costs. The provision requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current period charges regardless of whether they meet the criteria of "so abnormal" as provided in the guidance. In addition, the guidance requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of production facilities.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts in order to provide for estimated losses resulting from disputed amounts billed to sellers or members and the inability of our sellers or members to make required payments. If billing disputes exceed expectations and/or if the financial condition of our sellers or members were to deteriorate, additional allowances may be required. The allowance is calculated by taking both seller and buyer accounts receivables written off during the previous 12 month period as a percentage of the total accounts receivable balance, i.e. total write-offs/total accounts receivable (write-off percentage). We note that a one percentage point deviation in the write-off percentage would have resulted in an increase or decrease to the allowance for doubtful accounts balance of less than $1.1 million.

Valuation of Goodwill

We evaluate the impairment of goodwill of our North America and UK operating segments annually (or on an interim basis if certain indicators are present) by comparing the fair value of the operating segment to its carrying value. Future adverse changes in market conditions or poor operating results of the operating segments could result in an inability to recover the carrying value of the investment, thereby requiring impairment charges in the future.

Income Taxes and Deferred Tax Assets

We account for income tax exposures as required under ASC 740, *Income Taxes*. We are subject to income taxes in the US, Canada and UK. In arriving at a provision of income taxes, we first calculate taxes payable in accordance with the prevailing tax laws in the jurisdictions in which we operate; we then analyze the timing differences between the financial reporting and tax basis of our assets and liabilities, such as various accruals, depreciation and amortization. The tax effects of the timing difference are presented as deferred tax assets and liabilities in the consolidated balance sheet. We assess the probability that the deferred tax assets will be realized based on our ability to generate future taxable income. In the event that it is more likely than not the full benefit would not be realized from the deferred tax assets we carry on our consolidated balance sheet, we record a valuation allowance to reduce the carrying value of the deferred tax assets to the amount expected to be realized. As of July 31, 2011, we had $0.9 million of valuation allowance arising from the net operating losses in states where we had discontinued certain operations in prior years and the potential losses if certain capital assets are sold in the UK. To the extent we establish a valuation allowance or change the amount of valuation allowance in a period, we reflect the change with a corresponding increase or decrease in our income tax provision in the consolidated statements of income.

Historically, our income taxes have been sufficiently provided to cover our actual income tax liabilities among the jurisdictions in which we operate. Nonetheless, our future effective tax rate could still be adversely affected by several factors, including (i) the geographical allocation of our future earnings, (ii) the change in tax laws or our interpretation of tax laws, (iii) the changes in governing regulations and accounting principles, (iv) the changes in the valuation of our deferred tax assets and liabilities and (v) the outcome of the income tax examinations. As a result, we routinely assess the possibilities of material changes resulting from the aforementioned factors to determine the adequacy of our income tax provision.

Based on our results for the twelve months ended July 31, 2011, a one percentage point change in our provision for income taxes as a percentage of income before taxes would have resulted in an increase or decrease in the provision of $2.6 million.

We apply the provision of ASC 740, which contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest settlement of any particular position, could require the use of cash. In addition, we are subject to the continuous examination of our income tax returns by various taxing authorities, including the Internal Revenue Service and US states. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Long-lived Asset Valuation, Including Intangible Assets

We evaluate long-lived assets, including property and equipment and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the use of the asset. If the estimated undiscounted cash flows change in the future, we may be required to reduce the carrying amount of an asset.

Share-Based Compensation

We account for our share-based payment awards to employees and non-employees using the fair value method. Compensation cost related to share-based payment transactions, measured based on the fair value of the equity or liability instruments issued, be recognized in the consolidated financial statements. Determining the fair value of options using the Black-Scholes Merton option pricing model, or other currently accepted option valuation models, requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated fair value on the measurement date. If actual results are not consistent with our assumptions and judgments used in estimating the key assumptions, we may be required to record additional compensation or income tax expense, which could have a material impact on our consolidated financial position and results of operations.

Retained Insurance Liabilities

We are partially self-insured for certain losses related to medical, general liability, workers' compensation and auto liability. Our insurance policies are subject to a $250,000 deductible per claim, with the exception of our medical policy which is $225,000 per claim. In addition, each of our policies contains an aggregate stop loss which limits our ultimate exposure. Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates. The primary estimates used in the actuarial analysis include total payroll and revenue. Our estimates have not materially fluctuated from actual results. While we believe these estimates are reasonable based on the information currently available, if actual trends, including the severity of claims and medical cost inflation, differ from our estimates, our consolidated financial position, results of operations or cash flows could be impacted. The process of determining our insurance reserves requires estimates with various assumptions, each of which can positively or negatively impact those balances. The total amount reserved for all policies is $5.5 million as of July 31, 2011. If the total number of participants in the medical plan changed by 10% we estimate that our medical expense would change by $0.9 million and our medical accrual would change by $350,000. If our total payroll changed by 10% we estimate that our workers' compensation expense would change by $50,000 and our accrual for workers' compensation expenses would change by $50,000. A 10% change in revenue would change our insurance premium for the general liability and umbrella policy by less than $25,000.

Segment Reporting

Our North American and UK regions are considered two separate operating segments, which have been aggregated into one reportable segment because they share similar economic characteristics.

Recently Issued Accounting Standards

For a description of the new accounting standards that affect us, refer to Note 1 to the consolidated financial statements included in this Annual Report on Form 10-K.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our principal exposures to financial market risk are interest rate risk, foreign currency risk and translation risk.

Interest Income Risk

The primary objective of our investment activities is to preserve principal while secondarily maximizing yields without significantly increasing risk. To achieve this objective in the current uncertain global financial markets, as of July 31, 2011, all of our total cash and cash equivalents were held in bank deposits, US Treasury Bills, and money market funds. As the interest rates on a material portion of our cash and cash equivalents are variable, a change in interest rates earned on our investment portfolio would impact interest income along with cash flows, but would not materially impact the fair market value of the related underlying instruments. As of July 31, 2011, we held no direct investments in auction rate securities, collateralized debt obligations, structured investment vehicles or mortgaged-backed securities. Based on the average cash balance held during the twelve months ended July 31, 2011, a 10% change in our interest yield would not materially affect our operating results. We do not hedge interest rate fluctuation risks.

Interest Expense Risk

Our total borrowings under the Credit Facility were $375.1 million as of July 31, 2011. Amounts borrowed under the Credit Facility bear interest, subject to certain restrictions, at a fluctuating rate based on (i) the Eurocurrency Rate, (ii) the Federal Funds Rate or (iii) the Prime Rate as described in the Credit Facility. A default interest rate applies on all obligations during an event of default under the Credit Facility, at a rate per annum equal to 2.0% above the otherwise applicable interest rate. At July 31, 2011, the interest rate was the Eurocurrency Rate plus 1.50%.

Changes in the overall level of interest rates affect the interest expense that we recognize in our consolidated statements of income. An interest rate risk sensitivity analysis is used to measure interest rate risk by computing estimated changes in cash flows as a result of assumed changes in market interest rates. As of July 31, 2011, if the Eurocurrency Rate increased by 100 basis points, the change would have increased our interest expense by $2.1 million for the year ended July 31, 2011. As of July 31, 2011, we have not entered into any interest rate swaps of forward interest rate contracts to mitigate the risk.

Foreign Currency and Translation Exposure

Fluctuations in the foreign currencies create volatility in our reported results of operations because we are required to consolidate the results of operations of our foreign currency denominated subsidiaries. International net revenues result from transactions by our Canadian and UK operations and are typically denominated in the local currency of each country. These operations also incur a majority of their expenses in the local currency, the Canadian dollar and the British pound. Our international operations are subject to risks associated with foreign exchange rate volatility. Accordingly, our future results could be materially adversely impacted by changes in these or other factors. A hypothetical uniform 10% strengthening or weakening in the value of the US dollar relative to the Canadian dollar and British pound in which our revenues and profits are denominated would result in a decrease/increase to revenue of $19.1 million for the twelve months ended July 31, 2011. There are inherent limitations in the sensitivity analysis presented, due primarily to the assumption that foreign exchange rate movements are linear and instantaneous. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect income.

Fluctuations in the foreign currencies create volatility in our reported consolidated financial position because we are required to remeasure substantially all assets and liabilities held by our foreign subsidiaries at the current exchange rate at the close of the accounting period. At July 31, 2011, the cumulative effect of foreign exchange rate fluctuations on our consolidated financial position was a net translation loss of $23.2 million. This loss is recognized as an adjustment to stockholders' equity through accumulated other comprehensive income. A 10% strengthening or weakening in the value of the US dollar relative to the Canadian dollar or the British pound will not have a material effect on our consolidated financial position.

We do not hedge our exposure to translation risks arising from fluctuations in foreign currency exchange rates.

Item 8. *Financial Statements and Supplementary Data*

The response to this item is submitted as a separate section of this Annual Report on Form 10-K in Item 15. See Part IV, Item 15(a) for an index to the consolidated financial statements and supplementary financial information.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, or "Disclosure Controls," as of the end of the period covered by this Annual Report on Form 10-K. This evaluation, or "Controls Evaluation," was performed under the supervision and with the participation of management, including our Chief Executive Officer and Director (our CEO) and our Senior Vice President and Chief Financial Officer (our CFO). Disclosure Controls are controls and procedures designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the US Securities and Exchange Commission's rules and forms. Disclosure Controls include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Our Disclosure Controls include some, but not all, components of our internal control over financial reporting.

Based upon the Controls Evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our Disclosure Controls were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining internal control over financial reporting (as such item is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Management assessed our internal control over financial reporting as of July 31, 2011, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. This assessment is supported by testing and monitoring performed by our Finance department.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

Our independent registered public accounting firm, Ernst & Young LLP, independently assessed the effectiveness of our internal control over financial reporting as of July 31, 2011. Ernst & Young LLP has issued an attestation report which appears on the following page of this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Copart, Inc.

We have audited Copart, Inc.'s internal control over financial reporting as of July 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Copart, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Copart, Inc. maintained, in all material respects, effective internal control over financial reporting as of July 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Copart, Inc. as of July 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended July 31, 2011 of Copart, Inc. and our report dated September 27, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
September 27, 2011

Limitations on the Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Copart have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act), during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K because we intend to file a definitive proxy statement for our 2011 Annual Meeting of Shareholders (the Proxy Statement) not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and certain information to be included therein is incorporated herein by reference.

Item 10. *Directors, Executive Officers of the Registrant and Corporate Governance*

Information required by this item concerning our Board of Directors, the members of our Audit Committee, our Audit Committee Financial Expert, and compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the sections entitled "Proposal Number One Election of Directors," "Corporate Governance and Board of Directors" and "Related Person Transactions and Section 16(a) Beneficial Ownership Compliance" in our Proxy Statement.

Information required by this item concerning our Executive Officers is incorporated by reference to the section entitled "Executive Officers" in our Proxy Statement.

Information required by this item with respect to material changes to the procedures by which our shareholders may recommend nominees to our Board of Directors is incorporated herein by reference from the information provided under the heading "Corporate Governance and Board of Directors," subheading "Director Nomination Process," of our Proxy Statement.

Code of Ethics

We have adopted the Copart, Inc. Code of Ethics for Principal Executive and Senior Financial Officers (Code of Ethics). The Code of Ethics applies to our principal executive officer, our principal financial officer, our principal accounting officer or controller, and persons performing similar functions and responsibilities who shall be identified by our Audit Committee from time to time.

The Code of Ethics is available at our website, located at *http://www.copart.com*. It may be found at our website as follows:

1. From our main web page, click on "Company Info."
2. Next, click on "Investor Relations."
3. Finally, click on "Code of Ethics for Principal Executive and Senior Financial Officers."

We intend to satisfy disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics by posting such information on our website, at the address and location specified above, or as otherwise required by the Nasdaq Global Market.

Item 11. *Executive Compensation*

The information required by this item is incorporated herein by reference from the Proxy Statement under the heading "Executive Compensation," "Compensation of Non-Employee Directors," and "Corporate Governance and Board of Directors."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this item is incorporated herein by reference from the Proxy Statement under the headings "Security Ownership" and "Execution Compensation," subheading "Equity Compensation Plan Information."

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is incorporated herein by reference from the Proxy Statement under the heading "Related Person Transactions and Section 16(a) Beneficial Ownership Compliance," "Corporate Governance and Board of Directors," and "Proposal Number One Election of Directors."

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is incorporated herein by reference from the section captioned "Proposal Five — Ratification of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

The following documents are filed as part of this Form 10-K:

2. ***Financial Statement Schedules:*** All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

3. ***Exhibits:*** **The following Exhibits are filed as part of, or incorporated by reference into this report.**

Exhibit Number	Description	Incorporated by reference herein	
		Form	Date
3.1	Amended and restated Articles of Incorporation	Annual Report on Form 10-K, (File No. 000-23254), Exhibit No. 3.1	October 26, 2000
3.1b	Certificate of Amendment of Articles of Incorporation	Annual Report on Form 10-K (File No. 000-23254), Exhibit No. 3.1b	October 26, 2000
3.1c	Certificate of Amendment of Articles of Incorporation from 2002	—	Filed herewith
3.2	Amended and Restated Bylaws of Registrant	Annual Report on Form 10-K, Exhibit No. 3.2	October 21, 1995
3.2b	Certificate of Amendment of Bylaws	Quarterly Report on Form 10-Q (File No. 000-23255), Exhibit No. 3.4	December 15, 2003
3.2c	Certificate of Amendment of Bylaws	Annual Report on Form 10-K (File No. 000-23255), Exhibit No. 3.2b	October 14, 2004
3.2d	Amendment to Section 3.2 to the Bylaws of Copart, Inc. effective as of January 13, 2009	Current Report on Form 8-K (File No. 000-23255), Exhibit No. 3.1	December 5, 2008

Exhibit Number	Description	Incorporated by reference herein	
		Form	Date
3.3	Certificate of Determination of Rights, Preferences and Privileges of Series A Participating Preferred Stock of Copart, Inc.	8/A-12/G (File No. 000-23255), Exhibit No. 3.3	March 11, 2003
4.1	Preferred Stock Rights Agreement, dated as of March 6, 2003, between Copart and Equiserve Trust Company N.A., including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively	8/A-12/G (File No. 000-23255), Exhibit No. 4.1	March 11, 2003
4.2	Amendment to Preferred Stock Rights Agreement, as of March 14, 2006, between Copart and Computershare Trust Company, N.A. (formerly Equiserve Trust Company, N.A.)	8/A-12G/A (File No. 000-23255), Exhibit 4.2	March 15, 2006
10.1*	Copart Inc. 1992 Stock Option Plan, as amended, and form of stock option agreement	Registration Statement on Form S-8 (File No. 333-93887), Exhibit No. 10.1	December 30, 1999
10.2*	1994 Employee Stock Purchase Plan (as amended December 8, 2003) with form of subscription agreement	Registration Statement on Form S-8 (File No. 333-112597), Exhibit No. 4.1	February 6, 2004
10.3*	1994 Director Option Plan with form of subscription agreement	Registration Statement on Form S-1 (File No. 333-74250)	January 19, 1994
10.4*	Copart Inc. 2001 Stock Option Plan	Registration Statement on Form S-8 (File No. 333-90612), Exhibit No. 4.1	June 17, 2002
10.5*	Form of Indemnification Agreement signed by executive officers and directors	Annual Report on Form 10-K (File No. 000-23254), Exhibit No. 10.5	October 29, 2002
10.8*	Copart Inc. 2007 Equity Incentive Plan (2007 EIP)	Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.1	December 12, 2007
10.9*	Form of Performance Share Award Agreement for use with 2007 EIP	Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.2	December 12, 2007
10.10*	Form of Restricted Stock Unit Award Agreement for use with 2007 EIP	Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.3	December 12, 2007

Exhibit Number	Description	Incorporated by reference herein	
		Form	Date
10.11*	Form of Stock Option Award Agreement for use with 2007 EIP	Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.5	December 12, 2007
10.12*	Form of Restricted Stock Award Agreement for use with 2007 EIP	Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.4	December 12, 2007
10.13	Credit Agreement dated as of December 14, 2010 by and between Copart Inc. and Bank of America, N.A.	Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.1	December 15, 2010
10.14*	Copart, Inc. Executive Bonus Plan	Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.13	August 3, 2006
10.15*	Amended and Restated Executive Officer Employment Agreement between the Company and William E. Franklin, dated September 25, 2008	Quarterly Report on Form 10-Q (File No. 000-23255), Exhibit No. 10.1	December 10, 2008
10.16*	Form of Copart, Inc. Stand-Alone Stock Option Award Agreement for grant of options to purchase 2,000,000 shares of the Company's common stock to each of Willis J. Johnson and A. Jayson Adair	Registration Statement on Form S-8 (File No. 333-159946), Exhibit No. 4.1	June 12, 2009
10.17*	Amendment dated June 9, 2010 to Option Agreements dated June 6, 2001, October 21, 2002 and August 19, 2003 between the Company and Willis J. Johnson	Annual Report on Form 10-K (File No. 000-23255), Exhibit No. 10-17	September 23, 2010
10.18	Executive Officer Employment Agreement between the Company and Thomas Wylie, dated September 25, 2008	Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.2	December 15, 2010
10.19	Executive Officer Employment Agreement between the Company and Greg A. Tucker, dated October 29, 2008	Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.3	December 15, 2010
10.20	Executive Officer Employment Agreement between the Company and Vincent Phillips, dated April 12, 2010	Current Report on Form 8-K (File No. 000-23255), Exhibit No. 10.4	December 15, 2010
10.21	Standard Industrial/Commercial single tenant lease-net dated January 3, 2011 between Partnership HealthPlan of California and the Registrant	—	Filed herewith
14.01	Code of Ethics for Principal Executive and Senior Financial Officers	Annual Report on Form 10-K (File No. 000-23254), Exhibit No. 14-01	October 17, 2003
21.1	List of subsidiaries of Registrant	—	Filed herewith

Exhibit Number	Description	Incorporated by reference herein	
		Form	Date
23.1	Consent of Independent Registered Public Accounting Firm	—	Filed herewith
24.1	Power of Attorney (included on signature page)	—	Filed herewith
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	Filed herewith
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	Filed herewith
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	Filed herewith
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	Filed herewith

* Management contract, plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant

COPART, INC.

By: /s/ A. JAYSON ADAIR

A. Jayson Adair

Chief Executive Officer

September 27, 2011

COPART, INC.

By: /s/ WILLIAM E. FRANKLIN

William E. Franklin

Chief Financial Officer

September 27, 2011

POWER OF ATTORNEY

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints A. Jayson Adair and William E. Franklin, and each of them, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity in Which Signed	Date
/s/ A. JAYSON ADAIR A. Jayson Adair	Chief Executive Officer (Principal Executive Officer and Director)	September 27, 2011
/s/ WILLIAM E. FRANKLIN William E. Franklin	Senior Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	September 27, 2011
/s/ WILLIS J. JOHNSON Willis J. Johnson	Chairman of the Board	September 27, 2011
/s/ JAMES E. MEEKS James E. Meeks	Director	September 27, 2011
/s/ STEVEN D. COHAN Steven D. Cohan	Director	September 27, 2011
Daniel Englander	Director	September 27, 2011
/s/ THOMAS W. SMITH Thomas W. Smith	Director	September 27, 2011
/s/ MATT BLUNT Matt Blunt	Director	September 27, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Copart, Inc.

We have audited the accompanying consolidated balance sheets of Copart, Inc. as of July 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended July 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copart, Inc. at July 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective August 1, 2010, the Company adopted on a prospective basis Auditing Standards Update 2009 -13, *Revenue Arrangements with Multiple Deliverables.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Copart, Inc.'s internal control over financial reporting as of July 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 27, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
September 27, 2011

COPART, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	July 31, 2011	July 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 74,009	$ 268,188
Accounts receivable, net	122,859	109,061
Vehicle pooling costs	17,026	29,890
Inventories	8,016	4,976
Income taxes receivable	5,145	10,958
Prepaid expenses and other assets	14,813	14,342
Total current assets	241,868	437,415
Property and equipment, net	600,388	573,514
Intangibles, net	12,748	13,016
Goodwill	198,620	175,870
Deferred income taxes	9,425	10,213
Other assets	21,387	18,784
Total assets	$1,084,436	$1,228,812
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 101,708	$ 93,740
Deferred revenue	5,636	10,642
Income taxes payable	3,543	1,314
Deferred income taxes	440	1,154
Current portion of long-term debt and capital lease obligations	50,370	374
Other current liabilities	4,929	—
Total current liabilities	166,626	107,224
Deferred income taxes	10,057	9,748
Income taxes payable	24,773	23,369
Long-term debt and capital lease obligations	325,386	601
Other liabilities	2,422	636
Total liabilities	529,264	141,578
Commitments and contingencies		
Shareholders' equity:		
Common stock, no par value — 180,000,000 shares authorized; 66,005,517 and 84,363,063 shares issued and outstanding at July 31, 2011 and 2010, respectively	313,940	365,507
Accumulated other comprehensive loss	(23,225)	(32,741)
Retained earnings	264,457	754,468
Total shareholders' equity	555,172	1,087,234
Total liabilities and shareholders' equity	$1,084,436	$1,228,812

See accompanying notes to consolidated financial statements.

COPART, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Years Ended July 31,		
	2011	2010	2009
Service revenues and vehicle sales:			
Service revenues	$723,610	$642,134	$615,352
Vehicle sales	148,636	130,745	127,730
Total service revenues and vehicle sales	872,246	772,879	743,082
Operating costs and expenses:			
Yard operations	374,149	320,212	324,793
Cost of vehicle sales	125,202	104,673	106,029
General and administrative	107,605	108,924	86,935
Total operating costs and expenses	606,956	533,809	517,757
Operating income	265,290	239,070	225,325
Other income (expense):			
Interest expense	(4,078)	(216)	(274)
Interest income	493	205	1,692
Other income, net	2,172	436	989
Total other income (expense)	(1,413)	425	2,407
Income from continuing operations before income taxes	263,877	239,495	227,732
Income taxes	97,502	87,868	88,186
Income from continuing operations	166,375	151,627	139,546
Discontinued operations:			
Income from discontinued operations, net of income tax effects	—	—	1,557
Net income	$166,375	$151,627	$141,103
Earnings per share — basic			
Income from continuing operations	$ 2.20	$ 1.80	$ 1.67
Income from discontinued operations	—	—	0.02
Basic net income per share	$ 2.20	$ 1.80	$ 1.69
Weighted average common shares outstanding	75,649	84,165	83,537
Earnings per share — diluted			
Income from continuing operations	$ 2.17	$ 1.78	$ 1.64
Income from discontinued operations	—	—	0.02
Diluted net income per share	$ 2.17	$ 1.78	$ 1.66
Diluted weighted average common shares outstanding	76,676	85,027	84,930

See accompanying notes to consolidated financial statements.

COPART, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands, except share amounts)

	Common Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Shareholders' Equity
	Outstanding Shares	Amount			
Balances at July 31, 2008	83,274,995	$316,673	$ 833	$ 481,490	$ 798,996
Net income	—	—	—	141,103	141,103
Currency translation adjustment	—	—	(27,915)	—	(27,915)
Comprehensive income					113,188
Exercise of stock options, net of repurchased shares	580,985	1,842	—	(8,492)	(6,650)
Employee share-based compensation and related tax benefit	—	13,983	—	—	13,983
Shares issued for Employee Stock Purchase Plan	82,834	1,942	—	—	1,942
Balances at July 31, 2009	83,938,814	334,440	(27,082)	614,101	921,459
Net income	—	—	—	151,627	151,627
Currency translation adjustment	—	—	(5,659)	—	(5,659)
Comprehensive income					145,968
Exercise of stock options, net of repurchased shares	477,465	5,351	—	(7,315)	(1,964)
Employee share-based compensation and related tax benefit	—	24,184	—	—	24,184
Shares issued for Employee Stock Purchase Plan	68,035	2,044	—	—	2,044
Shares repurchased	(121,251)	(512)	—	(3,945)	(4,457)
Balances at July 31, 2010	84,363,063	365,507	(32,741)	754,468	1,087,234
Net income	—	—	—	166,375	166,375
Currency translation adjustment	—	—	9,516	—	9,516
Comprehensive income					175,891
Exercise of stock options, net of repurchased shares	433,263	6,486	—	(3,639)	2,847
Employee share-based compensation and related tax benefit	—	22,645	—	—	22,645
Shares issued for Employee Stock Purchase Plan	63,596	1,957	—	—	1,957
Shares repurchased	(18,854,405)	(82,655)	—	(652,747)	(735,402)
Balances at July 31, 2011	66,005,517	$313,940	$(23,225)	$ 264,457	$ 555,172

See accompanying notes to consolidated financial statements.

COPART, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended July 31,		
	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 166,375	$151,627	$141,103
Adjustments to reconcile net income to net cash provided by operating activities:			
Income from discontinued operations	—	—	(2,440)
Depreciation and amortization	45,694	43,242	41,354
Allowance for doubtful accounts	270	442	(174)
Other long-term liabilities	(428)	(440)	(1,171)
Share-based compensation	19,007	17,955	9,413
Excess benefit from share-based compensation	(3,547)	(5,643)	(4,570)
Loss on sale of property and equipment	1,882	659	647
Deferred income taxes	(2,099)	(4,512)	(2,393)
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(12,865)	2,436	982
Vehicle pooling costs	13,201	(1,210)	1,361
Inventories	(2,666)	(256)	(54)
Prepaid expenses and other current assets	4,785	(8,896)	1,376
Other assets	739	311	(6,386)
Accounts payable and accrued liabilities	5,614	8,098	(2,479)
Deferred revenue	(5,015)	(2,527)	(1,324)
Income taxes receivable	9,456	861	18,021
Income taxes payable	2,529	(2,740)	10,073
Net cash provided by operating activities	242,932	199,407	203,339
Cash flows from investing activities:			
Principal payments from (issuance of) notes receivable	—	(1,300)	12,000
Purchases of property and equipment	(70,170)	(75,840)	(78,912)
Proceeds from sale of property and equipment	20,602	2,477	7,008
Purchase of assets and liabilities in connection with acquisitions, net of cash acquired	(34,912)	(21,362)	—
Net cash used in investing activities	(84,480)	(96,025)	(59,904)
Cash flows from financing activities:			
Proceeds from the exercise of stock options	7,082	6,285	3,119
Proceeds from the issuance of Employee Stock Purchase Plan shares	1,957	2,044	1,942
Repurchases of common stock	(739,638)	(12,706)	(9,769)
Excess tax benefit from share-based payment compensation	3,547	5,643	4,570
Proceeds from issuance of long-term debt	400,000	—	—
Principal payments on long-term debt	(25,000)	—	—
Debt offering costs	(2,023)	—	—
Change in book overdraft	—	—	(17,502)
Net cash provided by (used in) financing activities	(354,075)	1,266	(17,640)
Effect of foreign currency translation	1,444	849	(2,058)
Net increase (decrease) in cash and cash equivalents	(194,179)	105,497	123,737
Cash and cash equivalents at beginning of period	268,188	162,691	38,954
Cash and cash equivalents at end of period	$ 74,009	$268,188	$162,691
Supplemental disclosure of cash flow information:			
Interest paid	$ 3,894	$ 216	$ 353
Cash paid for income taxes	$ 85,145	$ 93,989	$ 71,908

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Basis of Presentation and Description of Business

Copart, Inc. was incorporated under the laws of the State of California in 1982. The consolidated financial statements of Copart, Inc. (the Company) include the accounts of the parent company and its wholly owned subsidiaries, including its foreign wholly owned subsidiaries Copart Canada, Inc. (Copart Canada) and Copart Europe Limited (Copart Europe). Significant intercompany transactions and balances have been eliminated in consolidation. Copart Canada was incorporated in January 2003 and Copart Europe was incorporated in June 2007.

The Company provides vehicle sellers with a full range of services to process and sell vehicles over the Internet through the Company's Virtual Bidding Second Generation (VB^2) Internet auction-style sales technology. Sellers are primarily insurance companies but also include banks and financial institutions, charities, car dealerships, fleet operators, and vehicle rental companies. The Company sells principally to licensed vehicle dismantlers, rebuilders, repair licensees, used vehicle dealers and exporters; however at certain locations, the Company sells directly to the general public. The majority of vehicles sold on behalf of insurance companies are either damaged vehicles deemed a total loss or not economically repairable by the insurance companies or are recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made. The Company offers vehicle sellers a full range of services that expedite each stage of the vehicle sales process, minimize administrative and processing costs and maximize the ultimate sales price. In the United States and Canada, or North America, the Company sells vehicles primarily as an agent and derives revenue primarily from fees paid by vehicle sellers and vehicle buyers as well as related fees for services such as towing and storage. In the United Kingdom, or UK, the Company operates both on a principal basis, purchasing the salvage vehicle outright from the insurance company and reselling the vehicle for its own account, and as an agent.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, vehicle pooling costs, self-insured reserves, allowance for doubtful accounts, income taxes, revenue recognition, share-based compensation, purchase price allocations, long-lived asset and goodwill impairment calculations and contingencies. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency of the Company is the US dollar. The Canadian dollar and the British pound are the functional currencies of the Company's foreign subsidiaries, Copart Canada and Copart Europe, respectively, as they are the primary currencies within the economic environment in which each subsidiary operates. The original equity investment in the respective subsidiaries is translated at historical rates. Assets and liabilities of the respective subsidiary's operations are translated into US dollars at period-end exchange rates, and revenues and expenses are translated into US dollars at average exchange rates in effect during each reporting period. Adjustments resulting from the translation of each subsidiary's financial statements are reported in other comprehensive income.

Fair Value of Financial Instruments

The amounts recorded for financial instruments in the Company's consolidated financial statements, which include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values as of July 31, 2011 and 2010 due to the short-term nature of those instruments.

The carrying value of the Company's long term debt approximates its fair value at July 31, 2011, due to the variable rate nature of the debt.

Revenue Recognition

The Company provides a portfolio of services to its sellers and buyers that facilitate the sale and delivery of a vehicle from seller to buyer. These vehicle services include the ability to use its Internet sales technology and vehicle delivery, loading, title processing, preparation and storage. The Company evaluates multiple element arrangements relative to the Company's member and seller agreements.

The services provided to the seller of a vehicle involve disposing of a vehicle on the seller's behalf and, under most of the Company's current North American contracts, collecting the proceeds from the member. Upon adoption of the new accounting standard for evaluating multiple-element arrangements in fiscal 2011 as described below, pre-sale services, including towing, title processing, preparation and storage, sale fees and other enhancement services meet the criteria for separate units of accounting. The revenue associated with each service is recognized upon completion of the respective service, net of applicable rebates or allowances. For certain sellers who are charged a proportionate fee based on high bid of the vehicle, the revenue associated with the pre-sale services is recognized upon completion of the sale when the total arrangement is fixed and determinable. The estimated selling price of each service is determined based on management's best estimate and allotted based on the relative selling price method.

For certain sellers who are charged a proportionate fee based on the selling price of the vehicle, the revenue associated with these pre-sale services is recognized upon completion of the sale when the total arrangement fee is considered fixed and determinable.

Vehicle sales, where vehicles are purchased and remarketed on the Company's own behalf, are recognized on the sale date, which is typically the point of high bid acceptance. Upon high bid acceptance, a legal binding contract is formed with the member, and the gross sales price is recorded as revenue.

The Company also provides a number of services to the buyer of the vehicle, charging a separate fee for each service. Each of these services has been assessed to determine whether the requirements have been met to separate them into units of accounting within a multiple-element arrangement. The Company has concluded that the sale and the post-sale services are separate units of accounting. The fees for sale services are recognized upon completion of the sale, and the fees for the post-sale services are recognized upon successful completion of those services using the relative selling price method.

The Company also charges members an annual registration fee for the right to participate in its vehicle sales program, which is recognized ratably over the term of the arrangement, and relist and late-payment fees, which are recognized upon receipt of payment by the member. No provision for returns has been established, as all sales are final with no right of return, although the Company provides for bad debt expense in the case of non-performance by its members or sellers.

In October 2009, the Financial Accounting Standards Board (FASB) amended the accounting standards for multiple deliverable revenue arrangements to:

(i) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the arrangement consideration should be allocated;

(ii) require an entity to allocate consideration in an arrangement using its best estimate of selling prices (BSP) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (VSOE) or third-party evidence of selling price (TPE); and

(iii) eliminate the use of the residual method and require an entity to allocate arrangement consideration using the relative selling price method.

On August 1, 2010, the Company prospectively adopted Accounting Standard Update 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements* (ASU 2009-13). Consequently, the Company recognizes in the period earned certain revenues, primarily towing fees, titling fees and other enhancement service fees, which were previously deferred until the period the car associated with those revenues was sold. As a result of this adoption, for the year ended July 31, 2011, the Company accelerated recognition of $14.4 million in service revenue and $13.5 million in related yard operation expenses. The impact on net income and earnings per share was not material.

The Company allocates arrangement consideration based upon management's best estimate of the selling price of the separate units of accounting contained within an arrangement containing multiple deliverables. Estimated selling prices are determined using management's best estimate. Significant inputs in the Company's estimates of the selling price of separate units of accounting include market and pricing trends, pricing customization and practices, and profit objectives for the services. Prior to the adoption of ASU 2009-13, the Company used the residual method to allocate the arrangement consideration when the fair value of delivered items had not been established and deferred all arrangement consideration when fair value was not available for undelivered items.

Cost of Vehicle Sales

Cost of vehicle sales includes the purchase price of vehicles sold for the Company's own account.

Yard Operations

Yard operations consist primarily of operating personnel (which includes yard management, clerical and yard employees), rent, contract vehicle towing, insurance, fuel and equipment maintenance and repair. On August 1, 2010, the Company adopted ASU 2009-13. As a result of this adoption, for the twelve months ended July 31, 2011, the Company accelerated recognition of $13.5 million in yard operation expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of executive, accounting and data processing, sales personnel, professional services, system maintenance and enhancements and marketing expenses.

Advertising

All advertising costs are expensed as incurred and are included in general and administrative expenses on the consolidated statements of income. Advertising expenses were $8.8 million, $12.7 million and $2.6 million in fiscal 2011, 2010 and 2009, respectively.

Other Income (Expense)

Other income (expense) consists primarily of interest income, interest expense, gains and losses from the disposal of fixed assets and rental income.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with the provisions of ASC 740, *Income Taxes* (ASC 740), a two-step approach is applied to the recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained in an audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income.

Net Income Per Share

Basic net income per share amounts were computed by dividing consolidated net income by the weighted average number of common shares outstanding during the period. Diluted net income per share amounts were computed by dividing consolidated net income by the weighted average number of common shares outstanding plus dilutive potential common shares calculated for stock options outstanding during the period using the treasury stock method.

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments purchased with original maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents include cash held in checking and money market accounts. The Company periodically invests its excess cash in money market funds and US Treasury Bills. The Company's cash and cash equivalents are placed with high credit quality financial institutions. The Company generally classifies its investment portfolio not otherwise qualifying as cash and cash equivalents as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported as a component of shareholders' equity and comprehensive income. Unrealized losses are charged against income when a decline in the fair market value of an individual security is determined to be other than temporary. Realized gains and losses on investments are included in interest income.

In accordance with ASC 820, *Fair Value Measurements and Disclosures* (ASC 820), the Company considers fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market based measurement determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level III) unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures its investments, cash equivalents or marketable securities at fair value. Cash and cash equivalents are classified within Level I of the fair value hierarchy because they are valued using quoted market prices.

Inventory

Inventories of purchased vehicles are stated at the lower of cost or estimated realizable value. Cost includes the Company's cost of acquiring ownership of the vehicle. The cost of vehicles sold is charged to cost of vehicle sales as sold on a specific identification basis.

Vehicle Pooling Costs

The Company defers in vehicle pooling costs certain yard operation expenses associated with vehicles consigned to and received by the Company but not sold as of the end of the period. The Company quantifies the deferred costs using a calculation that includes the number of vehicles at its facilities at the beginning and end of the period, the number of vehicles sold during the period and an allocation of certain yard operation costs of the period. The primary expenses allocated and deferred are certain facility costs, labor, and vehicle processing. If the allocation factors change, then yard operation expenses could increase or decrease correspondingly in the future. These costs are expensed as vehicles are sold in the subsequent periods on an average cost basis.

Accounts Receivable

Accounts receivable, which consist primarily of advance charges due from insurance companies and the gross sales price of the vehicle due from members, are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts in order to provide for estimated losses resulting from disputed amounts billed to sellers or members and the inability of sellers or members to make required payments. If billing disputes exceed expectations and/or if the financial condition of sellers or members were to deteriorate, additional allowances may be required. The allowance is calculated by considering both seller and member accounts receivables written off during the previous 12 month period as a percentage of the total accounts receivable balance.

Concentration of Credit Risk

Financial instruments, which subject the Company to potential credit risk, consist of its cash and cash equivalents, short-term investments and accounts receivable. The Company adheres to its investment policy when placing investments. The investment policy has established guidelines to limit the Company's exposure to credit expense by placing investments with high credit quality financial institutions, diversifying its investment portfolio, limiting investments in any one issuer or pooled fund and placing investments with maturities that maintain safety and liquidity. The Company places its cash and cash equivalents with high credit quality financial institutions. Deposits with these financial institutions may exceed the amount of insurance provided; however, these deposits typically are redeemable upon demand and, therefore, the Company believes that the financial risks associated with these financial instruments are minimal.

The Company performs ongoing credit evaluations of its customers, and generally does not require collateral on its accounts receivable. The Company estimates its allowances for doubtful accounts based on historical collection trends, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due account balances are written off when the Company's internal collection efforts have been unsuccessful in collecting the amount due. The Company does not have off-balance sheet credit exposure related to its customers and to date, the Company has not experienced significant credit related losses.

No single customer accounted for more than 10% of our revenues in fiscal 2011, 2010 and 2009. At July 31, 2011 and 2010 no single customer accounted for more than 10% of the Company's accounts receivables.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives of the respective improvements, which is between 5 and 10 years. Significant improvements, which substantially extend the useful lives of assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of: 3 to 5 years for internally developed or purchased software; 3 to 7 years for transportation and other equipment; 3 to 10 years for office furniture and equipment; and 15 to 40 years or the lease term, whichever is shorter, for buildings and improvements. Amortization of equipment under capital leases is included in depreciation expense.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, including property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with ASC 360, *Property, Plant, and Equipment*, a long-lived asset is initially measured at the lower of its carrying amount or fair value. An impairment loss is recognized when the estimated undiscounted future cash flows expected to be generated from the use of the asset are less than the carrying amount of the asset. The impairment loss is then calculated by comparing the carrying amount with its fair value, which is usually estimated using discounted cash flows expected to be generated from the use of the asset.

Goodwill and Other Identifiable Intangible Assets

In accordance with ASC 350-30-35, *Intangibles—Goodwill and Other*, goodwill is not amortized but is tested for potential impairment, at a minimum on an annual basis, or when indications of potential impairment exist. The Company performed its annual impairment test for goodwill during the fourth quarter of its 2011 fiscal year utilizing a market value and discounted cash flow approach. The impairment test for identifiable intangible assets not subject to amortization is also performed annually or when impairment indicators exist, and consists of a comparison of the fair value of the intangible asset with its carrying amount. Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate other long-lived assets.

Retained Insurance Liabilities

The Company is partially self-insured for certain losses related to medical, general liability, workers' compensation and auto liability. The Company's insurance policies are subject to a $250,000 deductible per claim, with the exception of its medical policy which is $225,000 per claim. In addition, each of the Company's policies contains an aggregate stop loss which limits its ultimate exposure. The Company's liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates. The primary estimates used in the actuarial analysis include total payroll and revenue. The Company's estimates have not materially fluctuated from actual results. While the Company believes these estimates are reasonable based on the information currently available, if actual trends, including the severity of claims and medical cost inflation, differ from the Company's estimates, the Company's consolidated financial position, results of operations or cash flows could be impacted. The process of determining the Company's insurance reserves requires estimates with various assumptions, each of which can positively or negatively impact those balances. As of July 31, 2011 and 2010 the total amount reserved for related self-insured claims is $5.5 million and $4.8 million, respectively.

Share-Based Compensation

The Company accounts for our share-based awards to employees and non-employees using the fair value method as required by ASC 718, *Compensation—Stock Compensation* (ASC 718), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, consultants and directors based on estimated fair value. The Company adopted ASC 718 using the modified-prospective transition method. Under this transition method, share-based compensation cost recognized in the fiscal years ended July 31, 2011, 2010 and 2009 includes share-based compensation expense for all share-based payment awards granted prior to, but not yet vested as of August 1, 2005, based on the measurement date (generally the grant date) fair value estimated in accordance with the original provisions of

ASC 718, and share-based compensation expense for all share-based payment awards granted subsequent to August 1, 2005, based on the measurement date fair value estimated in accordance with the provisions of ASC 718. ASC 718 requires companies to estimate the fair value of share-based payment awards on the measurement date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized in expense over the requisite service periods. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the input assumptions can materially affect their fair value estimate, it is the Company's opinion that the existing models do not necessarily provide a reliable single measure of the fair value of the employee stock options.

The fair value of each option was estimated on the measurement date using the Black-Scholes Merton (BSM) option-pricing model utilizing the following assumptions:

	July 31, 2011	July 31, 2010	July 31, 2009
Expected life (in years)	5.3 – 6.8	5.2 – 7.1	5.2 – 7.1
Risk-free interest rate	1.7 – 2.9%	2.1 – 3.3%	1.4 – 3.1%
Estimated volatility	26 – 31%	28 – 36%	33 – 37%
Expected dividends	0%	0%	0%
Weighted-average fair value at measurement date	$ 13.40	$ 13.21	$ 13.09

Expected life—The Company's expected life represents the period that the Company's share-based payment awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the share-based payment awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its share-based payment awards.

Estimated volatility—The Company uses the trading history of its common stock in determining an estimated volatility factor when using the BSM option-pricing model to determine the fair value of options granted.

Expected dividend—The Company has not declared dividends. Therefore, the Company uses a zero value for the expected dividend value factor when using the BSM option-pricing model to determine the fair value of options granted.

Risk-free interest rate—The Company bases the risk-free interest rate used in the BSM option-pricing model on the implied yield currently available on US Treasury zero-coupon issues with the same or substantially equivalent expected life.

Estimated forfeitures—When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.

Net cash proceeds from the exercise of stock options were $7.1 million, $6.3 million and $3.1 million for the years ended July 31, 2011, 2010 and 2009 respectively. The Company realized an income tax benefit of $3.5 million, $5.6 million and $4.6 million from stock option exercises during the years ended July 31, 2011, 2010 and 2009 respectively. In accordance with ASC 718, the Company presents excess tax benefits from disqualifying dispositions of the exercise of incentive stock options, vested prior to August 1, 2005, if any, as financing cash flows rather than operating cash flows.

Comprehensive Income

Comprehensive income includes all changes in shareholders' equity during a period from non-shareholder sources. For the years ended July 31, 2011, 2010 and 2009 the only item in accumulated other comprehensive loss was the effect of foreign currency translation adjustments. Deferred taxes are not provided on cumulative translation adjustments where the Company expects earnings of a foreign subsidiary to be indefinitely reinvested.

Segment Reporting

The Company's North American and UK regions are considered two separate operating segments, which have been aggregated into one reportable segment because they share similar economic characteristics.

Recently Issued Accounting Standards

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* (ASU 2011-05). This standard eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. The new US GAAP requirements are effective for public entities as of the beginning of a fiscal year that begins after December 15, 2011 and interim and annual periods thereafter. Each component of net income and each component of other comprehensive income, together with totals for comprehensive income and its two parts — net income and other comprehensive income, will be disclosed. The adoption of ASU 2011-05 is not expected to have a material impact on the Company's consolidated results of operations or financial position.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards* (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. ASU 2011-04 is effective during interim and annual periods beginning after December 15, 2011 and should be applied prospectively. The adoption of ASU 2011-04 is not expected to have a material impact on the Company's consolidated results of operations or financial position.

In December 2010, the FASB issued ASU 2010-29, *Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations* (ASU 2010-29), to improve consistency in how the pro forma disclosures are calculated. Additionally, ASU 2010-29 enhances the disclosure requirements and requires description of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to a business combination. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 and should be applied prospectively to business combinations for which the acquisition date is after the effective date. The adoption of ASU 2010-29 did not have a material impact on the Company's consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, *Intangibles-Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts* (ASU 2010-28). ASU 2010-28 amends the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. ASU 2010-28 will be effective for fiscal years, and interim periods beginning after December 15, 2010. The adoption of ASU 2010-28 did not have a material impact on the Company's consolidated financial statements.

As discussed above, in August 2010 the Company adopted ASU 2009-13, addresses the accounting for multiple-deliverable arrangements to enable accounting for products or services separately rather than as a combined unit and modifies the manner in which the transaction consideration is allocated across the separately identified deliverables. The Company prospectively adopted the standard and applied it to its revenue arrangements containing multiple deliverables. See "Revenue Recognition", above.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the classifications used in fiscal 2011.

(2) Acquisitions

Fiscal 2011 Transactions

In March 2011, the Company completed the cash acquisition of John Hewitt and Sons, Limited (Hewitt) in the United Kingdom through a stock purchase and the acquisition of Barodge Auto Pool (Barodge) in the US through an asset purchase. The consideration paid for these acquisitions consisted of $34.9 million in cash, net of cash acquired. The acquired assets consisted principally of accounts receivables, inventories, property and equipment, goodwill, accounts payable, deferred tax liabilities, taxes payable and covenants not to compete. The acquisitions were accounted for using the purchase method of accounting, and the operating results subsequent to the acquisition dates are included in the Company's consolidated statements of income. These acquisitions were undertaken because of their strategic fit and have been accounted for using the purchase method in accordance with ASC 805, *Business Combinations* (ASC 805), which has resulted in the recognition of $19.3 million of goodwill in the Company's consolidated financial statements. This goodwill arises because the purchase price for Hewitt and Barodge reflects a number of factors including:

- its future earnings and cash flow potential;
- the multiple to earnings, cash flow and other factors at which similar businesses have been purchased by other acquirers;
- the competitive nature of the process by which the Company acquired the business; and
- because of the complementary strategic fit and resulting synergies it brings to existing operations.

In accordance with ASC 805, the assets acquired and liabilities assumed have been recorded at their estimated fair values.

Pro-forma Financial Information

Pro forma financial information for the fiscal 2011 acquisitions does not result in a significant change from actual results.

Fiscal 2010 Transactions

In January 2010, the Company completed the acquisition of D Hales Limited (D Hales) which operated five locations in the United Kingdom through a stock purchase. This acquisition was undertaken because of its strategic fit with the United Kingdom business and was accounted for using the purchase method, which has resulted in the recognition of goodwill in the Company's consolidated financial statements. This goodwill arises because the purchase price for D Hales reflects a number of factors including:

- its future earnings and cash flow potential;
- the multiple to earnings, cash flow and other factors at which similar businesses have been purchased by other acquirers;
- the competitive nature of the process by which the Company acquired the business; and

- because of the complementary strategic fit and resulting synergies it brings to existing operations.

In accordance with ASC 805, the D Hales assets acquired and liabilities assumed were recorded at their estimated fair values.

Pro-forma Financial Information

Pro forma financial information for the fiscal 2010 acquisition does not result in a significant change from actual results.

Fiscal 2009 Transactions

None.

(3) Discontinued Operations

During fiscal 2006, the Company discontinued the operations of Motors Auction Group (MAG) and sold or converted the related assets, which included real estate. A note receivable issued in 2006 was the sole consideration for the sale of certain MAG business assets and related real estate. During the third quarter of fiscal 2009, the Company received $12 million from the early payment of the note receivable. The deferred gain was recognized during the fiscal year ended July 31, 2009 upon payment of the note.

(4) Cash, Cash Equivalents and Marketable Securities

As of July 31, 2011, cash and cash equivalents include the following (in thousands):

	Cost	Unrealized Gains	Unrealized Losses Less Than 12 Months	Unrealized Losses 12 Months or Longer	Estimated Fair Value
Cash	$42,664	$—	$—	$—	$42,664
Money market funds	31,345	—	—	—	31,345
Total	$74,009	$—	$—	$—	$74,009

As of July 31, 2010, cash and cash equivalents include the following (in thousands):

	Cost	Unrealized Gains	Unrealized Losses Less Than 12 Months	Unrealized Losses 12 Months or Longer	Estimated Fair Value
Cash	$131,070	$—	$—	$—	$131,070
Money market funds	107,118	—	—	—	107,118
Cash equivalents—					
US Treasury Bills	30,000	—	—	—	30,000
Total	$268,188	$—	$—	$—	$268,188

The Company invests its excess cash in money market funds and US Treasury Bills. The Company's cash and cash equivalents are placed with high credit quality financial institutions.

(5) Accounts Receivable, Net

Accounts receivable consists of the following (in thousands):

	July 31, 2011	July 31, 2010
Advance charges receivable	$ 71,961	$ 72,841
Trade accounts receivable	53,569	37,904
Other receivables	451	1,157
	125,981	111,902
Less allowance for doubtful accounts	(3,122)	(2,841)
	$122,859	$109,061

Advance charges receivable represents amounts paid to third parties on behalf of insurance companies for which the Company will be reimbursed when the vehicle is sold. Trade accounts receivable includes fees and gross proceeds to be collected from insurance companies and members.

The movements in the allowance for doubtful accounts are as follows (in thousands):

Description and Fiscal Year	Balance at Beginning of Year	Charged to Costs And Expenses	Deductions to Bad Debt	Balance at End of Year
Allowance for doubtful accounts:				
July 31, 2011	$2,841	$ 478	$ (197)	$3,122
July 31, 2010	2,405	1,591	(1,155)	2,841
July 31, 2009	2,600	783	(978)	2,405

(6) Property and Equipment, Net

Property and equipment consists of the following (in thousands):

	July 31, 2011	July 31, 2010
Transportation and other equipment	$ 65,009	$ 61,245
Office furniture and equipment	53,411	43,307
Software	46,761	22,915
Land	343,170	306,251
Buildings and leasehold improvements	384,366	399,350
	892,717	833,068
Less accumulated depreciation and amortization	(292,329)	(259,554)
	$ 600,388	$ 573,514

Depreciation expense on property and equipment was $40.2 million, $39.0 million and $37.3 million for the fiscal years ended July 31, 2011, 2010 and 2009 respectively. Amortization expense of software was $0.8 million, $0.3 million and $0.4 million for the fiscal years ended July 31, 2011, 2010 and 2009 respectively.

(7) Goodwill

The change in carrying amount of goodwill is as follows (in thousands):

Balance as of July 31, 2009	$166,327
Goodwill recorded during the period	12,599
Effect of foreign currency translation	(3,056)
Balance as of July 31, 2010	$175,870
Goodwill recorded during the period	19,309
Effect of foreign currency translation	3,441
Balance as of July 31, 2011	$198,620

In accordance with the guidance in ASC 350, goodwill is tested for impairment on an annual basis or upon the occurrence of circumstances that indicate that goodwill may be impaired. The Company's annual impairment tests were performed in the fourth quarter of fiscal 2011 and 2010 and goodwill was not impaired. As of July 31, 2011 and 2010, the cumulative amount of goodwill impairment losses recognized totaled $21.8 million.

(8) Intangibles, Net

Intangible assets consist of the following (in thousands, except remaining useful life):

	July 31, 2011			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (in years)
Amortized intangible assets:				
Covenants not to compete	$10,896	$(10,486)	$ 410	3
Supply contracts	27,238	(15,409)	11,829	3
Licenses and databases	1,337	(828)	509	3
	$39,471	$(26,723)	$12,748	

	July 31 , 2010			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (in years)
Amortized intangible assets:				
Covenants not to compete	$10,697	$(10,233)	$ 464	1
Supply contracts	22,365	(10,521)	11,844	4
Licenses and databases	1,317	(609)	708	4
	$34,379	$(21,363)	$13,016	

Aggregate amortization expense on intangible assets was $4.7 million, $3.9 million and $4.1 million for the fiscal years ended July 31, 2011, 2010 and 2009, respectively. Intangible amortization expense for the next five fiscal years based upon July 31, 2011 intangible assets is expected to be as follows (in thousands):

2012	$ 4,926
2013	4,124
2014	1,338
2015	1,090
2016	875
Thereafter	395
	$12,748

(9) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following (in thousands):

	July 31,	
	2011	2010
Trade accounts payable	$ 12,365	$14,923
Accounts payable to sellers	42,190	40,370
Accrued insurance	5,494	4,831
Accrued compensation and benefits	15,605	14,298
Buyer prepayments	14,229	9,105
Other accrued liabilities	11,825	10,213
	$101,708	$93,740

The Company is partially self-insured for certain losses related to general liability, workers' compensation and auto liability. Accrued insurance liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data, including the severity of our frequency of claims, actuarial estimates and is reviewed periodically by management to ensure that the liability is appropriate.

(10) Long-Term Debt

On December 14, 2010, the Company entered into an Amended and Restated Credit Facility Agreement (Credit Facility), which supersedes the Company's previously disclosed credit agreement with Bank of America, N.A. (Bank of America). The Credit Facility is an unsecured credit agreement providing for (i) a $100.0 million Revolving Credit Facility, including a $100.0 million alternative currency borrowing sublimit and a $50.0 million letter of credit sublimit (Revolving Credit) and (ii) a term loan facility of $400.0 million (Term Loan).

On January 14, 2011 the full $400.0 million provided under the Term Loan was borrowed. The Term Loan matures and all outstanding borrowings are due on December 14, 2015, with quarterly payments of $12.5 million in principal plus interest to be made beginning March 31, 2011 through the maturity date. All amounts borrowed under the Term Loan may be prepaid without premium or penalty. During the twelve months ended July 31, 2011, the Company made principal repayments of $25.0 million. At July 31, 2011, the outstanding Term Loan balance is $375.1 million. The Company has $1.8 million deferred financing costs in other assets as of July 31, 2011.

Amounts borrowed under the Credit Facility bear interest, subject to certain restrictions, at a fluctuating rate based on (i) the Eurocurrency Rate, (ii) the Federal Funds Rate or (iii) the Prime Rate as described in the Credit Facility. A default interest rate applies on all obligations during an event of default under the credit facility, at a rate per annum equal to 2.0% above the otherwise applicable interest rate. At July 31, 2011, the interest rate was the Eurocurrency Rate plus 1.50%. At July 31, 2011, the Eurocurrency Rate was 1.69%. The Credit Facility is guaranteed by the Company's material domestic subsidiaries. The carrying value of the loan payable approximates its fair value at July 31, 2011 due to the variable rate nature of the loan.

Amounts borrowed under the Revolving Credit may be repaid and reborrowed until the maturity date, which is December 14, 2015. The Credit Facility requires the Company to pay a commitment fee on the unused portion of the Revolving Credit. The commitment fee ranges from 0.075% to 0.125% per annum depending on the Company's leverage ratio, as of the end on the previous quarter. The Company had no outstanding borrowings under the Revolving Credit at the end of the period.

The Amended and Restated Credit Agreement contains customary representations and warranties and may place certain business operating restrictions on us relating to, among other things, indebtedness, liens and other encumbrances, investments, mergers and acquisitions, asset sales, dividends and distributions and redemptions of capital stock. In addition, the Amended and Restated Credit Agreement provides for the following financial covenants: 1) earnings before income tax, depreciation and amortization (EBITDA), 2) leverage ratio, 3) interest coverage ratio, and 4) limitations on capital expenditures. The Amended and Restated Credit Agreement contains events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, cross-defaults to certain other indebtedness, bankruptcy and insolvency defaults, material judgments, invalidity of the loan documents and events constituting a change of control. The Company is in compliance with all covenants as of July 31, 2011. Please refer to the commercial commitment table in the Lease, Purchase, and Other Contractual Obligations section for the payment schedule.

The Company's Term Loan requires quarterly payments of $12.5 million, and the Term Loan matures and all outstanding borrowings are due on December 14, 2015. At July 31, 2011, future annual payments are as follows (in thousands):

Years Ending July 31,	Term Loan
2012	$ 50,139
2013	50,000
2014	50,000
2015	50,000
2016	175,000
	$375,139

(11) Shareholders' Equity

General

The Company has authorized the issuance of 180 million shares of common stock, no par value, of which 66;005,517 shares were issued and outstanding at July 31, 2011. As of July 31, 2011 and 2010, the Company has reserved 9,825,924 and 10,630,904 shares of common stock, respectively, for the issuance of options granted under the Company's stock option plans and 711,710 and 775,306 shares of common stock, respectively, for the issuance of shares under the Copart, Inc. Employee Stock Purchase Plan (ESPP). The Company has authorized the issuance of 5 million shares of preferred stock, no par value, none of which were issued or outstanding at July 31, 2011.

Stock Repurchase

The Company's Board of Directors has authorized a 29 million share repurchase program. The repurchases may be effected through solicited or unsolicited transactions in the open market or in privately negotiated transactions. No time limit has been placed on the duration of the stock repurchase program. Subject to applicable securities laws, such repurchases will be made at such times and in such amounts as the Company deems appropriate and may be discontinued at any time. For the year ended July 31, 2011, the Company repurchased 6,682,317 shares of our common stock at an average price of $40.83. For the year ended July 31, 2010, the Company repurchased 121,251 shares of our common stock at a price of $36.76. For the year ended July 31, 2009 the Company did not repurchase any shares under our stock repurchase program. As of July 31, 2011, the total number of shares repurchased under the program was 20,453,037 and 8,546,963 shares were available for repurchase under the program.

Additionally, on January 14, 2011, the Company completed a tender offer to purchase up to 10,526,315 shares of its common stock at a price of $38.00 per share. Directors and executive officers of Copart were expressly prohibited from participating in the tender offer by our board of directors under the Company's Securities Trading Policy. In connection with the tender offer, the Company accepted for purchase 12,172,088 shares of its common stock. The shares accepted for purchase are comprised of the 10,526,315 shares the Company offered to purchase and an additional 1,645,773 shares purchased pursuant to the Company's right to purchase additional shares up to 2% of its outstanding shares. The shares purchased as a result of the tender offer are not part of the Company's repurchase program. The purchase of the shares of common stock was funded by the proceeds relating to the issuance of $400.0 million of long term debt. The dilutive earnings per share impact of all repurchased shares on the weighted average number of common shares outstanding for the year ended July 31, 2011 is $0.23.

In the second and fourth quarters of fiscal year 2009 and the first quarter of fiscal year 2010, Mr. Adair, Chief Executive Officer (and then President), exercised stock options through cashless exercises. In the fourth quarter of fiscal year 2010, Mr. Johnson, Chairman of the Board, exercised stock options through a cashless exercise. In the second, third and fourth quarters of fiscal year 2011 certain executive officers exercised stock options through cashless exercises. A portion of the options exercised were net settled in satisfaction of the exercise price and federal and state minimum statutory tax withholding requirements. The Company remitted $4.2 million, $7.4 million and $9.8 million, in fiscal 2011, 2010 and 2009, respectively, to the proper taxing authorities in satisfaction of the employees' minimum statutory withholding requirements. The exercises are summarized in the following table:

Period	Options Exercised	Exercise Price	Shares Net Settled for Exercise	Shares Withheld for Taxes(1)	Net Shares to Employee	Share Price for Withholding	Tax Withholding (in 000's)
FY 2009—Q2	600,000	$ 4.47	96,929	222,817	280,254	$26.93	$6,000
FY 2009—Q4	361,035	$11.12	116,741	109,595	134,699	$34.39	$3,769
FY 2010—Q1	323,631	$13.03	114,354	95,746	113,531	$36.89	$3,532
FY 2010—Q4	350,000	$12.91	122,922	105,827	121,251	$36.76	$3,890
FY 2011—Q2	88,750	$16.93	38,025	18,917	31,808	$39.51	$ 748
FY 2011—Q3	274,167	$22.03	147,748	59,016	67,403	$40.80	$2,408
FY 2011—Q4	90,000	$18.95	38,198	24,183	27,619	$44.65	$1,080

(1) Shares withheld for taxes are treated as a repurchase of shares for accounting purposes but do not count against the Company's stock repurchase program.

Employee Stock Purchase Plan

The ESPP provides for the purchase of up to an aggregate of 2.5 million shares of common stock of the Company by employees pursuant to the terms of the ESPP. The Company's ESPP was adopted by the Board of Directors and approved by the shareholders in 1994. The ESPP was amended and restated in 2003 and again approved by the shareholders. Under the ESPP, employees of the Company who elect to participate have the right to purchase common stock at a 15 percent discount from the lower of the market value of the common stock at the beginning or the end of each six month offering period. The ESPP permits an enrolled employee to make contributions to purchase shares of common stock by having withheld from their salary an amount up to 10 percent of their compensation (which amount may be increased from time to time by the Company but may not exceed 15% of compensation). No employee may purchase more than $25,000 worth of common stock (calculated at the time the purchase right is granted) in any calendar year. The Compensation Committee of the Board of Directors administers the ESPP. The number of shares of common stock issued pursuant to the ESPP during each of fiscal 2011, 2010 and 2009 was 63,596, 68,035 and 82,834, respectively. As of July 31, 2011, 1,788,290 shares of common stock have been issued pursuant to the ESPP and 711,710 shares remain available for purchase under the ESPP.

Stock Options

In December 2007, the Company adopted the Copart, Inc. 2007 Equity Incentive Plan (Plan), presently covering an aggregate of 4.0 million shares of the Company's common stock. The Plan provides for the grant of incentive stock options, restricted stock, restricted stock units and other equity-based awards to employees and non-qualified stock options, restricted stock, restricted stock units and other equity-based awards to employees, officers, directors and consultants at prices not less than 100% of the fair market value for incentive and non-qualified stock options, as determined by the Board of Directors at the grant date. Incentive and non-qualified stock options may have terms of up to ten years and vest over periods determined by the Board of Directors. Options generally vest ratably over a five-year period. The Plan replaced the Company's 2001 Stock Option Plan. At July 31, 2011, 1,473,327 shares were available for future grant under the Plan.

In April 2009, the Compensation Committee of the Company's Board of Directors, following shareholder approval of proposed grants at a special meeting of shareholders, approved the grant to each of Willis J. Johnson, the Company's Chairman (and then Chief Executive Officer), and A. Jayson Adair, the Company's Chief Executive Office (and then President), of nonqualified stock options to purchase 2,000,000 shares of the Company's common stock at an exercise price of $30.21 per share, which equaled the closing price of the

Company's common stock on April 14, 2009, the effective date of grant. Such grants were made in lieu of any cash salary or bonus compensation in excess of $1.00 per year or the grant of any additional equity incentives for a five-year period. Each option will become exercisable over five years, subject to continued service by the executive, with twenty percent (20%) vesting on April 14, 2010, and the balance vesting ratably over the subsequent four years. Each option will become fully vested, assuming continued service, on April 14, 2014, the fifth anniversary of the date of grant. If, prior to a change in control, either executive's employment is terminated without cause, then one hundred percent (100%) of the shares subject to that executive's stock option will immediately vest. If, upon or following a change in control, either the Company or a successor entity terminates the executive's service without cause, or the executive resigns for good reason, then one hundred percent (100%) of the shares subject to his stock option will immediately vest. The total compensation expense to be recognized by the Company over the five year service period is $26.1 million dollars per grant. The Company recognized $10.2 million, $10.1 million, and $3.0 million in compensation expense in fiscal 2011, 2010 and 2009, respectively relating to these grants.

The following table sets forth share-based compensation expense included in the company's consolidated statements of income (in thousands):

	Years Ended July 31,		
	2011	2010	2009
Yard operations	$ 1,031	$ 1,109	$1,220
General and administrative	17,976	16,846	8,193
Total	$19,007	$17,955	$9,413

There were no material compensation costs capitalized as part of the cost of an asset as of July 31, 2011 and 2010.

A summary of the status of the Company's non-vested shares as of July 31, 2011 and changes during fiscal 2011 is as follows:

	Number of Shares (in 000's)	Weighted Average Grant-date Fair Value
Non-vested shares at July 31, 2010	4,633	$13.23
Grants of options	1,117	13.40
Vested	(1,496)	13.10
Forfeitures or expirations	(90)	12.50
Non-vested shares at July 31, 2011	4,164	$13.32

Option activity for the year ended July 31, 2011 is summarized as follows:

	Shares (in 000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in 000's)
Outstanding at July 31, 2010	8,052	$29.07	7.49	$ 60,151
Grants of options	1,117	38.46	—	—
Exercises	(726)	21.11	—	—
Forfeitures or expirations	(90)	33.71	—	—
Outstanding at July 31, 2011	8,353	$31.00	7.18	$103,979
Exercisable at July 31, 2011	4,189	$28.67	6.21	$ 61,935
Vested and expected to vest at July 31, 2011	8,031	$31.01	7.19	$ 99,933

As required by ASC 718, the Company made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest.

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between the Company's closing stock price on the last trading day of the year ended July 31, 2011 and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options on July 31, 2011. The aggregate intrinsic value of options exercised was $16.2 million, $19.0 million and $29.8 million in the fiscal years ended July 31, 2011, 2010 and 2009, respectively, and represents the difference between the exercise price of the option and the estimated fair value of the Company's common stock on the dates exercised. As of July 31, 2011, the total compensation cost related to non-vested share-based payment awards granted to employees under the Company's stock option plans but not yet recognized was $50.6 million, net of estimated forfeitures. This cost will be amortized on a straight-line basis over a weighted average remaining term of 3.06 years and will be adjusted for subsequent changes in estimated forfeitures. The fair value of options vested in fiscal 2011, 2010 and 2009 is $19.6 million, $19.6 million and $7.8 million, respectively.

A summary of stock options outstanding and exercisable at July 31, 2011 follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at July 31, 2011 (in 000's)	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at July 31, 2011 (in 000's)	Weighted-Average Exercise Price
$7.75–$23.73	517	2.17	$15.43	517	$15.43
$24.03–$29.89	803	4.60	$25.22	795	$25.18
$30.21–$30.21	4,000	7.71	$30.21	1,800	$30.21
$32.76–$44.12	3,033	8.01	$36.20	1,077	$34.95
	8,353	7.18	$31.00	4,189	$28.67

On March 6, 2003, the Company's Board of Directors declared a dividend of one right (Right) to purchase one-thousandth share of the Company's Series A Participating Preferred Stock for each outstanding share of Common Stock of the Company. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock at an exercise price of $120.48.

In general, subject to certain limited exceptions, the Rights become exercisable when a person or group acquires 15% or more of the Company's common stock or a tender offer or exchange offer for 15% or more of the Company's common stock is announced or commenced. After any such event, the Company's other shareholders may purchase an additional $120.48 worth of additional shares of the Company's common stock at 50% of the then-current market price. The Rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by the Company's Board of Directors. The Rights may be redeemed by the Company at $0.001 per Right at any time before any person or group acquires 15% or more of our outstanding common stock.

(12) Income Taxes

Income from continuing operations before taxes consists of the following (in thousands):

	Years Ended July 31,		
	2011	2010	2009
US	$234,035	$217,947	$220,005
Non US	29,842	21,548	7,727
Total income before taxes	$263,877	$239,495	$227,732

The Company's income tax expense (benefit) from continuing operations consists of (in thousands):

	Years Ended July 31,		
	2011	2010	2009
Federal:			
Current	$84,119	$83,791	$78,817
Deferred	278	(3,714)	168
	84,397	80,077	78,985
State:			
Current	7,186	6,664	8,151
Deferred	(128)	473	(2)
	7,058	7,137	8,149
Foreign:			
Current	5,818	1,916	1,651
Deferred	229	(1,262)	(599)
	6,047	654	1,052
	$97,502	$87,868	$88,186

A reconciliation by year of the expected US statutory tax rate (35% of income before income taxes) to the actual effective income tax rate is as follows:

	Years Ended July 31,		
	2011	2010	2009
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	1.7	2.0	3.5
Foreign	(0.4)	(1.7)	(0.8)
Compensation and fringe benefits	0.2	0.2	0.3
Other differences	0.4	1.2	0.7
Effective tax rate	36.9%	36.7%	38.7%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below, (in thousands):

	July 31,	
	2011	2010
Deferred tax assets:		
Allowance for doubtful accounts	$ 1,063	$ 982
Accrued compensation and benefits	18,249	13,898
State taxes	1,488	1,358
Accrued other	3,006	1,884
Deferred revenue	—	1,910
Property and equipment	3,378	8,693
State net operating losses	398	327
Long-term note write off	—	423
Federal tax benefit	5,758	4,348
Total gross deferred tax assets	33,340	33,823
Less valuation allowance	(948)	(787)
Net deferred tax assets	32,392	33,036

COPART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

JULY 31, 2011, 2010 AND 2009

	July 31,	
	2011	2010
Deferred tax liabilities:		
Vehicle pooling costs	(4,956)	(9,414)
Prepaid insurance	(1,397)	(671)
Deferred revenue	(1,721)	—
Intangibles and goodwill	(25,031)	(23,640)
Workers compensation	(359)	—
Total gross deferred tax liabilities	(33,464)	(33,725)
Net deferred tax liability	$ (1,072)	$ (689)

The above net deferred tax liability has been reflected in the accompanying consolidated balance sheets as follows (in thousands):

	July 31,	
	2010	2010
North America current liabilities	$ 440	$ 1,154
North America non-current assets	(9,425)	(10,213)
UK non-current liabilities	10,057	9,748
Net deferred tax liability	$ 1,072	$ 689

The Company's ability to realize deferred tax assets is dependent on its ability to generate future taxable income. Accordingly, the Company has established a valuation allowance in taxable jurisdictions where the utilization of the tax assets is uncertain. Additional timing differences or future tax losses may occur which could warrant a need for establishing additional valuation allowances against certain deferred tax assets. The valuation allowance for the years ended July 31, 2011 and 2010 was $0.9 million and $0.8 million, respectively.

At July 31, 2011 and 2010, if recognized, the portion of liabilities for unrecognized tax benefits that would favorably affect the Company's effective tax rate is $13.2 million and $9.9 million, respectively. It is possible that the amount of unrecognized tax benefits will change in the next twelve months, due to tax legislation updates or future audit outcomes; however an estimate of the range of the possible change cannot be made at this time.

The following table summarizes the activities related to the Company's unrecognized tax benefits (in thousands):

	Years Ended July 31,	
	2011	2010
Balance as of August 1	$18,144	$15,965
Increases related to current year tax positions	1,592	4,514
Prior year tax positions:		
Prior year increase	519	74
Prior year decrease	(531)	(532)
Cash settlement	—	(302)
Lapse of statute of limitations	(930)	(1,575)
Balance at July 31	$18,794	$18,144

It is the Company's continuing practice to recognize interest and penalties related to income tax matters in income tax expense. As of July 31, 2011 and 2010, the Company had accrued interest and penalties related to the unrecognized tax benefits of $6.0 million and $5.2 million, respectively.

The Company is currently under audit by the states of Florida and Connecticut for fiscal years 2007, 2008 and 2009. The Company is no longer subject to US federal and state income tax examination for fiscal years prior to 2008, with the exception of Florida and Connecticut.

In fiscal years 2011, 2010 and 2009, the Company recognized a tax benefit of $3.6 million, $6.2 million and $4.6 million, respectively, upon the exercise of certain stock options which is reflected in shareholders' equity.

The Company has not provided for US federal income and foreign withholding taxes on its $42 million foreign subsidiaries' undistributed earnings as of July 31, 2011, because the Company intends to reinvest such earnings indefinitely in the operations and potential acquisitions related to its foreign operations. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to US income taxes (subject to an adjustment for foreign tax credits). It is not practical to determine the income tax liability that might be incurred if these earnings were to be distributed.

(13) Net Income Per Share

The table below reconciles weighted average shares outstanding to weighted average shares and dilutive potential share outstanding (in thousands):

	Years Ended July 31,		
	2011	2010	2009
Weighted average common shares outstanding	75,649	84,165	83,537
Effect of dilutive securities-stock options	1,027	862	1,393
Diluted weighted average common shares outstanding	76,676	85,027	84,930

There were no adjustments to net income required in calculating diluted net income per share. Excluded from the dilutive earnings per share calculation were 2,553,989, 5,892,641 and 1,225,000 options to purchase our common stock that were outstanding at July 31, 2011, 2010 and 2009, respectively, because their effect would have been anti-dilutive.

(14) Segments and Other Geographic Information

The Company's North American region and its UK region are considered two separate operating segments, which have been aggregated into one reportable segment because they share similar economic characteristics.

The following geographic data is provided in accordance with ASC 280, *Segment Reporting*. Revenues are based upon the geographic location of the selling facility and are summarized in the following table (in thousands):

	Years Ended July 31,		
	2011	2010	2009
United States	$674,742	$602,794	$591,284
Canada	6,532	5,635	4,733
North America	681,274	608,429	596,017
United Kingdom	190,972	164,450	147,065
	$872,246	$772,879	$743,082

Long-lived assets based upon geographic location are summarized in the following table (in thousands):

	July 31,	
	2011	2010
United States	$521,558	$511,362
Canada	4,579	4,925
North America	526,137	516,287
United Kingdom	95,638	76,011
	$621,775	$592,298

(15) Commitments and Contingencies

Leases

The Company leases certain facilities and certain equipment under non-cancelable capital and operating leases. In addition to the minimum future lease commitments presented below, the leases generally require the Company to pay property taxes, insurance, maintenance and repair costs which are not included in the table because the Company has determined these items are not material. Certain leases provide the Company with either a right of first refusal to acquire or an option to purchase a facility at fair value. Certain leases also contain escalation clauses and renewal option clauses calling for increased rents. Where a lease contains an escalation clause or a concession such as a rent holiday, rent expense is recognized on a straight-line basis over the lease term in accordance with ASC 840, *Operating Leases.*

At July 31, 2011, future minimum lease commitments under non-cancelable capital and operating leases with initial or remaining lease terms in excess of one year are as follows (in thousands):

Years Ending July 31,	Capital Leases	Operating Leases
2012	$231	$18,984
2013	204	15,147
2014	182	10,470
2015	—	8,067
2016	—	6,175
Thereafter	—	37,029
	617	$95,872
Less amount representing interest	(36)	
	$581	

Facilities rental expense for the fiscal years ended July 31, 2011, 2010 and 2009 aggregated $17.4 million, $16.8 million and $16.8 million, respectively. Yard operations equipment rental expense for the fiscal years ended July 31, 2011, 2010 and 2009 aggregated $3.3 million, $4.1 million and $3.8 million, respectively.

Commitments

Letters of Credit

The Company had outstanding letters of credit of $6.7 million at July 31, 2011 which are primarily used to secure certain insurance obligations.

Purchase Commitments

The Company has obligations under certain UK seller contracts for the purchase of vehicles at pre-determined prices, which typically are based upon a percentage of the pre-accident value, as defined in the contracts.

Contingencies

Legal Proceedings

The Company is involved in litigation and damage claims arising in the ordinary course of business, such as actions related to injuries, property damage, and handling or disposal of vehicles. These legal proceedings include the following matters:

On November 20, 2007, Car Auction & Reinsurance Solutions, Inc. (CARS) filed suit against the Company in the Superior Court in the County of New Castle, Delaware. CARS was seeking in excess of $2.0 million in damages, punitive damages, and prejudgment interest related to allegations involving breach of contract and misrepresentation. On September 15, 2011, the parties reached a settlement amount that was not material to our consolidated financial condition or results of operations.

On August 21, 2008, a former employee filed a Charge of Discrimination with the Equal Employment Opportunity Commission, or EEOC, claiming, in part, that he was denied employment based on his race and subjected to unlawful retaliation. The Company responded to the Charge of Discrimination explaining that it has a policy prohibiting the employment of individuals with certain criminal offenses and that the former employee was terminated after it was belatedly discovered that he had been convicted of a felony and other crimes prior to being hired by us. The Charge of Discrimination lay dormant at the EEOC for over two years. In January, 2011, however, the EEOC began actively investigating the allegations and challenging the Company's policy of conducting criminal background checks and denying employment based on certain criminal convictions. It is the EEOC's position that such a practice is unlawful because it has a disparate impact on minorities. It is the Company's position that its policy is required by one of its largest auto insurance company customers. Because the Company's customer is in the insurance and financial services industry, its operations are heavily regulated. The Federal Deposit Insurance Act (12 U.S.C. §1829) prohibits savings and loan holding companies, such as the Company's customer, from employing "any person who has been convicted of any criminal offense involving dishonesty or a breach of trust or money laundering, or has agreed to enter into a pretrial diversion or similar program in connection with a prosecution for such offense." In turn, it is the Company's understanding that the Company's customer is obligated to make sure its vendors, such as the Company, comply with similar hiring restrictions. The EEOC is still investigating the Charge of Discrimination. The Company anticipates that if the Charge of Discrimination is not dismissed or settled, the EEOC will file a lawsuit in Federal Court on behalf of all former employees and applicants of the Company who were denied employment because of the Company's policy. The Company believes that its practices are not unlawful and intends to continue to vigorously defend this action.

On April 23, 2010, Deborah Hill filed suit against the Company in the Twentieth Judicial Circuit of Collier County, Florida, alleging negligent destruction of evidence in connection with a stored vehicle that suffered damage due to a fire at our facility in Florida where the vehicle was being stored. Relief sought is for compensatory damages, costs and interest allowed by law. The Company believes the claim is without merit and intends to continue to vigorously defend the lawsuit.

On September 21, 2010, Robert Ortiz and Carlos Torres filed suit against the Company in Superior Court of San Bernardino County, San Bernardino District, which purported to be a class action on behalf of persons employed by the Company in the positions of facilities managers and assistant general managers in California at any time since the date four years prior to September 21, 2010. The complaint alleges failure to pay wages and overtime wages, failure to provide meal breaks and rest breaks, in violation of various California Labor and Business and Professional Code sections, due to alleged misclassification of facilities managers and assistant general managers as exempt employees. Relief sought includes class certification, injunctive relief, damages according to proof, restitution for unpaid wages, disgorgement of ill-gotten gains, civil penalties, attorney's fees and costs, interest, and punitive damages. The Company believes the claim is without merit and intends to continue to vigorously defend the lawsuit.

On February 12, 2011, Jose E. Brizuela filed suit against the Company in Superior Court, San Bernardino County, San Bernardino District, which purports to be class action on behalf of persons employed by the Company paid on a hourly basis in California at any time since the date four years prior to February 14, 2011. The complaint alleges failure to pay all earned wages due to an alleged practice of rounding of hours worked to the detriment of the employees. Relief sought includes class certification, injunctive relief, unpaid wages, waiting time penalty-wages, interest, and attorney's fees and costs of suit. The Company believes the claim is without merit and intends to continue to vigorously defend the lawsuit.

On August 10, 2011, Glenn A. Mangis and Lynn Brown-Mangis, husband and wife, filed suit against the Company in the Superior Court of Washington for Pierce County, alleging exposure to asbestos during the course of his employment as a carpenter, electrician and laborer; and as a direct result of said exposure, Plaintiff developed mesothelioma. Plaintiff's wife is alleging loss of spousal relationship as a result. Relief sought is for general and special damages, medical and related expenses, costs and disbursements in case, prejudgment interest and all other relief the Court deems just. No specific amount was given. The Company believes the claim is without merit and intends to continue to vigorously defend the lawsuit.

The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. The effect of the outcome of these matters on the Company's future results of operations cannot be predicted because any such effect depends on future results of operations and the amount and timing of the resolution of such matters. The Company believes that any ultimate liability will not have a material effect on its consolidated financial position, results of operations or cash flows. However, the amount of the liabilities associated with these claims, if any, cannot be determined with certainty. The Company maintains insurance which may or may not provide coverage for claims made against it. There is no assurance that there will be insurance coverage available when and if needed. Additionally, the insurance that the Company carries requires that the Company pay for costs and/or claims exposure up to the amount of the insurance deductibles negotiated when insurance is purchased.

Governmental Proceedings

The Georgia Department of Revenue, or DOR, recently conducted a sales and use tax audit of the Company's operations in Georgia for the period from January 1, 2007 through June 30, 2011. As a result of the audit, the DOR issued a notice of proposed assessment for uncollected sales taxes in which it asserted that the Company failed to remit sales taxes totaling $73.8 million, including penalties and interest. In issuing the notice of proposed assessment, the DOR stated its policy position that sales for resale to non-U.S. registered resellers are subject to Georgia sales and use tax.

The Company has engaged a Georgia law firm and outside tax advisors to review the conduct of its business operations in Georgia, the notice of assessment, and the DOR's policy position. In particular, the Company's outside legal counsel has provided the Company an opinion that its sales for resale to non-U.S. registered resellers should not be subject to Georgia sales and use tax. In rendering its opinion, the Company's counsel noted that non-U.S. registered resellers are unable to comply strictly with technical requirements for a Georgia certificate of exemption but concluded that its sales for resale to non-U.S. registered resellers should not be subject to Georgia sales and use tax notwithstanding this technical inability to comply.

Based on the opinion from the Company's outside law firm and advice from outside tax advisors, the Company has not provided for the payment of this assessment in its consolidated financial statements. The Company believes it has strong defenses to the DOR's notice of proposed assessment and intends to defend this matter. The Company has filed a request for protest or administrative appeal with the State of Georgia. There can be no assurance, however, that this matter will be resolved in the Company's favor or that the

Company will not ultimately be required to make a substantial payment to the Georgia DOR. The Company understands that Georgia law and DOR regulations are ambiguous on many of the points at issue in the audit, and litigating and defending the matter in Georgia could be expensive and time-consuming and result in substantial management distraction. If the matter were to be resolved in a manner adverse to the Company, it could have a material adverse effect on the Company's results of operations and consolidated financial statements.

Environmental Matters

In connection with the acquisition of the Dallas, Texas facility in 1994, the Company set aside $3.0 million to cover the costs of environmental remediation, stabilization and related consulting expenses for a six-acre portion of the facility that contained elevated levels of lead due to the activities of the former operators. The Company began the stabilization process in 1996 and completed it in 1999. The Company paid all remediation and related costs from the $3.0 million fund and, in accordance with the acquisition agreement, distributed the remainder of the fund to the seller of the Dallas facility, less $0.2 million which was held back to cover the costs of obtaining the no-further-action letter. In September 2002, the Company's environmental engineering consultant issued a report, which concludes that the soil stabilization has effectively stabilized the lead-impacted soil, and that the concrete cap should prevent impact to storm water and subsequent surface water impact. The Company's consultant thereafter submitted an Operations and Maintenance Plan (Plan) to the Texas Commission on Environmental Quality (TCEQ) providing for a two-year inspection and maintenance plan for the concrete cap, and a two-year ground and surface water monitoring plan. In January of 2003, the TCEQ approved the Plan, subject to the additions of upstream (background) surface water samples from the intermittent stream adjacent to the facility and documentation of any repairs to the concrete cap during the post closure-monitoring period. The first semi-annual water sampling was conducted in April 2003, which reflected that the lead-impacted, stabilized soil is not impacting the ground and/or surface water. The second round of semi-annual water samples collected in October and November 2003 reported concentration of lead in one storm water and one surface water sample in excess of the established upstream criteria for lead. In correspondence, which the Company received in July 2004, the TCEQ approved with comment the Company's water monitoring report dated February 24, 2004. The TCEQ instructed the Company to continue with post-closure monitoring and maintenance activities and submit the next report in accordance with the approved schedules. In February 2005, a report from the Company's environmental engineering consultant was transmitted to the TCEQ containing the results of annual monitoring activities consisting of two (2) semi-annual sampling events which occurred in April/June 2004 and October/November 2004. Laboratory analytical results indicated no lead concentrations exceeding the target concentration level set in the Corrective Measures Study for the site, but some results were in excess of Texas surface water quality standards. The Company's environmental engineering consultant concluded in the February 2005 report to the TCEQ that it is unlikely that lead concentrations detected in the storm water runoff samples are attributable to the lead impacted soils. Based on the results of the 2004 samplings, the Company requested that no further action be taken and that a closure letter be issued by the TCEQ. In September 2007, the TCEQ notified the Company that they did not concur with their consultant's conclusions and recommendations. The TCEQ said it would not provide a closure letter until additional sampling of surface water is performed which reflects concentrations of lead below Texas surface water quality standards. In February 2008, the TCEQ provided comments to the Company's proposal for surface water sampling. In March 2008, the Company's environmental engineer submitted to the TCEQ an addendum to the surface water sampling plan, which was approved by the TCEQ in June 2008. Sampling was performed in November 2008. In December 2008 a report was submitted to the TCEQ indicating that lead levels were below Texas surface water quality standards. In May of 2009, the TCEQ approved the Surface Water Sampling Report, as well as the Concrete Cap Inspection Report submitted in December 2008. The Company made the necessary repairs to the concrete cap and provided a survey map of the cap. Annual inspections of the cap are required to ensure its maintenance. There is no assurance that the Company may not incur future liabilities if the stabilization process proves ineffective, or if future testing of surface or ground water reflects concentrations of lead which exceed Texas surface or ground water quality standards.

The Company does not believe that the above environmental matter will, either individually or in the aggregate, have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

(16) Guarantees—Indemnifications to Officers and Directors

The Company has entered into indemnification agreements, a form of which is incorporated by reference in the exhibits of the Company's fiscal 2010 annual report on Form 10-K, with the members of its Board of Directors to indemnify them to the extent permitted by law against any and all liabilities, costs, expenses, amounts paid in settlement and damages incurred by the directors as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the directors are sued as a result of their service as members of its Board of Directors.

(17) Related Party Transactions

The Company leases certain of its facilities from officers and/or directors of the Company under various lease agreements. Rental payments under these leases aggregated $0.05 million, $0.2 million, and $0.2 million for the fiscal years ended July 31, 2011, 2010 and 2009, respectively. The Company leases certain of its facilities from other employees of the Company under various lease agreements. Rental payments under these leases aggregated $0.3 million for the fiscal years ended July 31, 2011, 2010 and 2009.

On November 11, 2010, the Company exercised its option to purchase land that had been leased from Willis J. Johnson, the Company's Chairman of the Board and a member of the Board of Directors. The purchase was established through an independent appraisal and the transaction was approved by the Audit Committee of the Company's Board of Directors.

On June 10, 2010, the Company entered into an agreement with Willis J. Johnson, the Company's Chairman of the Board and a member of the Board of Directors, pursuant to which the Company acquired 121,251 shares of its common stock at a price of $36.76 per share, or an aggregate purchase price of $4.5 million. The settlement date for the acquisition of the common stock was on or about June 10, 2010, and the purchase was made pursuant to the Company's existing stock repurchase program. The per share purchase price for the common stock to be acquired was based on the closing price of the Company's common stock on June 10, 2010 (as reported by The NASDAQ Stock Market). The repurchase was approved by the independent members of the Board of Directors and the Audit Committee of the Board of Directors.

During the year ended July 31, 2011, the Company purchased two houses from executives who are relocating to the corporate headquarters to Dallas (see Note 19.) The houses are reported in other assets with a value of $2.0 million. Also, the Company purchased 10,620 shares of stock from the Willis Johnson Foundation for $0.5 million.

There were no amounts due or from related parties at July 31, 2011 and 2010.

(18) Employee Benefit Plan

The Company sponsors a 401(k) defined contribution plan covering its eligible employees. The plan is available to all US employees who meet minimum age and service requirements and provides employees with tax deferred salary deductions and alternative investment options. The Company matches 20% of employee contributions up to 15% of employee salary deferral. The Company recognized an expense of $0.4 million, $0.5 million and $0.5 million for the fiscal years ended July 31, 2011, 2010 and 2009, respectively, related to this plan.

The Company also sponsors an additional defined contribution plan for most of its UK employees, which is available to all UK employees who meet minimum service requirements. The Company matches up to 5% of employee contributions. The Company recognized an expense of $0.2 million, $0.3 million, and $0.7 million for the fiscal years ended July 31, 2011, 2010 and 2009, respectively, related to this plan.

(19) Restructuring

The Company is relocating its corporate headquarters to Dallas, TX in 2012. The Company recognized restructuring-related costs of $1.4 million for the year ended July 31, 2011 in general and administrative expense.

(20) Subsequent Event

On September 22, 2011, the Company's board of directors approved a 20 million share increase in the Company's stock repurchase program, bringing the total current authorization to 49 million shares. The Company has repurchased approximately 20,453,037 shares under the program since its inception in February 2003, leaving 28,546,963 shares available for repurchase under the program (including the 20 million share increase approved on September 22, 2011). Repurchases under the program may be effected through solicited or unsolicited transactions in the open market or in privately negotiated transactions. No time limit has been placed on the duration of the share repurchase program. The repurchases may be made at such times and in such amounts as Copart deems appropriate and may be discontinued at any time.

(21) Quarterly Information (in thousands, except per share data) (Unaudited)[1]

	Fiscal Quarter			
Fiscal Year 2011[2]	**First**	**Second**	**Third**	**Fourth**
Revenues	$212,667	$207,380	$236,755	$215,443
Operating income	$ 59,594	$ 60,195	$ 82,044	$ 63,456
Income from continuing operations	$ 60,163	$ 60,717	$ 80,350	$ 62,645
Net income	$ 37,823	$ 37,893	$ 50,136	$ 40,521
Basic net income per share	$ 0.45	$ 0.47	$ 0.72	$ 0.60
Diluted net income per share	$ 0.45	$ 0.46	$ 0.71	$ 0.59

	Fiscal Quarter			
Fiscal Year 2010	**First**	**Second**	**Third**	**Fourth**
Revenues	$185,461	$176,601	$220,349	$190,468
Operating income	$ 56,492	$ 53,232	$ 72,126	$ 57,220
Income from continuing operations	$ 57,052	$ 53,172	$ 71,584	$ 57,687
Net income	$ 35,270	$ 35,733	$ 44,390	$ 36,234
Basic net income per share	$ 0.42	$ 0.42	$ 0.53	$ 0.43
Diluted net income per share	$ 0.42	$ 0.42	$ 0.52	$ 0.43

(1) Earnings per share were computed independently for each of the periods presented; therefore, the sum of the earnings per share amounts for the quarters may not equal the total for the year.

(2) Fiscal 2011 results are impacted from the adoption of ASU 2009-13.

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Copart, Inc.

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-81238) pertaining to the Copart 1992 Stock Option Plan, 1994 Director Option Plan, and 1994 Employee Stock Purchase Plan, (Form S-8 No. 33-97636) pertaining to the Copart 1992 Stock Option Plan, (Form S-8 No. 333-93887) pertaining to the Copart 1992 Stock Option Plan and the Copart 1994 Employee Stock Purchase Plan, (Form S-8 No. 333-90612) pertaining to the Copart 2001 Stock Option Plan, (Form S-8 No. 333-112597) pertaining to the Copart 1994 Employee Stock Purchase Plan, (Form S-8 No. 333-148506) pertaining to the Copart 2007 Equity Incentive Plan, and (Form S-8 No. 333-159946) pertaining to the Copart, Inc. Stand Alone Stock Option Award Agreement dated April 14, 2009 between Copart, Inc. and Willis J. Johnson and the Copart, Inc. Stand Alone Stock Option Award Agreement dated April 14, 2009 between Copart, Inc. and A. Jayson Adair of our reports dated September 27, 2011, with respect to the consolidated financial statements of Copart, Inc. and the effectiveness of internal control over financial reporting of Copart, Inc. included in this Annual Report (Form 10-K) for the year ended July 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California
September 27, 2011

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EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO EXCHANGE ACT RULE 13a-14(a)/15d-14(a) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, A. Jayson Adair, certify that:

1. I have reviewed this report on Form 10-K of Copart, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 27, 2011

/s/ A. JAYSON ADAIR
A. Jayson Adair
Chief Executive Officer

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EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO EXCHANGE ACT RULE 13a-14(a)/15d-14(a) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William E. Franklin, certify that:

1. I have reviewed this report on Form 10-K of Copart, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 27, 2011

/s/ WILLIAM E. FRANKLIN
William E. Franklin
Senior Vice President of Finance
and Chief Financial Officer

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EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, A. Jayson Adair, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Copart, Inc. on Form 10-K for the fiscal year ended July 31, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that, based on my knowledge, the information contained in this Form 10-K fairly presents, in all material respects, the financial condition and result of operations of Copart, Inc.

/s/ A. Jayson Adair
A. Jayson Adair
Chief Executive Officer

Date: September 27, 2011

A signed original of this written statement required by Section 906 has been provided to Copart, Inc. and will be retained by Copart, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished to the Securities and Exchange Commission pursuant to 18 U.S.C. Section 1350. It is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, William E. Franklin, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Copart, Inc. on Form 10-K for the fiscal year ended July 31, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that, based on my knowledge, the information contained in this Form 10-K fairly presents, in all material respects, the financial condition and result of operations of Copart, Inc.

/s/ WILLIAM E. FRANKLIN
William E. Franklin
Senior Vice President of Finance
and Chief Financial Officer

Date: September 27, 2011

A signed original of this written statement required by Section 906 has been provided to Copart, Inc. and will be retained by Copart, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished to the Securities and Exchange Commission pursuant to 18 U.S.C. Section 1350. It is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

BOARD OF DIRECTORS AND MANAGEMENT

DIRECTORS

WILLIS J. JOHNSON
CHAIRMAN OF THE BOARD
COPART, INC.

A. JAYSON ADAIR
CHIEF EXECUTIVE OFFICER
COPART, INC.

STEVEN D. COHAN
CHIEF EXECUTIVE OFFICER
LOCO VENTURES, INC.

DANIEL ENGLANDER
MANAGING PARTNER
URSULA INVESTORS

THOMAS W. SMITH
MANAGING PARTNER
PRESCOTT INVESTORS

JAMES E. MEEKS
FORMER EXECUTIVE VICE PRESIDENT
& CHIEF OPERATING OFFICER
COPART, INC.

MATT BLUNT
FORMER GOVERNOR
STATE OF MISSOURI

EXECUTIVE OFFICERS

WILLIS J. JOHNSON
CHAIRMAN OF THE BOARD

A. JAYSON ADAIR
CHIEF EXECUTIVE OFFICER

VINCENT W. MITZ
PRESIDENT

ROBERT H. VANNUCCINI
SENIOR VICE PRESIDENT, SALES

WILLIAM E. FRANKLIN
SENIOR VICE PRESIDENT OF FINANCE
& CHIEF FINANCIAL OFFICER

RUSSELL D. LOWY
SENIOR VICE PRESIDENT & CHIEF
OPERATING OFFICER

CORPORATE HEADQUARTERS

Copart, Inc.
4665 Business Center Drive
Fairfield, California 94534
(707) 639-5000

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 13747 Montfort Drive, Suite 310, Dallas, Texas 75240 at 9:00 a.m., central time, on December 14, 2011.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young, LLP
San Francisco, California

LEGAL COUNSEL

Wilson Sonsini Goodrich & Rosati, P.C.
Palo Alto, California

SHAREOWNER SERVICES

You may contact our transfer agent Computershare Trust Company, N.A., by telephone at (877) 282-1168, by facsimile at (781) 575-3605 or by writing Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021.

INTERNET ADDRESS INFORMATION

Visit us online at www.copart.com for more information about Copart and its products and services. The 2011 Annual Report is available online by visiting www.investorvote.com/CPRT.

MARKET PRICE DISTRIBUTIONS

The following table summarizes the high and low sales prices per share of our common stock for each quarter during the last two fiscal years. As of July 31, 2011, there were 66,005,517 shares outstanding. Our common stock has been quoted on the NASDAQ under the symbol of "CPRT" since March 17, 1994. As of July 31, 2011, we had 1,643 shareholders of record.

2011	High	Low
FOURTH QUARTER	**47.97**	**43.03**
THIRD QUARTER	45.63	39.47
SECOND QUARTER	40.87	32.99
FIRST QUARTER	36.83	31.28

2010	High	Low
FOURTH QUARTER	37.83	33.96
THIRD QUARTER	37.01	32.77
SECOND QUARTER	37.10	31.63
FIRST QUARTER	38.47	31.93

ANNUAL REPORT ON FORM 10-K

Copart will provide, without charge to each shareholder, upon written request a copy of its annual report on Form 10-K as required to be field with the Securities and Exchange Commission pursuant to Rule 13a-1, under the Securities and Exchange Act of 1934, as amended. All such requests shall be sent to Copart, Inc., 4665 Business Center Drive, Fairfield, California 94534.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This 2011 Annual Report contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled "Risk factors," "Management's discussion and analysis of financial condition and results of operations," and "Business." Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "seeks," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will" or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on any forward-looking statements. In particular, Copart cannot predict its future revenues or operating results or its future rates of revenue growth, if any. Factors that could materially affect future results include, but are not limited to, risks relating to our dependence on a limited number of major vehicle sellers for a substantial portion of our revenues, risks associated with international operations, our ability to implement our management information system, our need to acquire new facilities, and the potential for quarterly variations in our operating results. In addition, investors in Copart should review the more detailed discussions of risks and uncertainties affecting our business described under the caption "Risk factors" in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 28, 2011 and supplemented in our subsequent Quarterly Reports on Form 10-Q.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.